Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 3, 2011

Relating to Preliminary Prospectus dated July 19, 2011

Registration No. 333-173709

This free writing prospectus relates only to the securities of WageWorks, Inc. and should be read together with the preliminary prospectus dated July 19, 2011 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-173709) relating to these securities. On August 3, 2011, we filed Amendment No.  6 to the Registration Statement to include consolidated financial results through the end of our second fiscal quarter ended June 30, 2011, which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1158863/000119312511207234/ds1a.htm . References to “WageWorks,” “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 6 and supplements and updates the information contained in the Preliminary Prospectus.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—The Offering” has been updated in its entirety to read as set forth on Exhibit A.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Summary Consolidated Financial Data” has been updated in its entirety to read as set forth on Exhibit B.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment” has been updated in its entirety to read as follows:

The anticipated initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $11.45 in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in this offering will have contributed 35.7% of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately 23.1% of our total outstanding shares as of June 30, 2011 after giving effect to this offering. The exercise of outstanding stock options and warrants will result in further dilution.

The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit C.

The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit D.

The disclosure set forth in the Preliminary Prospectus under “Selected Consolidated Financial Information” has been updated in its entirety to read as set forth on Exhibit E.

The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been updated in its entirety to read as set forth on Exhibit F.

The consolidated financial statements and notes to the consolidated financial statements set forth in the Preliminary Prospectus have been updated in their entirety to read as set forth on Exhibit G.

EXHIBIT A

The Offering

Common stock offered by us	5,769,230 shares

Common stock to be outstanding after this offering	24,993,108 shares

Overallotment option	The underwriters have an option to purchase a maximum of 865,384 additional shares of common stock from us to cover overallotments. The underwriters could exercise this option at any time within 30 days from the date of the prospectus.

Use of proceeds	We intend to use the net proceeds received by us from this offering for working capital, including funding of customer obligations, and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in technology and development and for capital expenditures. In addition, we may use a portion of the proceeds of this offering for portfolio purchases or purchases of technologies or assets to expand our employer client base. However, we do not have agreements for any portfolio purchases at this time. See “Use of Proceeds.”

NYSE trading symbol	“WAGE”

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding as of June 30, 2011 and excludes:

•	4,586,808 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2011, at a weighted average exercise price of $7.28 per share;

•	75,000 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2011 to purchase common stock, at an exercise price of $8.20 per share;

•

4,578,567 shares of common stock, on an as-converted basis and assuming the conversion occurs immediately prior to the completion of this offering, issuable upon the exercise of warrants outstanding as of June 30, 2011 to purchase convertible preferred stock, at a weighted average exercise price of $4.76 per share; and

•	474,940 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of June 30, 2011.

All information in this prospectus reflects a 1-for-2 reverse stock split of our outstanding common stock effected on July 15, 2011.

Unless otherwise indicated, all information in this prospectus assumes:

•

the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 17,687,612 shares of common stock, effective upon the completion of this offering, except with respect to historical financial information; and

•	no exercise by the underwriters of their overallotment option to purchase up to 865,384 additional shares of common stock from us.

A-1

EXHIBIT B

Summary Consolidated Financial Data

The information set forth below should be read together with “Capitalization,” “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated statement of operations data for the six months ended June 30, 2010 and 2011, as well as the unaudited consolidated balance sheet data as of June 30, 2011, are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements. The following summary consolidated financial data table reflects the 1-for-2 reverse stock split of our outstanding common stock effected on July 15, 2011. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands, except per share data)
				(unaudited)
Consolidated Statement of Operations Data:
Revenues	$103,273	$108,461	$115,047	$57,519	$69,185
Operating expenses	106,837	107,992	107,013	53,967	61,648

Income (loss) from operations	(3,564)	469	8,034	3,552	7,537
Interest and other expense, net	(274)	(608)	(26,488)	(26,184)	(236)

Income (loss) before taxes	(3,838)	(139)	(18,454)	(22,632)	7,301
Income tax (provision) benefit	(487)	(495)	1,204	(478)	(401)

Net income (loss)	(4,325)	(634)	(17,250)	(23,110)	6,900
Accretion of redemption premium	(3,130)	1,037	(6,740)	(140)	(5,692)

Net income (loss) attributable to common stockholders	$(7,455)	$403	$(23,990)	$(23,250)	$1,208

Net income (loss) per share attributable to common stockholders:
Basic	$(4.45)	$0.25	$(15.70)	$(15.24)	$0.79
Diluted	$(4.45)	$(0.04)	$(15.70)	$(15.24)	$0.07

Weighted Average Shares:
Basic	1,674	1,606	1,528	1,526	1,534
Diluted	1,674	16,864	1,528	1,526	16,376

Pro forma net income per share attributable to common stockholders (unaudited):
Basic(1)			$0.48		$0.36
Diluted(1)			$0.46		$0.30

Pro forma weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited):
Basic(1)			19,216		19,222
Diluted(1)			19,939		23,198

(1)	See Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net income per share and the unaudited pro forma basic and diluted net income per share for the year ended December 31, 2010 and the six months ended June 30, 2011. All shares to be issued in the offering were excluded from the unaudited pro forma basic and diluted net income per share calculation.

	At December 31,			At June 30,
	2008	2009	2010	2011
	(in thousands)
				(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$72,102	$93,261	$104,280	$123,919
Total current assets	90,704	108,515	124,337	153,382
Total assets	159,615	171,478	206,831	234,106
Total current liabilities	145,004	153,303	167,648	181,005
Total liabilities	167,892	167,430	182,254	201,415
Total redeemable convertible preferred stock	49,080	48,043	75,960	81,652
Total stockholders’ deficit	(57,357)	(43,995)	(51,383)	(48,961)

	Years Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
Non-GAAP Financial Data:
Adjusted EBITDA (unaudited)	$10,752	$15,941	$22,366	$10,601	$15,655

Notes to Summary Balance Sheet Data and Other Data

Definition of Adjusted EBITDA

Adjusted EBITDA is a performance measure that is not calculated in accordance with GAAP. The table immediately following this discussion provides a reconciliation of net income (loss) to Adjusted EBITDA, which is the most directly comparable GAAP measure. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner that we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments, the reasons we consider them appropriate and the material limitations of Adjusted EBITDA as described in footnote 3 to “Selected Consolidated Financial Information.”

Our management uses Adjusted EBITDA:

•	as a measure of operating performance;

•	as a factor when determining management’s compensation;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources of our business; and

•	to evaluate the effectiveness of our business strategies.

We believe that the use of Adjusted EBITDA provides consistency and comparability with our past financial performance and facilitates period-to-period comparisons of our operating results by management and investors. Although calculation of Adjusted EBITDA may vary from company-to-company, our detailed presentation may facilitate analysis and comparison of our operating results by management and investors with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results in their public disclosures.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

The following provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
	(unaudited)			(unaudited)
Net income (loss)	$(4,325)	$(634)	$(17,250)	$(23,110)	$6,900
Depreciation	4,559	4,564	4,164	2,111	1,744
Amortization and change in contingent consideration	7,987	8,398	7,764	3,789	5,175
Stock-based compensation expense	1,770	2,510	2,404	1,149	1,199
Interest income	(1,368)	(851)	(220)	(178)	(20)
Interest expense	1,570	1,102	188	45	197
Interest expense: amortization of convertible debt discount	—	71	21,107	10,776	—
Income tax provision (benefit)	487	495	(1,204)	478	401
Loss (gain) on revaluation of warrants	72	(70)	5,413	15,541	59
Loss on extinguishment of debt	—	356	—	—	—

Adjusted EBITDA	$10,752	$15,941	$22,366	$10,601	$15,655

EXHIBIT C

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2011 on:

•	an unaudited actual basis;

•

an unaudited pro forma basis, after giving effect, upon the completion of this offering and the filing of our amended and restated certificate of incorporation, to (i) the conversion of all of our outstanding shares of preferred stock into a fixed aggregate of 17,687,612 shares of our common stock, (ii) the conversion of our outstanding Series C preferred stock warrants into warrants to purchase a fixed 211,764 shares of our common stock, and (iii) the conversion of our outstanding Series E-1 preferred stock warrants into warrants to purchase a fixed 4,366,803 shares of our common stock; and

•

an unaudited pro forma as adjusted basis, after giving effect to the pro forma adjustments described above, and the sale by us of 5,769,230 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes thereto, as well as the information under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.” The unaudited “pro forma” and “pro forma as adjusted” information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing.

The following table reflects a 1-for-2 reverse stock split of our outstanding common stock effected on July 15, 2011.

	As of June 30, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$123,919	$123,919	$189,169

Bank borrowings	$12,056	$12,056	$12,056

Warrants	$1,529

Total redeemable convertible preferred stock	$81,652

Stockholder’s equity (deficit):
Convertible preferred stock, Series A, $0.001 par value ($200 liquidation preference); authorized 50,000 shares; issued and outstanding 50,000 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	200
Convertible preferred stock, Series A-1, $0.001 par value ($6,903 liquidation preference); authorized 1,725,792 shares; issued and outstanding 1,725,792 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	6,903
Convertible preferred stock, Series A-2, $0.001 par value ($3,995 liquidation preference); authorized 1,013,383 shares; issued and outstanding 998,661 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	3,995
Convertible preferred stock, Series B, $0.001 par value ($20,818 liquidation preference); authorized 14,870,179 shares; issued and outstanding 14,870,179 shares, actual; no shares issued or outstanding, pro forma; no shares issued or outstanding, pro forma as adjusted	22,867
Common stock, $0.001 par value; authorized 60,528,131 shares; issued 1,724,410 shares, actual; authorized 1,000,000,000 shares, pro forma and pro forma as adjusted; issued, 19,412,022 shares pro forma; issued 25,181,252 shares, pro forma as adjusted	2	19	25
Treasury stock	(397)	(397)	(397)
Additional paid-in capital	18,510	135,639	200,883
Accumulated deficit	(101,041)	(101,041)	(101,041)

Total stockholders’ equity (deficit)	(48,961)	34,220	99,470

Total capitalization	$46,276	$46,276	$111,526

C-1

If the underwriters exercise their option to purchase additional shares of common stock in full, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, net proceeds to us would increase by approximately $10.5 million.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) each of our unaudited pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $5.4 million, or by approximately $6.2 million if the underwriters exercise their option to purchase additional shares of common stock in full, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the capitalization table above is based on the number of shares outstanding as of June 30, 2011, and excludes:

•	4,586,808 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2011, at a weighted average exercise price of $7.28 per share;

•	75,000 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2011 to purchase common stock, at an exercise price of $8.20 per share;

•

4,578,567 shares of common stock, on an as-converted basis and assuming the conversion occurs immediately prior to the completion of this offering, issuable upon the exercise of warrants outstanding as of June 30, 2011 to purchase convertible preferred stock, at a weighted average exercise price of $4.76 per share; and

•	474,940 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of June 30, 2011.

C-2

EXHIBIT D

DILUTION

Our pro forma net tangible book deficit as of June 30, 2011 was $26.5 million, or $1.38 per share of common stock. The only difference between the pre-offering as reported net tangible book value and the pre-offering pro forma net tangible book value relates to the reclassification of our outstanding Series C preferred stock warrants from liability to equity and the conversion of our outstanding preferred stock that was not previously classified as equity. The amount of this difference is an increase of $16.83 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding, after giving effect upon the completion of this offering and the filing of our amended and restated certificate of incorporation, to (i) the conversion of all of our outstanding shares of preferred stock into a fixed aggregate of 17,687,612 shares of our common stock, (ii) the conversion of our outstanding Series C preferred stock warrants into warrants to purchase a fixed 211,764 shares of our common stock, and (iii) the conversion of our outstanding Series E-1 preferred stock warrants into warrants to purchase a fixed 4,366,803 shares of our common stock. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. The only anticipated difference between the pre- and post-net tangible book value are the net proceeds of the offering. After giving effect to the sale of the 5,769,230 shares of common stock by us at an assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the application of our estimated net proceeds from the offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2011 would have been $38.8 million, or $1.55 per share of common stock. This estimate represents an immediate increase in net tangible book value of $2.93 per share of common stock to existing common stockholders and an immediate dilution in net tangible book value of $11.45 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution after giving effect to the 1-for-2 reverse stock split of our outstanding common stock effected on July 15, 2011:

Assumed initial public offering price per share	$13.00

Historical net tangible book value (deficit) per share as of June 30, 2011	(18.21)
Pro forma increase in net tangible book value per share as of June 30, 2011 attributable to reclassification of Series C preferred stock warrants from liability to equity	1.00
Pro forma increase in net tangible book value per share as of June 30, 2011 attributable to preferred stock conversion	15.83

Pro forma net tangible book value per share before this offering	(1.38)

Increase in pro forma net tangible book value per share attributable to new investors	2.93
Pro forma net tangible book value per share after this offering	1.55

Dilution in pro forma net tangible book value per share to new investors	$11.45

A $1.00 increase in the assumed initial public offering price of $13.00 per share would increase our pro forma as adjusted net tangible book value after this offering by approximately $5.4 million, and the pro forma as adjusted net tangible book value per share after this offering would be $1.77 per share. A $1.00 decrease in the assumed initial public offering price of $13.00 per share would decrease our pro forma as adjusted net tangible book value after the offering by approximately $5.4 million and the pro forma as adjusted net tangible book value per share after this offering would be $1.34 per share. It would also increase (decrease) the dilution per share to new investors in this offering by $0.79 per share, assuming the number of shares offered by us under this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of the offering determined at pricing.

D-1

The following table summarizes as of June 30, 2011, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders before this offering and investors participating in this offering paid, before deducting the estimated underwriting discounts and commissions and estimated offering expenses. In addition, the table includes the shares underlying stock options, preferred stock warrants and common stock warrants that officers, directors and other affiliates have the right to acquire.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing Stockholders	19,223,878	61.0%	$135,261	55.1%	$7.04
Options and warrants held by affiliates	6,501,094	20.7	35,426	14.4	5.45
New Investors (shares sold by us)	5,769,230	18.3	75,000	30.5	13.00

	31,494,202	100.0%	$245,687	100.0%

The table above is based on the number of shares outstanding as of June 30, 2011, and excludes:

•	2,452,517 shares of common stock issuable upon the exercise of options outstanding to non-affiliates as of June 30, 2011, at a weighted average exercise price of $7.33 per share;

•	75,000 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2011 to purchase common stock, at an exercise price of $8.20 per share;

•

211,764 shares of common stock, on an as-converted basis assuming the conversion immediately prior to the completion of this offering, issuable upon the exercise of a warrant outstanding as of June 30, 2011 to purchase convertible preferred stock, at an exercise price of $8.50 per share; and

•	474,940 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of June 30, 2011.

To the extent that any outstanding options are exercised, there will be further dilution to new investors.

D-2

EXHIBIT E

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2009 and 2010, and the selected consolidated statements of operations data for each of 2008, 2009 and 2010, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 and the selected consolidated statements of operations data for each of 2006 and 2007 have been derived from our audited consolidated financial statements not included in this prospectus. The unaudited selected consolidated balance sheet data as of June 30, 2011 and the unaudited selected consolidated statement of operations data for the six months ended June 30, 2010 and 2011 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements. The following selected consolidated financial information reflects the 1-for-2 reverse stock split of our outstanding common stock effected on July 15, 2011. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except per share data)
Consolidated Statement of Operations Data:						(unaudited)
Revenues	$82,090	$89,765	$103,273	$108,461	$115,047	$57,519	$69,185
Operating expenses:
Cost of revenues (excluding amortization of internal use software)	58,912	48,459	49,298	46,802	50,205	25,044	28,610
Sales and marketing, technology and development and general and administration	33,319	36,115	49,552	52,792	49,044	25,134	27,863
Amortization and change in contingent consideration	6,010	6,867	7,987	8,398	7,764	3,789	5,175

Total operating expense	98,241	91,441	106,837	107,992	107,013	53,967	61,648

Income (loss) from operations	(16,151)	(1,676)	(3,564)	469	8,034	3,552	7,537
Other income (expense):
Interest income	784	1,403	1,368	851	220	178	20
Interest expense	(2,613)	(2,189)	(1,570)	(1,102)	(188)	(45)	(197)
Interest expense—amortization of convertible debt	—	—	—	(71)	(21,107)	(10,776)	—
Other, net	(517)	(643)	(72)	(286)	(5,413)	(15,541)	(59)

Income (loss) before income taxes	(18,497)	(3,105)	(3,838)	(139)	(18,454)	(22,632)	7,301
Income tax (provision) benefit	(266)	(315)	(487)	(495)	1,204	(478)	(401)

Net income (loss) before cumulative effect of change in accounting principle and accretion of redemption premium	(18,763)	(3,420)	(4,325)	(634)	(17,250)	(23,110)	6,900
Cumulative effect of change in accounting principle, net of tax of $0(1)	(398)	—	—	—	—	—	—
Accretion of redemption premium	(1,116)	(3,837)	(3,130)	1,037	(6,740)	(140)	(5,692)

Net income (loss) attributable to common stockholders	$(20,277)	$(7,257)	$(7,455)	$403	$(23,990)	$(23,250)	$1,208

Net income (loss) per share attributable to common stockholders:
Basic	$(15.58)	$(4.82)	$(4.45)	$0.25	$(15.70)	$(15.24)	$0.79
Diluted	$(15.58)	$(4.82)	$(4.45)	$(0.04)	$(15.70)	$(15.24)	$0.07
Share outstanding
Basic	1,302	1,505	1,674	1,606	1,528	1,526	1,534
Diluted	1,302	1,505	1,674	16,864	1,528	1,526	16,376

	Year Ended December 31,	Six Months Ended June 30,
	2010	2011
	(in thousands, except per share data)
Pro forma net income per share attributable to common stockholders (unaudited):		(unaudited)
Basic(2)	$0.48	$0.36
Diluted(2)	$0.46	$0.30
Pro forma weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited):
Basic(2)	19,216	19,222
Diluted(2)	19,939	23,198

	At December 31,					At June 30,
	2006	2007	2008	2009	2010	2011
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,426	$49,978	$72,102	$93,261	$104,280	$123,919
Total current assets	69,888	72,657	90,704	108,515	124,337	153,382
Total assets	123,371	138,144	159,615	171,478	206,831	234,106
Total current liabilities	113,239	120,763	145,004	153,303	167,648	181,005
Total liabilities	127,032	143,869	167,892	167,430	182,254	201,415
Total redeemable convertible preferred stock	42,113	45,950	49,080	48,043	75,960	81,652
Total stockholder’s deficit	(45,774)	(51,675)	(57,357)	(43,995)	(51,383)	(48,961)

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)
Non-GAAP Financial Data:
Adjusted EBITDA(3) (unaudited)	$(7,788)	$8,867	$10,752	$15,941	$22,366	$10,601	$15,655

(1)	We adopted FASB Accounting Standards Codification 480, Distinguishing Liabilities from Equity, effective January 1, 2006, which requires that warrants to purchase shares of our redeemable convertible preferred stock be classified as liabilities and revalued at fair value at the end of each reporting period. The impact of the change in accounting principle was to increase net loss by approximately $398,000 in 2006.
(2)	See Note 2 to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net income per share and the unaudited pro forma basic and diluted net income per share. All shares to be issued in the offering were excluded from the unaudited pro forma basic and diluted net income (loss) per share calculation.
(3)	We define Adjusted EBITDA as net income (loss), calculated in accordance with GAAP, plus: (i) depreciation; (ii) amortization and change in contingent consideration; (iii) stock based compensation expense; (iv) interest expense (income), net; (v) income tax (benefit) provision; (vi) interest expense: amortization of convertible debt discounts; (vii) loss (gain) on revaluation of warrants; and (viii) loss on extinguishment of debt.

Adjusted EBITDA is not a recognized presentation in accordance with GAAP. An explanation of the elements of Adjusted EBITDA, a full reconciliation of net income (loss), which is the most directly comparable GAAP measure to Adjusted EBITDA, and the material limitations of Adjusted EBITDA are set forth below. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner that we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance;

•	as a factor when determining management’s compensation;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources of our business; and

•	to evaluate the effectiveness of our business strategies.

We believe that the use of Adjusted EBITDA as an operational performance metric provides greater consistency and comparability with our past financial performance and facilitates period-to-period comparisons of our operating results by management and investors. Although calculation of Adjusted EBITDA may vary from company-to-company, our presentation of Adjusted EBITDA may facilitate analysis and comparison of our operating results by management and investors with other peer companies that may use similar non-GAAP financial measures to supplement their GAAP results in their public disclosures. While we believe Adjusted EBITDA is a useful measure for our management and investors in evaluating our operating performance and business trends, there are material limitations to the use of Adjusted EBITDA. For a further discussion of these limitations, see below in this footnote.

We believe that it is useful to exclude non-cash charges for depreciation, amortization and change in contingent consideration, amortization of convertible debt discounts, loss (gain) on revaluation of warrants, losses associated with the extinguishment of debt and stock-based compensation from Adjusted EBITDA because (i) the amount of such non cash expenses in any specific period may not directly correlate to the underlying operational performance of our business and (ii) such expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired intangible assets, full amortization of convertible debt discounts or the timing of new stock-based awards.

•

Depreciation, amortization and change in contingent consideration. We believe that it is useful to exclude depreciation, amortization and change in contingent consideration from Adjusted EBITDA because depreciation is a function of our capital expenditures, while amortization and change in contingent consideration reflect other asset acquisitions and their associated costs made at a prior point or points in time. In analyzing the performance of our business currently, management believes it is helpful to also consider the business without taking into account costs or benefits accruing from historical decisions on infrastructure and capacity. While these expense and related investments affect the overall financial health of our company, they are separately evaluated and relate to historic decisions. Further, depreciation and amortization do not result in ongoing cash expenditures. Investors should note that the use of assets being depreciated or amortized contributed to revenues earned during the periods presented and will continue to contribute to future period revenues. This depreciation and amortization expense will recur in future periods for GAAP purposes.

•

Losses (gains) associated with the revaluation of warrants. We believe that it is useful to exclude losses (gains) associated with the revaluation of warrants from Adjusted EBITDA. These items vary significantly in size and amount and are excluded by our management when evaluating and predicting earnings trends because these charges are based on many subjective inputs at a point in time and many of these inputs are not necessarily directly related to the performance of our business. Due to subjective assumptions that underlie valuation methodologies used in the calculation, as well as the impact of non-operational factors such as our share price, on the magnitude of this expense, management excludes these gains or losses when evaluating the ongoing performance of our business.

•

Losses associated with the extinguishment of debt and amortization of convertible debt discount. We believe that it is useful to exclude losses associated with the extinguishment of debt and amortization of convertible debt discount from Adjusted EBITDA. These items vary significantly in size and amount and are excluded by our management when evaluating and predicting earnings trends because these charges are unique to specific financings. We, therefore, exclude these cash and non-cash charges when presenting Adjusted EBITDA.

•

Stock-based compensation expense. We believe that it is useful in evaluating our financial performance to exclude stock-based compensation expense from Adjusted EBITDA because non-cash equity grants made at various points in time based on the value of our stock do not necessarily reflect how our business is performing at any particular time. While we believe that investors should have information about any dilutive effect of outstanding options and the cost of that compensation, we also believe that investors should have the ability to view Adjusted EBITDA as a non-GAAP financial measure that excludes these costs. The determination of stock-based compensation expense is based on many subjective inputs at a point in time and many of these inputs are not necessarily directly related to the performance of our business. Due to subjective assumptions that underlie valuation methodologies used in the calculation of this expense and the variety of stock award types that companies employ, as well as the impact of non-operational factors, such as our share price, on the magnitude of this expense, management believes that providing Adjusted EBITDA as a non-GAAP financial measure that excludes this stock-based compensation expense allows investors to make meaningful comparisons between our operating results and those of other companies.

Although Adjusted EBITDA measures are frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

A number of the material limitations of our use and presentation of Adjusted EBITDA include:

•	Adjusted EBITDA does not reflect our future requirements for contractual commitments and capital expenditures;

•	Adjusted EBITDA does not reflect cash interest income or expense;

•	Adjusted EBITDA does not reflect cash outflows for income taxes;

•	Adjusted EBITDA does not reflect the stock-based component of employee compensation;

•

although depreciation and amortization are non-cash charges that are excluded from Adjusted EBITDA, the assets being depreciated or amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any current cash requirements for these replacements; and

•

other companies in our industry may calculate Adjusted EBITDA or similarly titled measures differently from the manner in which we do, limiting their usefulness as comparative measures by our management or investors.

Management addresses the inherent limitations associated with using the Adjusted EBITDA measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of the most directly comparable GAAP measure, net income (loss) to Adjusted EBITDA. Further, management also reviews GAAP measures, and evaluates individual measures that are not included in Adjusted EBITDA such as our level of capital expenditures and interest expense, among other items.

The following provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, unaudited)
Net income (loss)	$(18,763)	$(3,420)	$(4,325)	$(634)	$(17,250)	$(23,110)	$6,900
Depreciation	1,957	3,729	4,559	4,564	4,164	2,111	1,744
Amortization and change in contingent consideration	6,010	6,867	7,987	8,398	7,764	3,789	5,175
Stock-based compensation expense	396	610	1,770	2,510	2,404	1,149	1,199
Interest income	(784)	(1,403)	(1,368)	(851)	(220)	(178)	(20)
Interest expense	2,613	2,189	1,570	1,102	188	45	197
Interest expense: amortization of convertible debt discount	—	—	—	71	21,107	10,776	—
Income tax (provision) benefit	266	315	487	495	(1,204)	478	401
Loss (gain) on revaluation of warrants	517	(360)	72	(70)	5,413	15,541	59
Loss on extinguishment of debt	—	340	—	356	—	—	—

Adjusted EBITDA	$(7,788)	$8,867	$10,752	$15,941	$22,366	$10,601	$15,655

EXHIBIT F

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Information” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading on-demand provider of tax-advantaged programs for consumer-directed health, commuter and other employee spending account benefits, or CDBs, in the United States. We administer and operate a broad array of CDBs, including spending account management programs such as health and dependent care Flexible Spending Accounts, or FSAs, Health Savings Accounts, or HSAs, Health Reimbursement Arrangements, or HRAs, and commuter benefits, such as transit and parking programs.

We deliver our CDB programs through a highly scalable Benefits-as-a-Service, or BaaS, delivery model that employer clients and their employee participants may access through a standard web browser on any internet-enabled device including computers, smart phones and other mobile devices, such as tablet computers. Our on-demand delivery model eliminates the need for our employer clients to install and maintain hardware and software in order to support CDB programs and enables us to rapidly implement product enhancements across our entire user base.

Our CDB programs enable employees and their families to save money by using pre-tax dollars to pay for certain of their healthcare and commuter expenses. Employers financially benefit from our programs through reduced payroll taxes, even after factoring in our fees. Under our FSA, HSA and commuter programs, employee participants contribute funds from their pre-tax income to pay for qualified out-of-pocket healthcare expenses not fully covered by insurance, such as co-pays, deductibles and over-the-counter medical products or for commuting costs.

These employee contributions result in savings to both employees and employers. As an example, based on our average employee participant’s annual FSA contribution of approximately $1,400 and an assumed personal combined federal and state income tax rate of 35%, an employee participant will reduce his or her taxes by approximately $490 per year by participating in an FSA. Our employer clients also realize payroll tax (i.e., FICA and Medicare) savings on the pre-tax contributions made by their employees. In the above FSA example, an employer client would save approximately $64 per participant per year, even after the payment of our fees.

Under our HRA programs, employer clients provide their employee participants with a specified amount of available reimbursement funds to help their employee participants defray out-of-pocket medical expenses such as deductibles, co-insurance and co-payments. All amounts paid by the employer into HRAs are deductible by the employer as an ordinary business expense and are tax-free to the employee.

Our company was founded in 2000 to provide the administration of tax-free commuter benefits. In early 2003, we expanded our business to include the administration of tax-advantaged healthcare programs with our FSA program. As a result of subsequent portfolio purchases made through 2006, we have broadened our CDB offerings to include HRA, HSA and Consolidated Omnibus Budget Reconciliation Act, or COBRA, programs. In 2007 we purchased MHM Resources, or MHM. The MHM small- and medium-sized business, or SMB, portfolio expanded our existing client base and the MHM technology platform enhanced our service offering to SMBs. In the last three years, we have made three additional portfolio purchases that have added to our client base and broadened our opportunities with public sector employers.

We market and sell our CDB programs through multiple channels, including direct sales to large enterprises, direct sales and through brokers to SMBs, and direct sales to industry purchasing and affiliate groups. Our enterprise sales force targets Fortune 1000 companies and generates new large account relationships through employer prospecting, consultant relationships and strategic partnerships. Our SMB distribution channel complements our enterprise sales channel. It consists of third-party advisors and institutional brokers that sell our CDB programs along with their own complementary products to SMBs. We also sell our services through group purchasing organizations of industry-specific employers with which we negotiate a standard service contract that covers their member entities. Our sales cycle ranges from two months for SMBs to six to nine months for our large institutional clients.

Our CDB agreements with our larger employer clients, which we refer to as enterprise clients, are typically for three-year terms and provide for monthly fees based on the number of employee participants enrolled in our programs. We price our services based on the estimated number and types of claims, whether payment processing and client support activities will be provided within or outside of the United States, the estimated number of calls to our customer support center and any specific client requirements. Almost all of the healthcare benefit plans we service on behalf of our enterprise clients are subject to contractual minimum monthly billing amounts. Generally, such minimum billing amounts are subject to upward revision on a monthly basis as our employer clients hire new employees who elect to participate in our programs, but generally are not subject to downward revision when employees leave their employers because we continue to administer those former employee participants’ accounts for the remainder of the plan year. For our SMB clients, our agreements are typically for one year and the monthly fee remains constant for the year unless there is a 10% or greater increase in the number of employee participants in which case it is subject to upward revision.

Benefit plan years customarily run concurrently with the calendar year and have an open enrollment period that typically occurs at benefit plan year-end during the fourth quarter of the calendar year. Most of our healthcare CDB agreements are executed in the last quarter of the calendar year. Because the signing of our contract often coincides with open enrollment, employer clients are able to offer our CDB programs to their employees during open enrollment for the upcoming benefit year. As a result of this timing, we are able to obtain significant visibility into our healthcare-related revenue early on in each plan year because healthcare benefit plans are administered on an annual basis, contractual revenue is based on the number of participants enrolled in our CDB programs on a per month basis and the minimum number of enrolled participants for the plan year is usually established at the close of the open enrollment period. In contrast to healthcare CDB programs, enrollment in commuter programs occurs on a monthly basis. Therefore, there is less visibility and some variability in commuter revenue from month-to-month, particularly during the summer vacation period when employee participants are less likely to participate in commuter programs for those months.

We offer prepaid debit cards for use in conjunction with almost all of the plans that we administer. These prepaid debit cards are offered in coordination with commercial banks and card associations. We receive interchange fees from employee participants’ prepaid debit card transactions, which are calculated as a percentage of the expenses transacted on each card. These interchange fees are exempt from the Durbin Amendment since there is an exception for general purpose reloadable cards and some of such cards also fall outside the definitions that establish the scope of coverage. In addition to interchange fees, we also derive revenue through our wholesale card program from fees we charge to assist third party administrators, or TPAs, in issuing our prepaid debit cards to their employee participant groups and in selling their administrative services utilizing our prepaid debit cards to new employee participants. We have historically experienced seasonality in healthcare interchange revenue, which is typically the highest during the first quarter of the year because participants are either using their newly available balances for the current plan year or spending any remaining funds available from the prior plan year during the prior plan year’s grace period. A grace period is generally established by employer clients as January 1 through March 15 of the succeeding plan year and is the period during which employee participants can access funds from the prior plan year’s FSA account. Healthcare interchange revenue generally declines through the second and third quarters and is subject to a small increase in December as some employee participants strive to use their remaining account balances before the end of the plan year.

We also offer transit passes from various transit agencies, which we purchase on behalf of employee participants. Due to our significant volume, we receive commissions on these passes which we recognize as vendor commission revenue.

Our cost of revenues typically varies with our revenue and is, therefore, impacted by the seasonality of our business. We incur higher expenses in the first quarter associated with increased headcount in the form of temporary workers, consultants and other outsourced services that are required to cover the increased call volume and activity associated with the commencement of the new plan year. The need for these resources diminishes in the second and third quarters, but increases again in the fourth quarter when we provide services to our employer clients during their open enrollment periods.

At the beginning of a plan year, most of our enterprise clients provide us with prefunds for their FSA programs based on a percentage of projected elections by the employee participants for the plan year ahead. This prefunding activity covers our estimate of approximately one week of spending on behalf of the employer client’s employee participants. During the plan year, we process employee participants’ FSA claims as they are submitted and typically seek reimbursement from our employer clients within one week after settling the claim. Employer clients generally set a time after the close of a plan year when employee participants in FSA programs are allowed to continue submitting claims for the preceding plan year, which we refer to as a run-out period. At the end of the plan year and following the grace period and run-out period, as applicable, we reconcile all claims paid against the FSA prefund and return any unused funds to the employer. Prior to that point we will have already received an entirely new FSA prefund from a continuing employer client for the new plan year.

Our growth strategy includes acquiring and integrating smaller TPAs to expand our employer client base. We refer to these acquisitions as portfolio purchases.

Consistent with this acquisition strategy, we have made four portfolio purchases since 2007, which include MHM in September 2007, Creative Benefits, or CB, in September 2008, Planned Benefit Systems, or PBS, in August 2010 and the CDB assets of a division of Fringe Benefits Management Company, or FBM, in November 2010. These portfolio purchases have enabled us to expand our employer client base, particularly in the SMB and public sector markets, and provided an opportunity to cross-sell additional CDB services to our newly acquired employer clients. The purchases of CB and PBS increased our COBRA service offerings, and the purchase of the FBM portfolio expanded our service capabilities to public sector clients. Our model for these portfolio purchases generally involves a payment at closing of the transaction and contingent payments based on retention of the acquired client accounts and achievement of revenue growth targets. Portfolio purchases may have a material adverse impact on our results of operations, including a potential material adverse impact on our cost of revenues in the short term as we seek to migrate acquired clients to our proprietary technology platforms, typically over the succeeding 12 to 24 months, in order to achieve additional operating efficiencies. There are several hundred regional TPA portfolios that we continually monitor and evaluate in order to maintain a robust pipeline of potential candidates for purchase and we intend to continue executing our focused strategy of portfolio purchases to broaden our employer client base.

We monitor our operating results and take steps to improve, redirect and consolidate our operations. During 2008, we migrated our Troy, Michigan customer support center operations into our other existing customer support centers located in Tempe, Arizona and Mequon, Wisconsin and outsourced the remaining call volume. In April 2009, we reorganized a number of operational areas to enable key personnel to focus solely on supporting either our healthcare or commuter programs. In addition, we reduced and reorganized our client services team to focus on specific regions. We also took actions to reduce our fixed personnel costs and increase our variable outsourcing costs. These activities have provided us with increased resource flexibility during our seasonal peaks in service delivery.

Adjusted EBITDA

In addition to traditional financial measures, we monitor our Adjusted EBITDA to help us evaluate the effectiveness and efficiency of our operations. Adjusted EBITDA is not a recognized presentation in accordance with generally accepted accounting principles in the United States, or GAAP. The table immediately following this discussion provides a reconciliation of net income (loss), which is the most directly comparable GAAP measure, to this non-GAAP measure. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner that we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. For further discussion on Adjusted EBITDA, see footnote 3 to “Selected Consolidated Financial Information.”

The following provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
	(unaudited)			(unaudited)
Net income (loss)	$(4,325)	$(634)	$(17,250)	$(23,110)	$6,900
Depreciation	4,559	4,564	4,164	2,111	1,744
Amortization and change in contingent consideration	7,987	8,398	7,764	3,789	5,175
Stock-based compensation expense	1,770	2,510	2,404	1,149	1,199
Interest income	(1,368)	(851)	(220)	(178)	(20)
Interest expense	1,570	1,102	188	45	197
Interest expense: amortization of convertible debt discount	—	71	21,107	10,776	—
Income tax provision (benefit)	487	495	(1,204)	478	401
Loss (gain) on revaluation of warrants	72	(70)	5,413	15,541	59
Loss on extinguishment of debt	—	356	—	—	—

Adjusted EBITDA	$10,752	$15,941	$22,366	$10,601	$15,655

Key Components of Our Results of Operations

Revenue

We generate revenue from three major sources: healthcare solutions, commuter solutions and other services.

Healthcare Revenue

We derive our healthcare revenue from the service fees paid by our employer clients for the administration services we provide in connection with their employee participants’ healthcare FSA, dependent care FSA, HRA and HSA tax-advantaged accounts. Our fee is generally fixed for the duration of the written agreement with our employer client, which is typically three years for our enterprise clients and one year for our SMB clients. These fees are paid to us on a monthly basis by our employer clients, and the related services are made available to employee participants pursuant to written agreements between us and each employer client. Almost all of the healthcare benefit plans we service on behalf of our enterprise employer clients are subject to contractual minimum monthly billing amounts. Generally, such minimum billing amounts are subject to upward revision on a monthly basis as our employer clients hire new employees who elect to participate in our programs, but generally are not subject to downward revision when employees leave their employers because we continue to administer those former employee participants’ accounts for the remainder of the plan year. For SMB employer clients, the monthly fee remains constant for the plan year unless there is a 10% or greater increase in the number of employee participants in which case it is subject to upward revision. Revenue is recognized monthly as services are rendered under our written service agreements.

We also earn interchange revenue from debit cards used by employee participants in connection with all of our healthcare programs and through our wholesale card program, which we recognize monthly based on reports received from third parties.

Commuter Revenue

We derive our commuter revenue from monthly service fees paid by our employer clients, interchange revenue that we receive from debit cards used by employee participants in connection with our commuter solutions and revenue from the sale of transit passes used in our commuter solutions. Our fees from employer clients are normally paid monthly in arrears based on the number of employee participants enrolled for the month. Most agreements have volume tiers that adjust the per participant price based upon the number of participants enrolled during that month. Revenue is recognized monthly as services are rendered under these written service agreements.

We earn interchange revenue from the debit cards used by employee participants in connection with our commuter programs, which we recognize monthly based on reports received from third parties.

We also receive commissions from transit passes, which we purchase from various transit agencies on behalf of employee participants. Due to our significant volume, we receive commissions on these passes which we recognize as vendor commission revenue.

Other Revenue

We derive other revenue primarily from our provision of COBRA administration services to employer clients for continuation of coverage for participants who are no longer eligible for the employer’s health benefits, such as medical, dental, vision, and for the continued administration of the employee participants’ HRAs and certain healthcare FSAs. Our agreements to provide COBRA services are not consistently structured and we receive fees based on a variety of methodologies. Other services also include enrollment and eligibility services, employee account administration (i.e., tuition and health club reimbursements) and project-related professional fees. Other services revenue is recognized as services are rendered under our written service agreements.

Costs and Expenses

Cost of Revenues (excluding the amortization of internal use software)

Cost of revenues includes the costs of providing services to our employer clients’ employee participants.

The primary component of cost of revenues is personnel and the expenses related to our claims processing, product support and customer service personnel. Cost of revenues includes outsourced and temporary help costs, check/ACH payment processing services, debit card processing services, shipping and handling costs for cards and passes and employee participant communications costs.

Cost of revenues also includes the losses or gains associated with processing our large volume of transactions, which we refer to as “net processing losses or gains.” In the normal course of our business, we make administrative and processing errors that we cannot bill to our employer clients. For example, we may over-reimburse employee participants for claims they submit or incur the cost of replacing commuter passes that are not received by employee participants. Upon identifying such an error, we record the expense as a processing loss. In certain circumstances, we experience recoveries with respect to these amounts which are recorded as processing gains.

Cost of revenues does not include amortization of internal use software, which is included in amortization, or the cost of operating on-demand technology infrastructure, which is included in technology and development expenses.

Technology and Development

Technology and development expenses include personnel and related expenses for our technology operations and development personnel as well as outsourced programming services, the costs of operating our on-demand technology infrastructure, depreciation of equipment and software licensing expenses. During the planning and post-implementation phases of development, we expense, as incurred, all internal use software and website development expenses associated with our proprietary BaaS model. During the development phase, costs incurred for internal use software are capitalized and subsequently amortized once the software is available for its intended use. Expenses associated with the platform content or the repair or maintenance of the existing platforms are expensed as incurred.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel and related expenses for our sales, client services and marketing staff, including sales commissions for our direct sales force, as well as communication, promotional, public relations and other marketing expenses.

General and Administration

General and administration expenses include personnel and related expenses of and professional fees incurred by our executive, finance, legal, human resources and facilities departments.

Amortization and Change in Contingent Consideration

Amortization and change in contingent consideration expense includes amortization of internal use software, amortization of acquired intangible assets and changes in contingent consideration in connection with portfolio purchases.

We capitalize internal use software and website development costs incurred during the development phase and we amortize these costs over the technology’s estimated useful life, which is generally four years. These capitalized costs include personnel costs and fees for outsourced programming and consulting services.

We also amortize acquired intangible assets consisting primarily of employer client agreements and relationships and broker relationships. Employer client agreements and relationships and broker relationships are amortized on a straight-line basis over an average estimated life that ranges from four to ten years.

We measure acquired contingent consideration payable each reporting period at fair value and recognize changes in fair value in our consolidated statement of operations each period, until the final amount payable is determined. Increases or decreases in the fair value of the contingent consideration payable can result from changes in revenue forecasts and risk and probability assumptions. Significant judgment is employed in determining the appropriateness of these assumptions in each period.

Other Income (Expense)

Other income (expense) consists of (i) interest income; (ii) interest expense; (iii) interest expense: amortization of convertible debt discount; and (iv) gain (loss) on revaluation of warrants.

Interest Expense: Amortization of Convertible Debt Discount

On December 28, 2009, we entered into a convertible note agreement with several of our existing preferred stockholders. This transaction resulted in a debt discount of $20.0 million that was fully amortized during 2010. Amortization of convertible debt discount also includes accrued interest on our promissory notes that were converted in July 2010.

Gain (Loss) on Revaluation of Warrants

Preferred warrant liabilities are the result of warrants issued in connection with previous debt financings. We account for those freestanding warrants that are exercisable into shares of potentially redeemable preferred stock as liabilities by marking-to-market those warrants at each reporting period from the warrant issuance date until their exercise date or expiration. The changes resulting from marking-to-market are presented in our consolidated statements of operations as gain (loss) on revaluation of warrants. Warrants issued in connection with our 2009 debt financing were modified on July 30, 2010 to be exercisable for Series E-1 preferred shares that are not redeemable. Accordingly, these warrants were reclassified at that date from debt to equity and were no longer subject to mark-to-market changes. Upon the completion of this offering, all outstanding shares of our preferred stock will automatically convert into shares of common stock and the warrants to purchase Series E-1 preferred stock and the remaining warrants to purchase Series C preferred stock will either be voluntarily exercised by the holders for shares of common stock or will, in accordance with their terms, automatically convert into warrants to purchase common stock. At that time, we will no longer record any changes in the fair value of these warrants in our consolidated statement of operations.

Provision for Income Taxes

We are subject to taxation in the United States. Our effective tax rate differs from the statutory rate primarily due to the valuation allowance on the majority of our net deferred tax assets, R&D credits and state taxes. For periods subsequent to the date on which we reverse our deferred tax asset valuation allowance, we expect our effective tax rate to approximate the U.S. federal statutory tax rates before adjusting for the effects of credits and state taxes.

As of December 31, 2010, we had $61.7 million of federal and $38.9 million of state net operating loss carryforwards available to offset future taxable income. If not fully utilized, these net operating loss carryforwards will expire beginning in 2020 through 2029 for U.S. federal income tax purposes, and beginning in 2011 through 2031 for state income tax purposes. In addition, we have federal and state research and development credit carryforwards of $2.2 million and $1.1 million, respectively. The federal research credit carryforwards expire beginning in the years 2023 through 2030, if not fully utilized. The California research credit carries forward indefinitely. Our ability to utilize net operating loss and tax credit carryforwards in the future may be subject to substantial restriction under applicable law, including in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended and similar state law (including in connection with this offering), which ownership changes may be outside of our control.

We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially affected.

Accretion of Redemption Premium

Certain of our series of preferred stock are redeemable after December 31, 2012 at the election of the majority of the preferred stockholders. This redemption option is only available to the extent an initial public offering has not been consummated as of December 31, 2012. To the extent that the redemption is requested, the holders will receive the greater of the fair value of the preferred stock at the time of redemption and the original issuance price. We account for this redemption premium by recording accretion charges reflecting the changes in the redemption value over the period from the date of issuance to the earliest redemption date, which is December 31, 2012. Upon the completion of this offering, the redeemable preferred shares will convert to common shares and we will not record any further accretion.

Critical Accounting Policies and Significant Management Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles, or GAAP, in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period-to-period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that there are several accounting policies that are critical to understanding our business and prospects for future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management’s judgment and estimates. These significant policies and our procedures related to these policies are described in detail below. In addition, please refer to the “Notes to Consolidated Financial Statements” for further discussion of our accounting policies.

Revenue Recognition

We report revenue for the following programs: healthcare, commuter and other services.

Healthcare and commuter programs include revenues generated from benefit service fees based on employee participant levels, interchange and other commission fees.

Most of our employee participants utilize prepaid debit cards to pay for their qualified healthcare and commuter expenses and we receive fees, known as interchange, that represent a percentage of the expenses transacted on each card. We also receive commissions from transit passes that we purchase from various transit agencies on behalf of employee participants. Due to our significant volume, we receive commissions on these passes which we recognize as vendor commission revenue.

We recognize revenue when the following criteria are met: collectibility is reasonably assured, delivery has occurred, persuasive evidence of an arrangement exists and there is a fixed or determinable fee. These criteria are generally met each month as we deliver services to our employer clients and their employee participants.

Valuation of Long-Lived Assets

Long-lived assets, such as property, equipment, acquired intangibles and capitalized internal use software subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable such as: (i) a significant adverse change in the extent or manner in which it is being used or in its physical condition, (ii) a significant adverse change in legal factors or in the business climate that could affect its value, or (iii) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with its use.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. An asset group is the lowest level at which cash flows can be identified that are largely independent of the cash flows of other asset groups. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. With the exception of MHM, we have determined that the entity level is the lowest level at which cash flows can be identified that are largely independent of the cash flows of other assets and liabilities as our revenue is interdependent on the revenue-producing activities and significant shared operating activities of all long-lived assets. The entity level is the aggregation of our three revenue streams arising from the administration of employer client sponsored healthcare programs, commuter programs and other programs. In addition to the undiscounted future cash flows expected to be generated at an entity level, we also consider other available information such as our total enterprise value determined for the purpose of estimating the fair value of our common stock, as further discussed below, in assessing the fair value of the entity level asset group. We have identified the long-lived assets of MHM as a separate asset group because we believe that the financial information available is sufficient to determine the cash inflows and outflows of certain MHM assets. Management evaluates the remaining useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. We recorded impairment adjustments of $415,000, $345,000 and $119,000 in 2008, 2009 and 2010, respectively, related to software development costs. There was an impairment charge of $119,000 for the six months ended June 30, 2010, and there were no impairment charges for the six months ended June 30, 2011.

We perform an annual goodwill impairment test on December 31st and more frequently if events and circumstances indicate that the asset might be impaired. The impairment tests are performed in accordance with FASB ASC 350, Intangibles—Goodwill and Other, or ASC 350. An impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit’s fair value. The goodwill impairment analysis is a two-step process: First, the reporting unit’s estimated fair value is compared to its carrying value, including goodwill. If we determine that the estimated fair value of the reporting unit is less than its carrying value, we move to the second step to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill in a manner similar to a purchase price allocation.

When reviewing goodwill for impairment, we assess whether goodwill should be allocated to operating levels lower than our single operating segment for which discrete financial information is available and reviewed for decision-making purposes. These lower levels are referred to as reporting units. Currently, we aggregate the following three revenue streams, healthcare, commuter and other into a single reporting unit in accordance with ASC 350.

The fair value of our reporting unit was determined using the market approach. In the application of the market approach, we are required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results related to assumed variables could differ from these estimates. Discount rates are based on a weighted average cost of capital, which represents the average rate a business must pay its providers of debt and equity capital. We used discount rates that are the representative weighted average cost of capital for our reporting unit in comparison with peer companies, with consideration given to the current condition of the global economy. We used the same discount rate for 2010 as for 2009, reflecting no change in our stage of development. We determine projected income based on our best estimate of near term revenue and Earnings before Interest, Income Taxes, Depreciation and Amortization, or EBITDA, expectations and long-term projections. Estimated Adjusted EBITDA for 2010 increased as compared to 2009. As a sensitivity analysis, a 100 basis point reduction in the assumed net sales growth beginning in fiscal 2011 would decrease minimally the overall valuation but it would not cause a change in the results of our impairment testing that indicated no impairment of goodwill.

As of the end of our fourth quarter of fiscal year 2010, the period of our last annual impairment test, the fair value of our reporting unit determined under the market approach exceeded our aggregate carrying value by a significant amount. To date, we have not made any impairment adjustments to goodwill as the fair value of our reporting unit has always exceeded our carrying value.

Income Taxes

We are subject to income taxes in the United States. Significant judgments are required in determining the consolidated provision for income taxes.

We use the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the belief that our tax return positions are supportable, we believe that certain positions may not be more likely than not of being sustained upon review by tax authorities. As of December 31, 2010, our unrecognized tax benefits approximated $2.0 million, none of which would affect the effective tax rate if recognized and we have no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations. We believe that our accruals for tax liabilities are adequate for all open audit years based on our assessment of many factors, including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. We do not anticipate any adjustments would result in a material change to our financial position. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Management periodically evaluates if it is more likely than not that some or all of the deferred tax assets will be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. In order to support a conclusion that a valuation allowance is not needed, positive evidence of sufficient quantity and quality (objective compared to subjective) is necessary to overcome negative evidence. During 2008, 2009 and 2010, management determined there was significant negative evidence and concluded that it was more likely than not that the net deferred tax assets would not be realized and accordingly established a valuation allowance on the majority of our deferred tax asset balance. The lack of profitability in prior years is a significant piece of negative evidence and generally precludes management’s estimate of forecasted future taxable income as positive evidence in its assessment. As a result, a valuation allowance on the majority of our deferred tax asset balance is recognized for the net deferred tax assets as of December 31, 2010. In the event we become consistently profitable in future periods and were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes in the period such determination was made.

Stock-Based Compensation

Stock-based compensation for stock awards is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes option pricing model and is recognized as an expense over the requisite service period. The determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price and related volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate, estimated forfeitures and expected dividends. The following table sets forth the assumptions made with respect to these issues during 2008, 2009, 2010 and the first six months of 2011.

	December 31,			June 30,
	2008	2009	2010	2011
				(unaudited)
Expected term (in years)	4.68-4.95	4.95-6.06	6.07	5.77-6.08
Risk-free interest rate	2.32-2.79%	2.13-2.72%	1.19-2.51%	2.21-2.72%
Expected volatility	33.8-47.0%	47.0%	46.0-50.9%	39.1-43.4%
Dividend yield	0.00%	0.00%	0.00%	0.00%
Range of fair value of granted stock options	$2.38-3.20	$2.64-3.58	$2.34-3.56	$4.51-5.41

We changed our method of estimating expected term in 2010 from using historical and observed exercises to using the “simplified” method as an estimate of expected term. We based the risk-free interest rate on zero-coupon yields implied from U.S. Treasury issues with remaining terms similar to the expected term on the options. We estimate expected volatility based on the historical volatility of comparable companies from a representative peer-group. We do not anticipate paying any cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We true-up our forfeitures monthly to vested amounts. If we use different assumptions for estimating stock-based compensation expense in future periods, or if actual forfeitures differ materially from our estimated forfeitures, future stock-based compensation expense may differ significantly from what we have recorded in the current period and could materially affect our income (loss) from operations, net income (loss) and net income (loss) per share.

Given the absence of an active market for our common stock, our stock price at any given time is determined by our board of directors, which considers numerous objective and subjective factors at each option grant date, including the following:

•	contemporaneous valuations performed by an independent valuation firm, generally as of specified dates;

•	prices for our preferred stock sold to outside investors in arms-length transactions, and the rights, preferences and privileges of our preferred stock and our common stock;

•	secondary sales of shares of our common stock, if any;

•	our actual financial condition and results of operations relative to our operating plan during the relevant period;

•	forecasts of our financial results and overall market conditions; and

•

the likelihood of achieving a liquidity event for the shares of common stock underlying the options such as an initial public offering or sale of the company, or remaining a private company, given prevailing market conditions at the time of grant.

Our board of directors believes that the judgment required in such efforts necessarily involves an element of subjectivity.

Valuations performed by the independent valuation firm were conducted in accordance with methods specified by the AICPA Practice Aid on “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The valuations performed by the independent valuation firm used the Probability Weighted Expected Result Method, or PWERM, to arrive at a weighted equity value. The PWERM methodology requires the consideration of various liquidity scenarios, including an initial public offering and a sale of our company, as well as continuing as a standalone privately-held company, and takes into account potential timing and the relative probability of each possible outcome. The probabilities for each outcome were based on discussions with management. The PWERM was also used to allocate the value among the various issues of preferred shares and considered differences between our preferred and common stock with respect to liquidation preferences, conversion rights, voting rights and other features. The valuations used in the PWERM allocation primarily considered the public company market multiple method. The public company market multiple method focuses on comparing our company to similar publicly traded entities. The valuations for June 30, 2010 and prior also used the income approach as a weighted factor in valuing the standalone scenario. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The discount rate applied to our cash flows was based on a weighted average cost of capital, which represents the blended, after-tax costs of debt and equity. The projections used in connection with these valuations were based on our expected operating performance over the forecast period. Beginning with its December 31, 2010 valuation report, our independent valuation appraiser noted that the use of the market approach was a more appropriate valuation methodology than the income approach based on the anticipated timing of our planned initial public offering. The valuation appraiser determined that the increased probability of an initial public offering scenario in the relatively near term was indicative of our anticipated time to exit being substantially less than the period used for a discounted cash flow analysis under the income approach. The market approach was corroborated by the implied enterprise value from the PWERM.

We considered appropriate adjustments in light of the lack of marketability of shares of our common stock and calculated our results based upon variables for cost of capital (20-25%). The following table summarizes the concluded discount for lack of marketability as of the valuation dates noted:

Valuation Date	Discount for Lack of Marketability	Value per Share of Common Stock
As of December 31, 2007	7.3%	$8.28
As of March 31, 2008	9.5	8.24
As of December 31, 2008	15.0	6.14
As of June 30, 2009	15.0	7.42
As of December 31, 2009	11.7	5.32
As of June 30, 2010	9.6	6.18
As of December 31, 2010	12.4	10.98
As of March 31, 2011 (unaudited)	9.5	12.10
As of June 30, 2011 (unaudited)	7.0	12.84

No other discounts were applied to arrive at the fair value amount, other than the lack of marketability discount discussed above.

The following table summarizes the number of options granted and the value of the common stock at each grant date:

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Common Stock Fair Value per share at Grant Date	Intrinsic Value per Share at Grant Date	Weighted Average Stock Option Fair Value at Grant Date
February 7, 2008	718,050	$8.28	$8.28	—	$2.76
May 7, 2008	171,375	8.24	8.24	—	2.38
May 7, 2009	155,250	6.14	6.14	—	2.64
May 29, 2009	592,875	6.14	6.14	—	2.66
November 4, 2009	68,750	7.42	7.42	—	3.58
December 15, 2009	107,500	7.42	7.42	—	3.58
April 1, 2010	39,375	5.32	5.32	—	2.62
May 6, 2010	757,375	5.32	5.32	—	2.70
August 24, 2010	41,255	6.18	6.18	—	2.12
November 4, 2010	299,250	6.18	6.18	—	3.38
February 15, 2011 (unaudited)	106,250	10.98	10.98	—	4.62
May 5, 2011 (unaudited)	32,375	12.10	12.10	—	5.40

If we assumed a 100 basis point change, but not below zero, in the following assumptions or a one-year change in the expected life, the value of a newly granted stock option would increase (decrease) by the following percentages:

	+100 Basis Points	-100 Basis Points
Expected life	7.2%	(8.0)%
Expected volatility	1.9%	(1.5)%
Risk-free interest rate	3.4%	(3.4)%

At each option grant date, our board of directors considers the most recent contemporaneous valuation from an independent third party valuation report. Our board considers the shelf life of that valuation as provided in the AICPA Practice Aid on “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” The significant factors considered in determining the valuation of common stock at the option grant dates were as follows:

February 7, 2008 and May 7, 2008 grant dates

Our board obtained contemporaneously prepared independent valuations from an independent third party valuation expert as of December 31, 2007 and March 31, 2008 and considered those valuations along with other relevant factors it deemed important, including:

•	our interim activity and operating performance from January 1, 2008 through February 1, 2008 and from April 1, 2008 through May 1, 2008, respectively;

•	general economic conditions and the specific outlook for our industry;

•	the proximity of the grant dates to the valuation dates;

•	liquidity assumptions in the valuation; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation dates of December 31, 2007 and March 31, 2008, as applicable. Accordingly, our board determined the December 31, 2007 valuation ($8.28) to be the fair value of our common stock for the February 7, 2008 grant and the March 31, 2008 valuation ($8.24) for the May 7, 2008 grant.

May 7, 2009 and May 29, 2009 grant dates

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of December 31, 2008. The decline in fair value at December 2008 to $6.14 per common share was primarily due to the significant decline in general economic and financial conditions, as reflected by the declines in gross domestic product, or GDP, in the fourth quarter of 2008 and was also attributable to our decision to postpone our initial public offering, or IPO, and therefore decrease its weighting in valuing our common stock. Our board considered the independent valuation at December 31, 2008 and reviewed and considered that valuation along with other relevant factors it deemed important in each valuation, including:

•	our interim activity and operating and financial performance for the period from January 1, 2009 to May 1, 2009;

•	general economic conditions and the specific outlook for our industry;

•	the likelihood of achieving different liquidity events or remaining a private company; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation date of December 31, 2008. Accordingly, our board determined the December 31, 2008 valuation ($6.14) to be the fair value of our common stock for the May 2009 grants.

November 4, 2009 and December 15, 2009 grant dates

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of June 30, 2009. The increase in fair value at June 2009 to $7.42 per common share was due to the recovery in the public market following the significant decline in the general economic and financial conditions in the fourth quarter of 2008. Our board considered the most recent available independent valuation at June 30, 2009 along with other relevant subjective factors, including:

•	our operating and financial performance and interim activity for the period from July 1, 2009 through November 1, 2009 and December 1, 2009, respectively;

•	general economic conditions and the specific outlook for our industry,

•	the likelihood of achieving different liquidity events or remaining a private company; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation date of June 30, 2009. Accordingly, our board determined the June 30, 2009 valuation ($7.42) to be the fair value of our common stock for the November and December 2009 grants.

April 1, 2010 and May 6, 2010 grant dates

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of December 31, 2009. In December 2009, substantial improvement in the stock market increased the liquidity strategy values and we showed a year-over-year value increase in value of total weighted equity; however, we had a $20 million convertible debt financing that was treated as dilutive for valuation purposes and reduced the per common share fair value to $5.32. Economic conditions were flat for the period December 2009 through May 2010 and economic reports were mixed with strong recoveries predicted but considerable debate and disagreement over sustainability. Our board considered the most recent available independent valuation as of December 31, 2009 along with other relevant factors, including:

•	our operating and financial performance for the period from January 1, 2010 through April 1, 2010 and May 1, 2010, respectively;

•	general economic conditions, including the improvement in the public market and the specific outlook for our industry;

•	the likelihood of achieving different liquidity events; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation date of December 31, 2009. Accordingly, our board determined the December 31, 2009 valuation ($5.32) to be the fair value of our common stock for the May 2010 grants.

August 24, 2010 and November 4, 2010 grant dates

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of June 30, 2010. The increase in value to $6.18 from December 31, 2009 to June 30, 2010 was primarily the result of growth in operating profits and Adjusted EBITDA as well as increased weighting of a potential IPO. Our board again considered the most recent independent valuation available as of June 30, 2010 along with other relevant objective and subjective factors, including:

•	our operating and financial performance for the period from July 1, 2010 through August 1, 2010 and November 1, 2010, respectively;

•	general economic conditions, noting that for the one-month period ending August 1, 2010 and four-month period ending November 1, 2010 the public market was flat;

•	the specific outlook for our industry and the likelihood of achieving different liquidity events or remaining a private company; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation date of June 30, 2010. Accordingly, our board determined the June 30, 2010 valuation ($6.18) to be the fair value of our common stock for the August 2010 and November 2010 grants.

February 15, 2011 grant date

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of December 31, 2010. The valuation showed an increase in value from the June 30, 2010 valuation to

$10.98 per share. The increase as of December 31, 2010, was due in part to the strategic acquisition of FBM in December leading to our increased penetration into the public sector market and the increased weighting of a potential IPO in the valuation. The increase in the IPO scenario weighting was due to management and our board taking steps towards readying us for an initial public offering. Those steps included the holding of a pre-IPO organizational meeting in mid-December, and the initiation of the preparation of an offering document. Our board considered the most recent available independent valuation as December 31, 2010 along with other relevant factors, including:

•	general economic conditions and the specific outlook for our industry;

•	the proximity of the grant date of February 15, 2011;

•	the increased likelihood of achieving an IPO noted above; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation date of December 31, 2010. Accordingly, our board determined the December 31, 2010 valuation ($10.98) to be the fair value of our common stock for the February 2011 grants.

May 24, 2011 grant date

Our board obtained a contemporaneously prepared valuation from an independent third party valuation expert as of March 31, 2011. The increase in fair value at March 31, 2011 to $12.10 per common share from the December 31, 2010 valuation of $10.98 was primarily due to the increase in the IPO scenario weighting in the valuation. The increase in the IPO scenario weighting was due to our moving closer to an initial public offering. Our board considered the independent valuation at March 2011 and reviewed and considered that valuation along with other relevant factors it deemed important in each valuation, including:

•	our interim activity and operating and financial performance for the period from March 31, 2011 through May 1, 2011;

•	general economic conditions and the specific outlook for our industry;

•	the likelihood of achieving different liquidity events or remaining a private company; and

•	significant events or changes at our company.

Our board determined there were no significant changes in relevant factors since the valuation date of March 31, 2011. Accordingly, our board determined the March 31, 2011 valuation ($12.10) to be the fair value of our common stock for the May 24, 2011 grants.

Fair Value of Warrants

We record warrants issued in connection with our debt financings based on their fair value on the grant date and adjust quarterly based on a mark-to-market valuation. The change in estimated fair value is classified as “Gain (loss) on revaluation of warrants” in our consolidated statement of operations.

In connection with a May 23, 2005 debt financing, we granted a warrant, or the Lender Warrant, to purchase 423,529 shares of Series C preferred stock at a purchase price of $4.25 per share. The Lender Warrant is classified as a liability on our consolidated balance sheet in accordance with ASC 480. The warrant is exercisable, in whole or in part, until the earliest of May 23, 2015 or 18 months after an initial public offering of our common stock. We value the Lender Warrant using an option pricing model, and for 2008-2011 the assumptions were: expected term (2.0 – 3.5 years); risk-free interest rates (0.61% – 1.56%); dividend of 0%; fair value of underlying shares ($5.14 – $7.55) and volatility (43.4% – 56.4%). Upon the completion of this offering, the Lender Warrant will either be exercised for shares of common stock or converted to a warrant to purchase common stock. At that time, we will no longer record any changes in the fair value of these warrants in our consolidated statement of operations.

If we assumed a 100 basis point change, but not below zero, in the following assumptions or a one-year change in the expected life, the value of the Lender Warrant would increase (decrease) by the following percentages:

	+100 Basis Points	-100 Basis Points
Expected life	6.3%	(6.9)%
Expected volatility	0.5%	(0.6)%
Risk-free interest rate	1.7%	(1.2)%

In connection with a December 28, 2009 debt financing, we granted warrants, or the Investor Warrants, to purchase $20 million worth of Series E preferred stock. From December 28, 2009 through July 30, 2010, the Investor Warrants were classified as liabilities on our consolidated balance sheet in accordance with ASC 480 as these warrants are exercisable into redeemable shares. On July 30, 2010, the terms of the Investor Warrants were amended to allow for conversion to Series E-1 preferred stock, which is not redeemable. As a result, the Investor Warrants were reclassified from a liability to equity on July 30, 2010, and changes in the fair value of these warrants have not been recorded in our consolidated statement of operations after the third quarter of 2010. We valued the Investor Warrants from December 28, 2009 through July 30, 2010 using an option pricing valuation model with assumptions that ranged as follows: fair value of the underlying shares ($3.42 – $3.98); risk-free interest rates (0.84% – 2.68%); expected term (2.89 – 6.15 years); dividend of 0%; and volatility (48.4% – 66.1%).

Accretion of Redemption Premium

Our redeemable preferred stock is redeemable at the election of the majority of the preferred stock holders on or after December 31, 2012 if a qualified offering, defined as an initial public offering in which net proceeds from the sale of our common stock is $40 million or greater and the offering price per share is at least $20.78 (as adjusted for any stock dividends, combinations, or splits with respect to such shares), has not occurred. To the extent that redemption is requested, the holders will receive the greater of the fair value of the preferred stock at the time of redemption or the original issuance price. We record accretion related to this redemption premium, using the interest method, as an increase or decrease to the liquidation value of the redeemable preferred stock and a decrease or increase to additional paid-in capital based on the excess of the estimated fair value of each redeemable preferred stock over the stated minimum redemption price per share for each redeemable preferred stock over the period of time up to the redemption date. Upon completion of this offering, the redeemable preferred shares will convert to common shares and we will not record any further accretion.

Results of Operations

The following table sets forth our results of operations for the specified periods:

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2010	2010	2011	2010	2011
	(in thousands)			(in thousands)		(in thousands)
				(unaudited)		(unaudited)
Consolidated Statements of Operations Data:
Revenue:
Healthcare	$66,754	$70,718	$75,771	$18,249	$22,854	$38,266	$47,079
Commuter	26,011	27,603	29,304	7,350	8,382	14,492	16,589
Other	10,508	10,140	9,972	2,208	2,625	4,761	5,517

Total revenue	103,273	108,461	115,047	27,807	33,861	57,519	69,185

Operating expenses:
Cost of revenues (excluding amortization of internal use software)	49,298	46,802	50,205	11,747	13,244	25,044	28,610
Technology and development	12,664	13,773	12,640	3,051	3,447	6,608	6,939
Sales and marketing	19,869	18,885	18,173	4,325	5,209	8,953	10,458
General and administration	17,019	20,134	18,231	4,150	5,104	9,573	10,466
Amortization and change in contingent consideration	7,987	8,398	7,764	1,878	2,682	3,789	5,175

Total operating expenses	106,837	107,992	107,013	25,151	29,686	53,967	61,648

Income (loss) from operations	(3,564)	469	8,034	2,656	4,175	3,552	7,537
Other income (expense):
Interest income	1,368	851	220	71	9	178	20
Interest expense	(1,570)	(1,102)	(188)	(3)	(111)	(45)	(197)
Interest expense: amortization of convertible debt discount	—	(71)	(21,107)	(5,418)	—	(10,776)	—
Loss on extinguishment of debt	—	(356)	—	—	—	—	—
Gain (loss) on revaluation of warrants	(72)	70	(5,413)	(9,606)	51	(15,541)	(59)

Income (loss) before income taxes	(3,838)	(139)	(18,454)	(12,300)	4,124	(22,632)	7,301
Income tax (provision) benefit	(487)	(495)	1,204	(283)	(253)	(478)	(401)

Net income (loss)	(4,325)	(634)	(17,250)	(12,583)	3,871	(23,110)	6,900
Accretion of redemption premium	(3,130)	1,037	(6,740)	(70)	(2,924)	(140)	(5,692)

Net income (loss) attributable to common stockholders	$(7,455)	$403	$(23,990)	$(12,653)	$947	$(23,250)	$1,208

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2010	2010	2011	2010	2011
				(unaudited)		(unaudited)
Consolidated Statements of Operations Data as a Percentage of Revenue:
Revenue:
Healthcare	65%	65%	66%	66%	67%	67%	68%
Commuter	25	26	25	26	25	25	24
Other	10	9	9	8	8	8	8

Total revenue	100	100	100	100	100	100	100

Operating expenses:
Cost of revenues (excluding amortization of internal use software)	48	43	44	42	39	43	41
Technology and development	12	13	11	11	10	11	10
Sales and marketing	19	17	16	15	16	16	15
General and administration	16	19	16	15	15	17	15
Amortization and change in contingent consideration	8	8	6	7	8	7	8

Total operating expenses	103	100	93	90	88	94	89

Income (loss) from operations	(3)	—	7	10	12	6	11
Other income (expense):
Interest income	1	1	—	—	—	—	—
Interest expense	(2)	(1)	—	—	—	—	—
Interest expense: amortization of convertible debt discount	—	—	(18)	(19)	—	(19)	—
Loss on extinguishment of debt	—	—	—	—	—	—	—
Gain (loss) on revaluation of warrants	—	—	(5)	(35)	—	(26)	—

Loss before income taxes	(4)	—	(16)	(44)	12	(39)	11
Income tax (provision) benefit	—	(1)	1	(1)	(1)	(1)	(1)

Net income (loss)	(4)	(1)	(15)	(45)	11	(40)	10
Accretion of redemption premium	(3)	1	(6)	0	(8)	0	(8)

Net income (loss) attributable to common stockholders	(7)%	—%	(21)%	(45)%	3%	(40)%	2%

Comparison of the Three and Six Months Ended June 30, 2010 and 2011

Revenue

	Three Months Ended June 30,		Change from prior year	Six Months Ended June 30,		Change from prior year
	2010	2011	2011	2010	2011	2011
	(in thousands, unaudited)			(in thousands, unaudited)
Revenue:
Healthcare	18,249	22,854	25%	38,266	47,079	23%
Commuter	7,350	8,382	14%	14,492	16,589	14%
Other	2,208	2,625	19%	4,761	5,517	16%

Total revenue	27,807	33,861	22%	57,519	69,185	20%

Healthcare Revenue

The increase in healthcare revenue for the second quarter of 2011 as compared to the second quarter of 2010 was primarily driven by the inclusion of $1.9 million and $2.4 million in post-purchase revenues for PBS and FBM, which were acquired in August 2010 and November 2010, respectively.

The increase in healthcare revenue for the first six months of 2011 as compared to the first six months of 2010 was primarily driven by the inclusion of $3.8 million and $4.8 million in post-purchase revenues for PBS and FBM, respectively.

Commuter Revenue

The increase in commuter revenue for the second quarter of 2011 as compared to the second quarter of 2010 was driven by an increased number of employee participants and the addition of a large employer client in the first quarter of 2011. Commuter interchange revenue also increased by $0.2 million as a result of increased prepaid debit card usage.

The increase in commuter revenue for the first six months of 2011 as compared to the first six months of 2010 was driven by an increased number of employee participants and the addition of a large employer client in the first quarter of 2011. Commuter interchange revenue also increased by $0.5 million as a result of increased prepaid debit card usage.

Other Revenue

The increase in other revenue for the second quarter of 2011 as compared to the second quarter of 2010 was primarily driven by the inclusion of $0.5 million and $0.4 million in post-purchase COBRA revenues from PBS and FBM, respectively. These increases were offset, in part, by decreases of $0.4 million in COBRA revenues, primarily attributable to the loss of a limited number of employer clients during our integration of CB and also attributable in part to the termination of the American Recovery and Reinvestment Act, which provided a subsidy for COBRA benefits.

The increase in other revenue for the first six months of 2011 as compared to the first six months of 2010 was primarily driven by the inclusion of $1.0 million and $0.7 million in post-purchase COBRA revenues from PBS and FBM. These increases were offset, in part, by decreases of $0.9 million in COBRA revenues, primarily attributable to the loss of a limited number of employer clients during our integration of CB and also attributable in part to the termination of the American Recovery and Reinvestment Act, which provided a subsidy for COBRA benefits.

Cost of Revenues

	Three Months Ended June 30,		Change from prior year	Six Months Ended June 30,		Change from prior year
	2010	2011	2011	2010	2011	2011
	(in thousands, unaudited)			(in thousands, unaudited)
Cost of revenues (excluding amortization of internal use software)	11,747	13,244	13%	25,044	28,610	14%
Percent of revenue	42%	39%		43%	41%

The increase in cost of revenues for the second quarter of 2011 as compared to the second quarter of 2010 was primarily driven by the inclusion of approximately $3.2 million in post-purchase expenses for PBS and FBM. These increases were offset by a $0.6 million decrease in costs as a result of substantially completing the integration of CB and decreases in outsourced services expense of $1.0 million. Of the $1.0 million decrease, $0.5 million relates to savings for the first quarter of 2011 that were recognized in the second quarter of 2011 as a result of completion of the re-negotiation of a services agreement effective January 1, 2011. The decrease in cost of revenues as a percentage of revenue was due to the significant increase in revenue and the cost reduction items discussed above.

The increase in cost of revenues for the first six months of 2011 as compared to the first six months of 2010 was primarily driven by the inclusion of approximately $6.6 million in post-purchase expenses for PBS and FBM. These increases were offset by a $1.1 million decrease in costs as a result of substantially completing the integration of CB and decreases in outsourced services expense of $1.0 million related to savings from a negotiated reduction in rates with a third-party vendor. In addition, there was a reduction in temporary worker expenses of $0.6 million. The decrease in cost of revenues as a percentage of revenue was due to the significant increase in revenue and the cost reduction items discussed above.

As we continue to scale our operations, we expect our cost of revenues to increase in dollar amount to support increased employer client and employee participant levels. Cost of revenues will continue to be affected by our portfolio purchases. Prior to migrating to our proprietary technology platforms, these new portfolios often operate with higher service delivery costs that result in increased cost of revenues until we are able to complete the migration process, which typically occurs over the 12- to 24-month period following closing of the portfolio purchase.

Technology and Development

	Three Months Ended June 30,		Change from prior year	Six Months Ended June 30,		Change from prior year
	2010	2011	2011	2010	2011	2011
	(in thousands, unaudited)			(in thousands, unaudited)
Technology and development	3,051	3,447	13%	6,608	6,939	5%
Percent of revenue	11%	10%		11%	10%

The increase in technology and development expenses for the second quarter of 2011 as compared to the second quarter of 2010 was primarily driven by an increase in salaries and personnel-related costs of approximately $0.6 million and an increase in outsourced services expense of $0.2 million related to the reporting capability and functionality for our platform. These increases were partially offset by an increase in expenditures qualifying for capitalization in the second quarter of 2011 of approximately $0.4 million as compared to the second quarter of 2010. The decrease in technology and development expenses as a percentage of revenue was primarily due to the significant increase in revenue.

The increase in technology and development expenses for the first six months of 2011 as compared to the first six months of 2010 was primarily driven by an increase in salaries and personnel-related costs of approximately $0.9 million and increases in outsourced services expense of $0.3 million related to the reporting capability and functionality of our platform. These increases were partially offset by increases in the expenditures qualifying for capitalization in the first six months of 2011 of approximately $0.9 million as compared to the first six months of 2010. The decrease in technology and development expenses as a percentage of revenue was primarily due to the significant increase in revenue.

We intend to enhance functionality in our software platform as part of our continuous effort to improve our employer client and employee participant experience and to maintain and enhance our control and compliance environment. As a result of our focus on technology development, we expect our technology and development expenses to increase in dollar amount in future periods. The timing of development and enhancement projects, including whether they are in phases where costs are capitalized or expensed, will significantly affect both our technology and development expense in dollar amount and as a percentage of revenue.

Sales and Marketing

	Three Months Ended June 30,		Change from prior year	Six Months Ended June 30,		Change from prior year
	2010	2011	2011	2010	2011	2011
	(in thousands, unaudited)			(in thousands, unaudited)
Sales and marketing	4,325	5,209	20%	8,953	10,458	17%
Percent of revenue	15%	16%		16%	15%

The increase in sales and marketing expense for the second quarter of 2011 as compared to the second quarter of 2010 was primarily driven by the acquisition of PBS and FBM, which increased sales and marketing expense by $0.7 million.

The increase in sales and marketing expense for the first six months of 2011 as compared to the first six months of 2010 was primarily driven by the acquisition of PBS and FBM, which increased sales and marketing expense by $1.4 million. The slight decrease in sales and marketing expense as a percentage of revenue was due to the significant increase in revenue.

We intend to continue to invest in sales, client services and marketing by hiring additional direct sales personnel and continuing to build our broker and channel relationships. We also intend to promote our brand through a variety of marketing and public relations activities. As a result, we expect our sales and marketing expenses to increase in dollar amount in future periods.

General and Administration

	Three Months Ended June 30,		Change from prior year	Six Months Ended June 30,		Change from prior year

	2010	2011	2011	2010	2011	2011
	(in thousands, unaudited)			(in thousands, unaudited)
General and administration	4,150	5,104	23%	9,573	10,466	9%
Percent of revenue	15%	15%		17%	15%

The increase in general and administration expenses for the second quarter of 2011 as compared to the second quarter of 2010 was primarily driven by an increase in salaries and personnel-related costs of approximately $0.7 million due to increased staffing needs in administrative functions associated with becoming a public company.

The increase in general and administration expenses for the first six months of 2011 as compared to the first six months of 2010 was primarily driven by an increase in salaries and personnel-related costs of approximately $1.2 million due to increased staffing needs in administrative functions associated with becoming a public company. These increases were partially offset by a $0.5 million decrease in consulting services due to the completion of finance-related infrastructure projects during 2010. The decrease in general and administration expenses as a percentage of revenue was primarily due to the significant increase in revenue.

We expect our general and administrative expenses to increase in dollar amount in 2011 and beyond due to the increased expenses associated with becoming a public company.

Amortization and Change in Contingent Consideration

	Three Months Ended June 30,		Change from prior year	Six Months Ended June 30,		Change from prior year

	2010	2011	2011	2010	2011	2011
	(in thousands, unaudited)			(in thousands, unaudited)
Amortization and change in contingent consideration	1,878	2,682	43%	3,789	5,175	37%

The increase in amortization and change in contingent consideration for the second quarter and first six months of 2011 primarily reflected charges of $0.5 million and $1.0 million, respectively, due to changes in the contingent consideration related to our PBS and FBM portfolio purchase due to greater than anticipated revenue growth.

Other Income (Expense)

	Three Months Ended June 30,		Six Months Ended June 30,

	2010	2011	2010	2011
	(in thousands, unaudited)		(in thousands, unaudited)
Interest income	71	9	178	20
Interest expense	(3)	(111)	(45)	(197)
Amortization of convertible debt discounts	(5,418)	—	(10,776)	—

The absence of amortization of convertible debt discount in the first quarter and first six months of 2011 arises from the full amortization of the convertible notes in 2010 and the conversion of the notes to equity in July 2010.

Revaluation of Warrants

	Three Months Ended June 30,		Six Months Ended June 30,

	2010	2011	2010	2011
	(in thousands, unaudited)		(in thousands, unaudited)
Gain (loss) on revaluation of warrants	(9,606)	51	(15,541)	(59)

The mark-to-market adjustment related to our outstanding warrants for Series C redeemable preferred stock was a $0.1 million gain for the second quarter of 2011. The mark-to-market adjustment related to our outstanding warrants for Series C redeemable preferred stock was a $0.1 million loss for both the first six months of 2010 and 2011.

The Series E-1 warrants were converted to equity in July 2010 and are therefore no longer subject to mark-to-market changes.

Income Taxes

	Three Months Ended June 30,		Six Months Ended June 30,

	2010	2011	2010	2011
	(in thousands, unaudited)		(in thousands, unaudited)
Income taxes	(283)	(253)	(478)	(401)

Income taxes remained flat for the second quarter of 2011 compared to the second quarter of 2010, and for the first six months of 2010 compared to the first six months of 2011. For both periods, the provision consists of state tax liability and deferred taxes on goodwill tax amortization, which is consistent from year to year.

Accretion of Redemption Premium

	Three Months Ended June 30,		Six Months Ended June 30,

	2010	2011	2010	2011
	(in thousands, unaudited)		(in thousands, unaudited)
Accretion of redemption premium	(70)	(2,924)	(140)	(5,692)

The accretion of redemption premium expense recorded for the second quarter of 2011 was $1.1 million, $0.2 million and $1.6 million for our Series C, D and E preferred stock, respectively. The increase compared to the second quarter of 2010 reflects the fact that at June 30, 2010 our Series E preferred stock did not exist. Our Series C and Series D preferred stock also contributed to a minimal increase in accretion expense.

The accretion of redemption premium expense recorded for the first six months of 2011 was $2.2 million, $0.5 million and $3.0 million for our Series C, D and E preferred stock, respectively. The increase compared to the first six months of 2010 was due to the same factors discussed above.

After the completion of this offering, there will not be any further accretion of redemption premium expense.

Comparison of the Years Ended December 31, 2008, 2009 and 2010

Revenue

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
Revenue:
Healthcare	$66,754	$70,718	$75,771	6%	7%
Commuter	26,011	27,603	29,304	6	6
Other	10,508	10,140	9,972	(4)	(2)

Total revenue	$103,273	$108,461	$115,047	5%	6%

The growth in healthcare revenues from 2009 to 2010 was primarily driven by the inclusion of $1.8 million and $0.8 million in post-purchase revenues for PBS, which was acquired in August 2010, and FBM, which was acquired in November 2010. Interchange fees grew by $2.1 million due to an increased number of prepaid debit cards, both WageWorks-branded and those provided as part of our wholesale card program, and increased debit card usage as a percentage of overall employee participant spending.

The increase in healthcare revenues from 2008 to 2009 was primarily due to $3.5 million of revenues from the inclusion of a full year of revenues of CB compared to only 3.5 months of post-purchase revenues in 2008. Interchange fees grew by $1.7 million due to an increased number of prepaid debit cards, both WageWorks-branded and those provided as part of our wholesale card program, and increased debit card usage as a percentage of overall employee participant spending.

The growth in commuter revenues from 2009 to 2010, and from 2008 to 2009, was principally due to an increase in the number of employee participants from our existing employer clients as our portfolio purchases during this period had only a nominal amount of commuter revenue.

Cost of Revenues

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
Cost of revenues (excluding amortization of internal use software)	$49,298	$46,802	$50,205	(5)%	7%
Percent of revenue	48%	43%	44%

The increase in cost of revenues (excluding amortization of internal use software) from 2009 to 2010 was primarily due to $1.4 million and $0.7 million relating to the post-purchase costs of PBS and FBM, respectively. In 2009, we had $1.1 million of net processing gains, due to the recovery of overpayments made in previous periods. In 2010, our net processing losses were $0.3 million.

In addition to these changes, headcount attributable to cost of revenues decreased by 7% in 2010, which contributed to a $0.7 million decrease in cost of revenues. The decrease in headcount was the result of the continued consolidation of operations between locations and an increase in outsourcing. The consolidation also reduced facilities costs by $0.4 million, while outsourcing costs increased by $0.5 million. Cost of revenues in 2009 benefited from a $0.3 million reduction in accrual for a third party claim. Cost of revenues as a percent of revenue increased due to the change from net processing gains in 2009 to net processing losses in 2010, despite higher revenue volume and other expense decreases.

The decrease in cost of revenues from 2008 to 2009 was primarily due to the effects of our consolidation of our functions between locations. Excluding additions related to our purchase of CB in 2008, our 14% reduction in headcount attributable to cost of revenues led to a $0.9 million decrease in cost of revenues, which was offset by a $0.9 million increase in temporary resources and outsourcing costs. Cost of revenues in 2008 was adversely affected by a $1.0 million restructuring charge related to personnel and facilities as we relocated the Troy, Michigan customer support center activities to our existing customer support centers in Mequon, Wisconsin and Tempe, Arizona and outsourced the overflow volume during our seasonal peaks. In 2009, facilities and depreciation costs decreased by $2.1 million primarily as a result of our restructuring. Cost of revenues attributable to our purchase of CB increased $2.3 million from 2008 to 2009. Cost of revenues also decreased in 2009 due to $1.1 million in net processing gains as compared to $0.4 million net processing losses in 2008. Cost of revenues as a percent of revenue decreased due to our expense reductions and increased revenue volume.

Technology and Development

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
Technology and development	$12,664	$13,773	$12,640	9%	(8)%
Percent of revenue	12%	13%	11%

The decrease in technology and development expenses from 2009 to 2010 was primarily a result of a 13% reduction in headcount due to increased outsourcing and consolidation of our IT operations, which led to a decrease in personnel expenses of $0.6 million, excluding the effect of PBS and FBM which was a $0.1 million increase in personnel expenses. In addition, we incurred decreased use of our personnel and less outsourced programming on expensed development activities due to the completion of several significant customization and internal control projects during 2009. Technology and development expense as a percentage of revenue decreased due to these changes and increased revenue volume.

The increase in technology and development expenses from 2008 to 2009 was principally due to a decrease in the percentage of time spent on projects qualifying for capitalization, as a higher percentage of development costs in 2009 was attributable to projects in the planning stage, including customization for major employer clients and the implementation of our daily settlement system. This resulted in a $0.9 million decrease in capitalized internal use software development costs in 2009. Technology and development expenses, as a percentage of revenue, increased due to these shifts despite increased revenue volume.

Sales and Marketing

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
Sales and marketing	$19,869	$18,885	$18,173	(5)%	(4)%
Percent of revenue	19%	17%	16%

The decrease in sales and marketing expense from 2009 to 2010 was primarily due to a 10% reduction in sales and marketing headcount, which reduced personnel expense by $2.1 million, excluding the effect of PBS and FBM which was a $0.2 million increase in personnel expenses. In April 2009, we reorganized in a number of areas to enable key personnel to focus solely on servicing either our healthcare or commuter programs. In addition, we reduced and reorganized our client services team to focus on specific regions. This decrease in personnel expenses was offset in part by expenses for increased promotional activity and education efforts focused on increasing employee participation levels in our tax-deferred CDBs among our existing employer client base. Sales and marketing expense as a percentage of revenue decreased slightly, primarily due to increased revenue volume.

The decrease in sales and marketing expense from 2008 to 2009 was primarily due to a reduction in commissions of $1.1 million from a revised sales compensation plan that better aligned commissions with our corporate goals and a performance-based reduction in sales staff. Sales and marketing expense as a percentage of revenue decreased based on these dollar decreases in expenses and the increase in revenue volume.

General and Administration

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
General and administration	$17,019	$20,134	$18,231	18%	(9)%
Percent of revenue	16%	19%	16%

The decrease in general and administration expenses from 2009 to 2010 was primarily due to a decrease in consulting and accounting expenses of $1.0 million relating to the improvement of our controls and processes that we incurred in 2009 and to a decrease of $0.8 million in public service announcements and advocacy efforts that we incurred in 2009 relating to healthcare reform. General and administration expense as a percentage of revenues decreased due to these decreases together with increased revenue volume.

The increase in general and administration expenses from 2008 to 2009 arose from $1.1 million of increased bonus payments due to achievement of goals, $0.8 million of increased expense for public service announcements and advocacy efforts relating to healthcare reform and $0.6 million of incremental expenses from the inclusion of a full year of CB in 2009, as opposed to 3.5 months in 2008. We incurred $2.0 million of increased consulting expenses in 2009 to improve our finance processes and internal controls. These increases were offset by a $1.9 million reduction in legal and accounting fees due to the postponement of an initial public offering planned for 2008 and reduced audit expenses. The increase in general and administration expenses as a percentage of revenues was due to these increased costs despite the increase in revenue volume.

Amortization and Change in Contingent Consideration

	Year Ended December 31,			Change from Prior Year
	2008	2009	2010	2009	2010
	(in thousands)
Amortization and change in contingent consideration	$7,987	$8,398	$7,764	5%	(8)%

Our amortization consists of three components: amortization of internal use software, amortization of acquired intangibles and change in contingent consideration. We capitalize our software development costs related to the development and enhancement of our business solution. When the technology is available for its intended use, the capitalized costs are amortized over the technology’s estimated useful life, which is generally four years. Acquired intangibles are also amortized over their useful lives. There was no change in contingent consideration in the years ended December 31, 2008, 2009 and 2010 as the acquisitions to which it relates occurred in the latter part of 2010.

The decrease in amortization from 2009 to 2010 was primarily a result of a decrease of $1.2 million in amortization of acquired intangible assets due to a number of acquired intangible assets becoming fully amortized in 2010. This decrease was partially offset by an increase in a $0.6 million amortization of internal use software as several major client specific platform enhancements and our daily settlement system were completed and amortization commenced, and increases in amortization related to the purchases of PBS and FBM of $0.2 million and $0.1 million, respectively.

The increase in amortization from 2008 to 2009 was due to a $0.4 million increase in amortization of acquired intangible assets relating to the purchase of CB and $0.3 million of increased amortization of capitalized development projects that were completed in 2008 offset in part by some of the intangible assets becoming fully amortized in 2009.

Other Income (Expense)

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Interest income	$1,368	$851	$220
Interest expense	(1,570)	(1,102)	(188)
Interest expense: amortization of convertible debt discount	—	(71)	(21,107)

The decrease in interest income from 2008 through 2010 was due to reduced short-term interest rates available to us on our invested funds.

The decrease in interest expense from 2009 to 2010 was primarily due to the repayment of a debt facility in December 2009.

The decrease in interest expense from 2008 to 2009 was due to a lower interest rate charged on the debt facility.

Our convertible notes issued on December 28, 2009 resulted in a debt discount of $20.0 million. We amortized as interest $11.4 million of the debt discount from January 1, 2010 to the date of the conversion of the notes and accrued interest of $1.2 million on July 31, 2010. At the conversion date, the remaining unamortized debt discount balance of $8.5 million was immediately expensed as interest.

Revaluation of Warrants

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Gain (loss) on revaluation of warrants	$(72)	$70	$(5,413)

The significant increase in expense relating to revaluation of warrants in 2010 is primarily due to the mark-to-market adjustment of Series E redeemable preferred stock warrants issued to the holders of our convertible debt on December 28, 2009. This mark-to-market adjustment was required as a result of the warrants being classified as a liability because the Series E preferred shares were redeemable. In July 2010, the warrants were amended to provide that, upon exercise, the holders would receive shares of our Series E-1 preferred stock which are not redeemable. For that reason, the warrants were reclassified from a liability to equity and mark-to-market adjustments were no longer required. The total mark-to-market adjustment for these warrants was approximately $5.0 million for 2010.

Mark-to-market adjustments related to our outstanding warrants for Series C redeemable preferred stock will continue until these warrants expire or are exercised. Upon the completion of this offering, the warrants for Series C redeemable preferred stock will either be exercised for shares of common stock or converted to warrants to purchase common stock. At that time, we will no longer record any mark-to-market changes in the fair value of these warrants in our statement of operations. The total mark-to-market adjustment for these warrants was approximately $0.4 million for 2010.

Income Taxes

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Income tax (provision) benefit	$(487)	$(495)	$1,204

The change in income taxes from 2009 to 2010 is due to our purchase of PBS in August 2010 in which we recorded a deferred tax liability related to the book and tax bases differences in our purchase accounting. This increase in deferred tax liabilities resulted in a reduction of our valuation allowance for net deferred tax assets which is recorded as an income tax benefit in our statement of operations.

The expenses in 2008 and 2009 primarily reflect the recording of deferred tax liabilities due to the book and tax bases differences related to the goodwill acquired in certain of our portfolio purchases.

We have incurred operating losses in all periods to date and have recorded a valuation allowance on the majority of our net deferred tax assets and therefore have not recorded a provision for income taxes for any of the periods presented, other than provisions for certain state and alternative minimum taxes. Realization of any of our deferred tax assets depends upon future earnings, the timing and amount of which are uncertain.

Accretion of Redemption Premium

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Accretion of redemption premium	$(3,130)	$1,037	$(6,740)

Certain of our series of preferred stock are redeemable after December 31, 2012 at the election of the majority of the holders of those series if we have not completed an initial public offering by December 31, 2012. To the extent that the redemption is requested, the holders will receive the greater of the fair value of the preferred stock at the time of redemption and the original purchase price. We account for this redemption premium by recording accretion charges reflecting the changes in the redemption value over the period from the date of issuance to the earliest redemption rate, which is December 31, 2012.

The significant increase in accretion of redemption premium expense in 2010 relates to the issuance of shares of Series E preferred stock in July 2010 that provide for the same type of redemption premium as well as an increase in the fair value of our preferred stock based on our performance and that of the general economy. The benefit in 2009 arises from a decrease in the value of shares of our preferred stock from 2008 to 2009 arising from general economic conditions. The expense in 2008 relates to an increase in the fair value of our preferred stock.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly condensed consolidated statements of operations data for each of the four quarters for the year ended December 31, 2010 and the first and second quarters of 2011. The data has been prepared on the same basis as the audited consolidated financial statements and related notes included in this prospectus and you should read the following tables together with such financial statements. The quarterly results of operations include all normal recurring adjustments necessary for a fair presentation of this data. Results of interim periods are not necessarily indicative of results for the entire year and are not necessarily indicative of future results.

	Quarter Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(in thousands, unaudited)
Condensed Consolidated Statements of Operations Data:
Revenue:
Healthcare	$20,017	$18,249	$17,733	$19,772	$24,225	$22,854
Commuter	7,142	7,350	7,288	7,524	8,207	8,382
Other	2,553	2,208	2,312	2,899	2,892	2,625

Total revenue	29,712	27,807	27,333	30,195	35,324	33,861

Cost of revenues (excluding amortization of internal use software)	13,297	11,747	11,336	13,825	15,366	13,244
Technology and development	3,557	3,051	2,966	3,066	3,492	3,447
Sales and marketing	4,628	4,325	4,942	4,278	5,249	5,209
General and administration	5,423	4,150	4,249	4,409	5,362	5,104
Amortization and change in contingent consideration	1,912	1,878	1,900	2,074	2,493	2,682

Total operating expenses	28,817	25,151	25,393	27,652	31,962	29,686

Income from operations	895	2,656	1,940	2,543	3,362	4,175
Other income (expense):
Interest income	107	71	27	15	11	9
Interest expense	(42)	(3)	(19)	(124)	(86)	(111)
Interest expense: amortization of convertible debt discount	(5,358)	(5,418)	(10,331)	—	—	—
Gain (loss) on revaluation of warrants	(5,935)	(9,606)	10,642	(514)	(110)	51

Income (loss) before income taxes	(10,333)	(12,300)	2,259	1,920	3,177	4,124
Income tax (provision) benefit	(195)	(283)	1,582	100	(148)	(253)

Net income (loss)	(10,528)	(12,583)	3,841	2,020	3,029	3,871
Accretion of redemption premium	(70)	(70)	(3,094)	(3,506)	(2,768)	(2,924)

Net income (loss) attributable to common stockholders	$(10,598)	$(12,653)	$747	$(1,486)	$261	$947

	Quarter Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(unaudited)
Condensed Consolidated Statements of Operations Data as a Percentage of Revenue:
Revenue:
Healthcare	67%	66%	65%	65%	69%	67%
Commuter	24	26	27	25	23	25
Other	9	8	8	10	8	8

Total revenue	100	100	100	100	100	100

Cost of revenues (excluding amortization of internal use software)	45	42	41	46	43	39
Technology and development	12	11	11	10	10	10
Sales and marketing	16	15	18	14	15	16
General and administration	18	15	16	15	15	15
Amortization and change in contingent consideration	6	7	7	7	7	8

Total operating expenses	97	90	93	92	90	88

Income from operations	3	10	7	8	10	12
Other income (expense):
Interest income	—	—	—	—	—	—
Interest expense	—	—	—	—	—	—
Interest expense: amortization of convertible debt discount	(18)	(19)	(38)	—	—	—
Gain (loss) on revaluation of warrants	(20)	(35)	39	(2)	—	—

Income (loss) before income taxes	(35)	(44)	8	6	10	12
Income tax (provision) benefit	(1)	(1)	6	—	(1)	(1)

Net income (loss)	(36)	(45)	14	6	9	11
Accretion of redemption premium	—	—	(11)	(11)	(8)	(8)

Net income (loss) attributable to common stockholders	(36)%	(45)%	3%	(5)%	1%	3%

Changes in healthcare revenue reflect the seasonality of this portion of our business. The first quarter is expected to provide increased revenues because we continue to bill employer clients for employee participants who terminate their enrollment for the new plan year, but who still participate in the run-out or grace period of the old plan year that normally runs through the first quarter of the new plan year. Interchange revenue also typically increases during the first quarter due to employee participants who utilize their account balances for the new plan year and other employee participants who are spending any remaining account balances they may have under the old plan year during the grace period. The declining trend of healthcare revenue over the second and third quarters is partially attributable to a gradual decrease in interchange revenue as employee participants begin to slow their spending as the year progresses, subject to a small increase in activity in December as some employee participants spend the remainder of their account balance prior to the end of the year. In addition, during the late third and fourth quarters, we have an increase in our revenue from sales of a self-service plan kit that we provide employer clients to initiate the deduction of healthcare premiums on a tax deferred basis, without the use of a spending account, which we refer to as our Premium Only Plan. Our quarterly revenue can also be impacted by the timing of our portfolio purchases.

Employees may elect to participate in our commuter programs at any time during the year. In the past, we have experienced some seasonality in this portion of our business because participation rates typically slow during the summer as employee participants take vacations and do not purchase transit passes or parking through us during that time period.

Other services revenues, which consist of COBRA and enrollment and eligibility fees, are generally consistent throughout the year but may increase in the fourth quarter due to additional enrollment and eligibility fees being earned after our clients’ open enrollment seasons.

Quarterly revenue in 2010 was impacted by $0.5 million from PBS in the third quarter of 2010 and an incremental $1.1 million and $1.0 million from PBS and FBM, respectively, in the fourth quarter of 2010, which accounted for part of the increase during this period. In addition, Premium Only Plan revenue increased by $0.7 million from the third quarter of 2010 to the fourth quarter of 2010. In the first quarter of 2011, as compared to the fourth quarter of 2010, quarterly revenue was impacted by $1.9 million of additional revenue from FBM which reflects the full quarter compared to one month of revenue in the fourth quarter. First quarter 2011 revenue also reflects an increase in commuter participants and the seasonal increase in healthcare activity associated with the new plan year and run-out grace periods for the 2010 plan year when compared to the second quarter of 2011.

Cost of revenues (excluding amortization of internal use software) typically varies based on our revenue and is, therefore, impacted by the seasonality of the business. We incur higher expenses in the first quarter associated with increased headcount in the form of temporary workers, consultants and other outsourced services that are required to cover the increased call volume and activity associated with the new plan year. The need for these resources diminishes in the second and third quarters, but increases again in the fourth quarter when we provide services to our employer clients during their open enrollment periods. The fourth quarter also reflects expenses that relate to the sale of our Premium Only Plan kits and the production of debit cards. In addition, our quarterly revenue can also be impacted by the timing of our portfolio purchases. Portfolio purchases may have a short-term material adverse impact on our results of operations, including a potential material adverse impact on our cost of revenues as we seek to migrate acquired employer clients to our proprietary technology platforms, typically over the succeeding 12 to 24 months, in order to achieve additional operating efficiencies. The fourth quarter of 2010 and first quarter of 2011 reflect additional expenses of $1.4 million and $1.6 million, due to the purchases of PBS and FBM, respectively. Cost of revenues (excluding amortization of internal use software) for the first quarter of 2011 also increased in dollar amount due to the seasonal increases in our customer service center costs when compared to the second quarter of 2011 but decreased as a percentage of revenue as a result of our increased sales revenues. In the second quarter of 2011, there was a decrease of $1.0 million in outsourced services expenses. Of the $1.0 million decrease, $0.5 million relates to savings for the first quarter of 2011 as a result of completion of the re-negotiation of a services agreement effective January 1, 2011.

Technology and development expense is most significantly affected by changes in the stage of development of our internal use software, which determines whether amounts spent are capitalized or expensed.

Sales and marketing expense generally varies from quarter to quarter based on when we undertake promotion activities and when sales commissions are earned. For example, sales and marketing expenses increased in the third quarter of 2010 because we invested in a promotional campaign to increase awareness of pre-tax CDB accounts. Sales commission expense increased in the first quarter of 2011 relative to the fourth quarter of 2010 as the 2010 sales plan year closed out and the new sales plan year commenced. Additionally, we hired new enterprise sales representatives.

General and administration expense varies from quarter-to-quarter based on the timing of expenses for accounting. For example, our accounting and consulting fees were higher in the first quarter of 2010 as a result of conducting our annual audit. Our expenses related to our preparation to become a publicly held company increased in the third and fourth quarters of 2010 because we commenced activities to file a registration statement for this offering. In the first quarter of 2011, payroll and related expenses increased by $0.7 million relative to the fourth quarter of 2010 as we increased our bonus expense accrual based on our 2011 forecast and filled several open positions. The first quarter of 2011 also reflects the expenses associated with our annual audit for 2010.

Amortization of convertible debt discount terminated in the third quarter of 2010 when our convertible notes were converted into preferred stock. Gain (loss) on revaluation of warrants for our Series E preferred stock terminated in the third quarter when the warrants were reclassified from debt to equity and were no longer subject to mark-to-market changes. Our Series C preferred stock warrants continue to be marked-to-market.

Liquidity and Capital Resources

At June 30, 2011, our principal sources of liquidity were cash and cash equivalents totaling $123.9 million comprised primarily of prefunds by clients of amounts to be paid on behalf of employee participants as well as, in recent years, other cash flows from operating activities, together with $2.9 million of unused borrowing capacity under our $15.0 million credit facility described below. To date, our operations have been financed primarily through cash flows from operating activities, the sale of preferred stock and short and long-term borrowings. Since inception, we have raised $135.8 million of equity capital and at June 30, 2011, we had debt with a principal amount of $12.1 million outstanding.

We believe that our existing cash and cash equivalents, combined with our credit facility, expected cash flow from operations, and net proceeds of this offering will be sufficient to meet our operating and capital requirements, as well as anticipated cash requirements for potential future portfolio purchases, over at least the next 12 months. At June 30, 2011, our current liabilities exceeded our current assets by $27.6 million. However, we have historically been able to fulfill our obligations as incurred and expect to continue to fulfill our obligations in the future. Our expectation is based not only on receipt of the proceeds of this offering but also on our current and anticipated client retention rates and our continuing funding model in which the vast majority of our enterprise clients provide us with prefunds as more fully described below under “—Prefunds.” To the extent these current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, including any potential portfolio purchases, we may need to raise additional funds through public or private equity or debt financing. We cannot provide assurance that we will be able to raise additional funds on favorable terms, if at all.

Prefunds

Under our contracts with the vast majority of our enterprise employer clients, we receive prefunds that have been and are expected to continue to be a significant source of cash flows from operating activities. Each prefund is reflected in cash and cash equivalents on our balance sheet with an equivalent customer obligation recorded as a liability as the prefund is received. Changes in these prefunds and corresponding customer obligations are reflected in our cash flows from operating activities. The substantial majority of our SMB employer clients deposit funds into a separate custodial account, and those funds are neither a source of cash flows from operating activities nor reflected on our balance sheet. These SMB employer clients are responsible for maintaining an adequate balance in those custodial accounts to cover their employee participants’ claims. We only pay SMB employee participant claims from amounts in the custodial accounts.

The operation of these prefunds for our enterprise employer clients throughout the year typically is as follows: at the beginning of a plan year, these employer clients provide us with prefunds for their FSA and HRA programs based on a percentage of projected spending by the employee participants for the plan year. In the case of our commuter program, at the beginning of each month we receive prefunds based on the employee participants’ monthly elections. These prefunds are typically replenished on a weekly basis by our FSA and HRA employer clients and on a monthly basis by our commuter employer clients, in each case, after we have advanced the funds necessary to process employee participants’ FSA and HRA claims as they are submitted to us and to pay vendors relating to our commuter programs. As a result, our cash balances can vary significantly depending upon the timing of invoicing of, and payment by, our employer clients of reimbursement for payments we have made on behalf of employee participants. This prefunding activity covers our estimate of approximately one week of spending on behalf of the employer client’s employee participants. We do not require a prefund to administer any of our HSA programs because employee participants in these programs only have access to funds they have previously contributed.

By way of example, a new FSA enterprise employer client with a plan year starting January 1 will typically provide between 4-6% of the projected annual election for its employee participants as a prefund. In this example, we would typically receive this prefunding in late December. Once the new plan year starts, the employee participants can immediately access all elected funds of their FSA benefit even before any payroll deductions have commenced. This access to funds differs from our HSA programs where available funds are added to employee participants’ accounts only as payroll deductions occur and HRA programs where funds are only available as contributions are made.

Following the run-out period and grace period, the FSA prefunds from the prior plan year are reconciled and funds are returned to the employer clients, resulting in a substantial decline in our cash position. The cycle then repeats itself in each plan year as participants enroll in programs and prefunds are received in the fourth quarter for the new plan year. In a majority of cases, new FSA prefunds for the succeeding plan year are received prior to a plan year’s prefund being fully paid out in the form of benefits for employee participants or being returned to the employer client. Because participant activity in our commuter programs varies monthly, prefunds for these programs fluctuate monthly.

Our enterprise client contracts do not contain restrictions on our use of enterprise client prefunds and, as a result, these prefunds are reflected as cash and cash equivalents on our balance sheet and changes in prefunds are recorded as an element of our cash flow from operating activities. The timing of when employer clients make their prefunds as well as the timing of when we make payments on behalf of employee participants can significantly affect our cash flows.

Union Bank Credit Facility

In August 2010, we entered into a $15.0 million revolving credit facility with Union Bank N.A., or UB. Each loan under the credit facility bears interest at a variable rate of the prime rate plus 0.5% or, at our option, a fixed interest rate equal to the LIBOR rate for a period of either one, two, three or six months, if offered by UB, plus 3.0%. At June 30, 2011, we had outstanding indebtedness of $12.1 million under the credit facility at interest rates ranging from 3.31% to 3.75%. The credit facility will expire, and all outstanding loans will mature, on August 31, 2012.

Loans under the credit facility that bear interest at the prime rate may be prepaid by us, in whole or in part, without penalty or premium. Loans that bear interest at LIBOR rates may only be prepaid upon five business days’ notice to UB and subject to a prepayment fee equal to the present value of the difference between the return that UB could obtain if it used the amount of such prepayment of principal to purchase regularly quoted securities issued by the United States at bid price, and the return UB would have received had the prepayment not been made.

To maintain availability of funds under the credit facility, we pay UB a commitment fee on the unused portion of the credit facility. The commitment fee is equal to 0.25% of the unused portion per annum and is recorded as interest expense.

As part of our credit facility with UB, we are required to maintain certain covenants including financial covenants relating to a quick ratio, monthly minimum 3-month EBITDA coverage and a monthly cash flow coverage ratio. We are currently in compliance with all financial covenants under our credit facility. The credit facility contains customary events of default, subject to customary cure periods for certain defaults. Upon an event of default, all amounts outstanding under the credit facility will become immediately due and payable.

Cash Flows

The following table presents information regarding our cash flows, cash and cash equivalents in 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Net cash provided by operating activities	$43,533	$31,075	$20,476	$3,163	$18,513
Net cash used in investing activities	(18,057)	(9,253)	(12,299)	(6,325)	(6,109)
Net cash provided by (used in) financing activities	(3,352)	(663)	2,842	—	7,235

Net increase (decrease) in cash and cash equivalents	22,124	21,159	11,019	(3,162)	19,639
Cash and cash equivalents, end of period	$72,102	$93,261	$104,280	$90,099	$123,919

Cash Flows from Operating Activities

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Net cash provided by operating activities	$43,533	$31,075	$20,476	$3,163	$18,513

Net cash provided by operating activities for the first six months of 2011 resulted primarily from our net income of $6.9 million being adjusted for the following non-cash items: depreciation, amortization and change in contingent consideration aggregating $6.9 million and stock-based compensation of $1.2 million. Cash from operating activities was further increased by $12.2 million of customer obligations primarily due to the increase in our commuter elections and the timing of our billings and employer client payments. These cash flows were offset in part by a $4.1 million increase in accounts receivable due to the timing of collections and seasonal run-out revenue and a $3.3 million increase in prepaid expenses and other current assets, primarily due to prepaid expenses related to our activities to file a registration statement. In addition, there was a $1.9 million decrease in accounts payable, primarily due to the timing of transit agency payments.

Net cash provided by operating activities for the first six months of 2010 resulted primarily from our net loss of $23.1 million being adjusted for the following non-cash items: revaluation of warrants of $15.5 million, amortization of debt discount of $10.8 million, depreciation, amortization and change in contingent consideration of $5.9 million and stock-based compensation of $1.1 million. These cash flows were offset in part by an increase in accounts receivable of $2.7 million primarily due to increased run-out revenue during the period and the timing of collections and decrease in customer obligations of $6.1 million due to the timing of our billings and employer client payments. In addition, there was a $1.7 million increase in accounts payable, primarily due to the timing of transit agency payments.

Net cash provided by operating activities in 2010 resulted primarily from our net loss of $17.3 million being adjusted for the following non-cash items: amortization of convertible debt discount of $21.1 million, depreciation and amortization of $11.9 million, change in the fair value of our Series C and Series E-1 warrants of $5.4 million and stock-based compensation of $2.4 million. We also experienced a $1.5 million increase in prefunds due to the timing of our billings and employer client payments as discussed in “Liquidity and Capital Resources—Prefunds.” These cash flows were offset in part by a $1.3 million change in deferred taxes primarily related to our PBS acquisition and a $2.1 million increase in accounts receivable attributable to our increased revenue volume.

Net cash provided by operating activities in 2009 resulted in part from our net loss of $0.6 million being adjusted for the following non-cash items: depreciation and amortization of $13.0 million and stock-based compensation of $2.5 million. We also experienced a $12.9 million increase in customer obligations which was principally the result of an increase in the size of employee participants’ commuter elections and commuter prefunds, a portion of which was the direct result of pre-tax transit limits being almost doubled in 2009 as compared to 2008, and a $2.4 million decrease in accounts receivable attributable to improved collections.

Net cash provided by operating activities in 2008 resulted in part from our net loss of $4.3 million being adjusted for non-cash items of $12.5 million of depreciation and amortization expense and stock-based compensation expense of $1.8 million. We also experienced a $22.2 million increase in customer obligations from prefunds, primarily due to increased elections and the timing of our billings and client payments, a $4.8 million decrease in accounts receivable attributable to improved collections and related controls and a $2.0 million increase in accounts payable and accrued expenses attributable to increased transit agency payables resulting from increased commuter elections.

Cash Flows from Investing Activities

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Net cash used in investing activities	$(18,057)	$(9,253)	$(12,299)	$(6,325)	$(6,109)

Net cash used in investing activities consists primarily of our investment in internal use software that is capitalized prior to it being available for its intended use, capital expenditures and purchases of portfolios.

Net cash used in investing activities for the first six months of 2011 was the result of a $1.9 million cash payment, net of cash received, made in connection with our FBM portfolio purchase, and investment in capitalized internal use software of $4.1 million, as well as the purchase of equipment principally related to enhancing the functionality of our platform.

Net cash used in investing activities for the first six months of 2010 was primarily a result of capitalized internal use software and purchased equipment of $4.0 million, which was largely related to further upgrades to our product platform and control environment. Some of our major projects for the period included the implementation of the final stage of the daily settlement system implementation, increased automation for our COBRA services and significant platform changes to accommodate unique client requirements. We also used $2.3 million of cash, net of cash received, for payments made in connection with the purchase of CB.

Net cash used in investing activities in 2010 was primarily a result of $7.3 million of capitalized internal use software and purchased equipment, which was largely related to further upgrades to our product platform and control environment. Some of our major projects for the year included the implementation of mobile features for our platform, such as our mobile application for use on Apple iPhone® and iPad® devices, the final stage of the daily settlement system implementation, increased automation for our COBRA services and significant platform changes to accommodate unique client requirements. We also used $5.0 million of cash, net of cash received, for payments made in connection with the purchases of CB, PBS and FBM.

Net cash used in investing activities in 2009 was principally due to $6.6 million of capitalized internal use software and purchased equipment, which was largely related to our continued upgrades to our product platform and control environment. We used $2.1 million of cash for a contingent payment made in connection with the purchase of CB. We also used $0.6 million of cash to increase our restricted cash due to an increase in a cash secured letter of credit for one of our commuter employer clients as a result of increased employee participation.

Net cash used in investing activities in 2008 was primarily attributable to $12.1 million of capitalized internal use software, leasehold improvements, furniture and purchased equipment and $5.0 million, net of cash received, for the initial portfolio purchase of CB. In 2008, we developed an online claims submissions tool as an integral part of our platform and made enhancements to the platform to improve the payment processing controls. We invested in leasehold improvements and furniture for our Tempe office. We also used $0.9 million of cash to increase restricted cash as a result of a payment in escrow for our purchase of CB and increased letters of credit related to our leased office facilities.

Cash Flows from Financing Activities

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Net cash provided by (used in) financing activities	$(3,352)	$(663)	$2,842	—	$7,235

Net cash provided by financing activities for the first six months of 2011 was due to $9.2 million in draw downs on our credit facility to fund payments related to our contingent consideration payments for FBM and PBS portfolio purchases that took place in 2010, partially offset by the PBS contingent consideration payment of $2.0 million.

Net cash provided in financing activities in 2010 was due to drawing down on our credit facility to fund our acquisition of PBS. Net cash used in financing activities in 2009 reflected payments on capital leases on service delivery equipment and our purchase of treasury stock from a stockholder. Net cash used in financing activities in 2008 was primarily due to our repayment of outstanding debt and payments on capital leases on service delivery equipment.

Recent Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (605): Multiple Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition—Multiple Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of ASU 2009-13 in the first quarter of 2011 did not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (820), which provides amendments that will provide more robust disclosures about: (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The adoption of ASU 2010-06 related to the Level 3 activity disclosure did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 in 2011 did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). The objective of this update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Paragraph 805-10-50-2(h) requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. In practice, some preparers have presented the pro forma information in their comparative financial statements as if the business combination that occurred in the current reporting period had occurred as of the beginning of each of the current and prior annual reporting periods. Other preparers have disclosed the pro forma information as if the business combination occurred at the beginning of the prior annual reporting period only, and carried forward the related adjustments, if applicable, through the current reporting period. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. We will comply with this disclosure requirement for all future acquisitions.

Contractual Obligations

The following table describes our contractual obligations as of June 30, 2011 (unaudited):

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long term debt obligations(1)	$12,100	—	$12,100	$—	$—
Interest on long-term debt obligations(2)	496	425	71	—	—
Operating lease obligations(3)	13,826	4,564	8,822	440	—
Acquisition payments(4)	10,905	7,025	3,880	—	—

Total	$37,327	$12,014	$24,873	$440	$—

(1)	Credit facility: $15.0 million credit facility executed in August 2010 with a variable interest rate of prime rate plus 50 basis points per annum or LIBOR plus 300 basis points per annum, and a maturity date of August 31, 2012. The $12.1 million outstanding principal amount is recorded net of debt issuance costs on our balance sheet and the debt issuance costs are not included in the table above.
(2)	Estimated interest payments assume the current weighted average interest rate of 3.45% per annum on a $12.1 million principal amount and the related commitment fee of 0.25% per annum on the $2.9 million unused portion of the credit facility.
(3)	We lease facilities under non-cancelable operating leases expiring at various dates through 2015.
(4)	Estimated consideration for companies acquired in 2010. See Note 3 of our consolidated financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Disclosures about Market Risk

Market risk represents the risk of loss that may affect our financial position due to adverse changes in financial market prices and rates. We are exposed to market risks related to changes in interest rates.

As of June 30, 2011, we had cash and cash equivalents of $123.9 million. These amounts consist of cash on deposit with banks and money market funds. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we do not believe that changes in interest rates would have a material impact on our financial position and results of operations. However, declines in interest rates and cash balances will reduce future investment income.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments. As of June 30, 2011, we had outstanding principal of $12.1 million under our credit facility. Loans under our credit facility bear interest at a variable rate of the prime rate plus 0.5%, or, at our option, a fixed interest rate equal to the LIBOR rate for a period of either one, two, three or six months, if offered by UB, plus 3.0%.

EXHIBIT G

WAGEWORKS, INC.

Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31,		June 30, 2011	Pro Forma Stockholders Equity as of June 30, 2011
	2009	2010
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$93,261	$104,280	$123,919	$123,919
Restricted cash, current portion	2,520	3,575	3,542	3,542
Accounts receivable, less allowance for doubtful accounts of $349 and $415 at December 31, 2009 and 2010, and $541 at June 30, 2011 (unaudited), respectively	11,186	14,591	20,767	20,767
Prepaid expenses and other current assets	1,548	1,891	5,154	5,154

Total current assets	108,515	124,337	153,382	153,382
Restricted cash, net of current portion	1,025	—	232	232
Property and equipment, net	21,295	18,693	18,179	18,179
Goodwill	33,767	46,806	46,823	46,823
Acquired intangible assets, net	5,414	15,230	13,849	13,849
Other assets	1,462	1,765	1,641	1,641

Total assets	$171,478	$206,831	$234,106	$234,106

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$19,972	$20,900	$19,373	$19,373
Customer obligations	132,824	137,458	154,480	154,480
Short-term contingent payment	—	8,982	6,721	6,721
Other current liabilities	436	308	431	431
Convertible debt	71	—	—	—

Total current liabilities	153,303	167,648	181,005	181,005
Long-term debt	—	2,837	12,056	12,056
Warrants	10,250	1,470	1,529	—
Long-term contingent payment, net of current portion	—	6,952	3,441	3,441
Other noncurrent liabilities	3,877	3,347	3,384	3,384

Total liabilities	167,430	182,254	201,415	199,886

Redeemable convertible preferred stock:
Redeemable convertible preferred stock, Series C ($24,999 liquidation preference). Authorized 6,306 shares; issued and outstanding 5,882 shares at December 31, 2009 and 2010 and June 30, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	30,984	34,807	37,016	—
Redeemable convertible preferred stock, Series D ($15,998 liquidation preference). Authorized 2,465 shares; issued and outstanding 2,465 shares at December 31, 2009 and 2010 and June 30, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	17,059	17,947	18,449	—
Redeemable convertible preferred stock, Series E ($21,179 liquidation preference). Authorized 5,295 shares; issued and outstanding 5,295 shares at December 31, 2010 and June 30, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	—	23,206	26,187	—

Total redeemable convertible preferred stock	48,043	75,960	81,652	—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value ($31,916 liquidation preference). Authorized 26,392 shares, outstanding 17,645 shares at December 31, 2009 and 2010 and June 30, 2011 (unaudited) and no shares outstanding pro forma (unaudited)	33,965	33,965	33,965	—
Common stock, $0.001 par value. Authorized 60,528 shares; issued 1,712 shares and 1,718 shares at December 31, 2009 and 2010, and 1,724 shares at June 30, 2011 (unaudited) and 19,412 shares pro forma (unaudited)	2	2	2	19
Treasury stock at cost 187 shares at December 31, 2009 and 2010 and 188 at June 30, 2011 (unaudited) and pro forma (unaudited)	(376)	(376)	(397)	(397)
Additional paid-in capital	13,105	22,967	18,510	135,639
Accumulated deficit	(90,691)	(107,941)	(101,041)	(101,041)

Total stockholders’ equity (deficit)	(43,995)	(51,383)	(48,961)	34,220

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$171,478	$206,831	$234,106	$234,106

See accompanying notes to consolidated financial statements.

WAGEWORKS, INC.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2010	2010	2011	2010	2011
				(unaudited)		(unaudited)
Revenues:
Healthcare	$66,754	$70,718	$75,771	$18,249	$22,854	$38,266	$47,079
Commuter	26,011	27,603	29,304	7,350	8,382	14,492	16,589
Other	10,508	10,140	9,972	2,208	2,625	4,761	5,517

Total revenues	103,273	108,461	115,047	27,807	33,861	57,519	69,185

Operating expenses:
Cost of revenues (excluding amortization of internal use software)	49,298	46,802	50,205	11,747	13,244	25,044	28,610
Technology and development	12,664	13,773	12,640	3,051	3,447	6,608	6,939
Sales and marketing	19,869	18,885	18,173	4,325	5,209	8,953	10,458
General and administration	17,019	20,134	18,231	4,150	5,104	9,573	10,466
Amortization and change in contingent consideration	7,987	8,398	7,764	1,878	2,682	3,789	5,175

Total operating expenses	106,837	107,992	107,013	25,151	29,686	53,967	61,648

Income (loss) from operations	(3,564)	469	8,034	2,656	4,175	3,552	7,537
Other income (expense):
Interest income	1,368	851	220	71	9	178	20
Interest expense	(1,570)	(1,102)	(188)	(3)	(111)	(45)	(197)
Interest expense: amortization of convertible debt discount	—	(71)	(21,107)	(5,418)	—	(10,776)	–
Loss on extinguishment of debt	—	(356)	—	—	—	—	–
Gain (loss) on revaluation of warrants	(72)	70	(5,413)	(9,606)	51	(15,541)	(59)

Income (loss) before income taxes	(3,838)	(139)	(18,454)	(12,300)	4,124	(22,632)	7,301
Income tax (provision) benefit	(487)	(495)	1,204	(283)	(253)	(478)	(401)

Net income (loss)	(4,325)	(634)	(17,250)	(12,583)	3,871	(23,110)	6,900
Accretion of redemption premium	(3,130)	1,037	(6,740)	(70)	(2,924)	(140)	(5,692)

Net income (loss) attributable to common stockholders	$(7,455)	$403	$(23,990)	$(12,653)	$947	$(23,250)	$1,208

Basic net income (loss) per share attributable to common stockholders	$(4.45)	$0.25	$(15.70)	$(8.29)	$0.62	$(15.24)	$0.79
Diluted net income (loss) per share attributable to common stockholders	$(4.45)	$(0.04)	$(15.70)	$(8.29)	$0.06	$(15.24)	$0.07
Shares used in basic net income (loss) per share calculations	1,674	1,606	1,528	1,526	1,535	1,526	1,534
Shares used in diluted net income (loss) per share calculations	1,674	16,864	1,528	1,526	16,450	1,526	16,376

See accompanying notes to consolidated financial statements.

WAGEWORKS, INC.

Consolidated Statements of Stockholders’ Deficit

(In thousands)

	Convertible preferred stock		Common stock		Treasury stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	17,645	$33,965	1,672	$2	(1)	$(5)	$95	$(85,732)	$(51,675)
Exercise of stock options	—	—	153	1	—	—	224	—	226
Share repurchases	—	—	(149)	(1)	—	—	(221)	—	(223)
Stock-based compensation	—	—	—	—	—	—	1,770	—	1,770
Accretion of redemption premium	—	—	—	—	—	—	(3,130)	—	(3,130)
Net loss	—	—	—	—	—	—	—	(4,325)	(4,325)

Balance at December 31, 2008	17,645	33,965	1,676	2	(1)	(5)	(1,262)	(90,057)	(57,357)
Exercise of stock options	—	—	36	—	—	—	20	—	20
Share repurchases	—	—	—	—	(186)	(371)	—	—	(371)
Stock-based compensation	—	—	—	—	—	—	2,510	—	2,510
Beneficial conversion feature	—	—	—	—	—	—	10,800	—	10,800
Accretion of redemption premium	—	—	—	—	—	—	1,037	—	1,037
Net loss	—	—	—	—	—	—	—	(634)	(634)

Balance at December 31, 2009	17,645	33,965	1,712	2	(187)	(376)	13,105	(90,691)	(43,995)
Exercise of stock options	—	—	6	—	—	—	5	—	5
Stock-based compensation	—	—	—	—	—	—	2,404	—	2,404
Modification of warrants	—	—	—	—	—	—	14,193	—	14,193
Accretion of redemption premium	—	—	—	—	—	—	(6,740)	—	(6,740)
Net loss	—	—	—	—	—	—	—	(17,250)	(17,250)

Balance at December 31, 2010	17,645	$33,965	1,718	$2	(187)	$(376)	$22,967	$(107,941)	$(51,383)
Exercise of stock options	—	—	6	—	(1)	(21)	36	—	15
Stock-based compensation	—	—	—	—	—	—	1,199	—	1,199
Accretion of redemption premium	—	—	—	—	—	—	(5,692)	—	(5,692)
Net income	—	—	—	—	—	—	—	6,900	6,900

Balance at June 30, 2011 (unaudited)	17,645	$33,965	1,724	$2	(188)	$(397)	$18,510	$(101,041)	$(48,961)

See accompanying notes to consolidated financial statements.

WAGEWORKS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(4,325)	$(634)	$(17,250)	$(23,110)	$6,900
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,559	4,564	4,164	2,111	1,744
Amortization and change in contingent consideration	7,987	8,398	7,764	3,789	5,175
Stock-based compensation	1,770	2,510	2,404	1,149	1,199
Revaluation of warrants	72	(70)	5,413	15,541	59
Loss on extinguishment of debt	—	183	—	—	—
Amortization of debt discount	95	272	21,107	10,776	—
Loss on disposal of fixed assets	450	368	120	119	6
Provision for doubtful accounts	155	(224)	66	219	126
Deferred taxes	410	446	(1,334)	204	195
Changes in operating assets and liabilities:
Accounts receivable	4,754	2,394	(2,109)	(2,677)	(4,108)
Prepaid expenses and other current assets	(330)	448	(324)	105	(3,263)
Other assets	1,373	980	(303)	47	124
Accounts payable and accrued expenses	2,023	(418)	344	1,657	(1,876)
Customer obligations	22,245	12,942	1,522	(6,059)	12,246
Other liabilities	2,295	(1,084)	(1,108)	(708)	(14)

Net cash provided by operating activities	43,533	31,075	20,476	3,163	18,513

Cash flows from investing activities:
Purchase of property and equipment	(12,142)	(6,617)	(7,257)	(3,998)	(4,057)
Cash consideration for business acquisitions, net of cash received	(5,032)	(2,069)	(5,012)	(2,327)	(1,852)
Change in restricted cash	(883)	(567)	(30)	—	(200)

Net cash used in investing activities	(18,057)	(9,253)	(12,299)	(6,325)	(6,109)

Cash flows from financing activities:
Proceeds from convertible debt	—	20,000	—	—	—
Increase in long-term debt	—	—	2,837	—	9,219
Repayments of outstanding debt facilities	(2,151)	(20,000)	—	—	—
Principal payments on capital leases	(1,204)	(312)	—	—	—
Proceeds from issuance of common stock	226	20	5	—	37
Share repurchases	(223)	—	—	—	—
Payment of contingent consideration	—	—	—	—	(2,000)
Purchase of treasury stock	—	(371)	—	—	(21)

Net cash provided by (used in) financing activities	(3,352)	(663)	2,842	—	7,235

Net increase in cash and cash equivalents	22,124	21,159	11,019	(3,162)	19,639
Cash and cash equivalents at beginning of period	49,978	72,102	93,261	93,261	104,280

Cash and cash equivalents at end of period	$72,102	$93,261	$104,280	$90,099	$123,919

Supplemental cash flow disclosures:
Cash paid during the period for:
Interest	$1,854	$1,083	$189	$3	$127
Taxes	18	149	383	275	48
Noncash financing and investing activities:
Conversion of convertible debt and accrued interest into Series E preferred stock	—	—	21,178	—	—
Accretion of redemption premium	3,130	(1,037)	6,740	140	5,692
Modification of warrants	—	—	14,193	—	—
Beneficial conversion feature	—	10,800	—	—	—

See accompanying notes to consolidated financial statements.

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(1)	Summary of Business and Significant Accounting Policies

(a) Business

WageWorks, Inc., or the Company, is a leading on-demand provider of tax-advantaged programs for consumer-directed health, commuter and other employee spending account benefits, or CDBs, in the United States. The Company is headquartered in San Mateo, California.

The Company operates as a single reportable segment on an entity level basis. The Company generates revenue from the administration of healthcare, commuter and other employer sponsored tax-advantaged benefit services. The entity level is the aggregation of these three revenue streams.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries MHM Resources and Planned Benefit Systems, or PBS. Acquisitions are accounted for as business combinations, and accordingly, the results of operations of acquired businesses are included in the consolidated financial statements from the date of acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Unaudited Interim Financial Statements

The accompanying interim consolidated balance sheet as of June 30, 2011, the consolidated statements of operations for the quarters and six months ended June 30, 2010 and June 30, 2011, the consolidated statements of cash flows for the six months ended June 30, 2010 and June 30, 2011, the consolidated statement of stockholders’ deficit for the six months ended June 30, 2011 and the related interim information contained within the notes to the consolidated financial statements are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. In our opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for fair presentation. The results of the interim period presented herein are not necessarily indicative of the results of future periods or annual results for the year ended December 31, 2011.

(d) Unaudited Pro Forma Balance Sheet

The Company has filed a registration statement with the U.S. Securities and Exchange Commission to sell shares of its common stock to the public. The unaudited pro forma balance sheet as of June 30, 2011 is presented on the face of the Company’s consolidated balance sheet and the pro forma earnings per share is included in Note 2 of the financial statements. Both assume the Company’s preferred stock warrants automatically convert into warrants to purchase shares of the Company’s common stock and all outstanding redeemable and convertible preferred stock automatically convert into shares of the Company’s common stock. In accordance with the redeemable and convertible preferred stock terms, Series B, C, D, E and E-1 preferred stock shares will convert in shares of common stock on a 0.5:1 basis, Series A-1 on a 1.47:1 basis and Series A and A-2 on a 0.85:1 basis. The Series C preferred stock warrants will convert into common stock warrants that allow for the purchase of 211,764 shares of common stock at a purchase price of $8.50 per share and will no longer require periodic revaluation following their reclassification to additional paid-in capital. The Series E-1 preferred stock warrants will convert into common stock warrants that allow for the purchase of 4,366,803 shares of common stock at a price of $4.58 per share.

G-5

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(e) Change of Accounting Policy, Immaterial Correction, Reclassifications

(i) Capitalization of Certain Costs

Effective January 1, 2010, the Company changed its accounting policy for accounting for issued debit cards and contract acquisition and origination costs. Previously, the Company had capitalized and deferred such costs, amortizing these costs as performance under the relevant contracts was fulfilled. The new accounting policy to expense these costs as incurred is preferable in order to eliminate the subjectivity in determining the period of benefit to amortize the associated capitalized costs and better align to the actual performance of services under the contracts.

The Company accounted for the change in accounting policy in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 250, Accounting for Changes and Error Correction, and recorded an adjustment to increase opening accumulated deficit as of January 1, 2008 in the amount of $2.1 million.

As a result of the adoption of this new accounting policy, net loss for fiscal 2008 was reduced by $83,000 and net loss for fiscal 2009 was reduced by $202,000.

(ii) Adoption of SAB 108

Effective January 1, 2008, the Company changed its accounting policy related to uncorrected financial statement misstatements. Historically, the Company had utilized the rollover method for assessing its financial statement misstatements and has changed to the dual method as described in SEC Staff Accounting Bulletin, or SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. This change was made as a result of the Company’s intention to file a registration statement with the Securities and Exchange Commission.

As a result of applying the dual method prescribed by SAB 108, the Company recorded an adjustment to decrease opening accumulated deficit as of January 1, 2008 in the amount of approximately $237,000.

The adoption of this guidance had no impact on the Net Loss or Net Loss Attributable to Common Stockholders for any period presented in these consolidated financial statements.

(iii) Immaterial Correction of an Error

As further discussed in Note 10, certain series of Preferred Stock are redeemable after December 31, 2012 at the greater of their original issuance price or the then fair market value. The Company had not historically recorded any redemption premium related to these redemption features.

In 2010 accretion of redemption premium has been recorded for each period presented in the accompanying consolidated statement of stockholders’ deficit and in the accompanying consolidated statements of operations.

The redemption premium amounts in each year were charges in 2008 and 2010 of $3.1 million, and $6.7 million respectively and a credit in 2009 of $1.0 million. These amounts impact net income (loss) attributable to common stockholders but have no impact on net loss.

Based upon an evaluation of all relevant quantitative and qualitative factors, and after considering ASC 250, which incorporates SAB No. 99, Materiality, and SAB 108 the Company does not believe that the effect of the adjustments were material to any period presented.

(iv) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

G-6

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(f) Liquidity

The Company has completed several rounds of private equity financing to date. While the Company initially incurred losses for several years, it has experienced positive cash flow from operations since 2005. The Company believes that its existing cash and cash equivalents, cash generated from its operations, and unused borrowing capacity on its line of credit will be sufficient to fund its operations through December 31, 2011.

At December 31, 2010 and June 30, 2011, the Company’s current liabilities exceeded its current assets by $43.3 million and $27.6 million, respectively. The Company has historically been able to fulfill its obligations as they fall due and expects to be able to continue to do so in the future. This expectation is based on retaining the majority of its current client base as well as continuing its funding model whereby at the beginning of a plan year, most of the Company’s enterprise clients provide it with prefunds for their Flexible Spending Account, or FSA, programs based on a percentage of projected elections by the employee participants for the plan year ahead. During the plan year, the Company processes employee participants’ claims as they are submitted and typically seeks reimbursement from its employer clients within one week after settling the claim. To the extent that this model is discontinued or the Company’s client retention significantly deteriorates, its business, operating results and financial condition may be significantly impacted.

Future capital requirements also depend on other factors, including the required level of investment in technology. Although the Company is currently not a party to any agreement or letter of intent with respect to investments in, or acquisitions of, complementary businesses, products, or technologies, it may enter into these types of arrangements in the future, which could also require the Company to seek additional equity or debt financing. In the event that additional financing is required, the Company may not be able to raise it on acceptable terms or at all. If the Company is unable to raise additional capital when desired, its business, operating results, and financial condition may be significantly impacted.

(g) Certain Risks

In addition to the liquidity risks discussed above, the Company delivers its CDB programs through a highly scalable Benefits-as-a-Service, or BaaS, delivery model that employer clients and their employee participants may access through a standard web browser on any internet-enabled device, including computers, smart phones and other mobile devices, such as tablet computers. The Company faces risks associated with ongoing sales acceptance, the realization of cost economies of scale, and existing and potential competition.

Additionally, the Company’s business is dependent on the availability of tax-advantaged CDBs for employers and employees. Any diminution in, elimination of, or change in the availability of these benefits would significantly impact the Company’s operations.

(h) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in these consolidated financial statements include allowances for doubtful accounts, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, deferred tax assets, reserve for income tax uncertainties, warrant valuations, and the assumptions used for stock-based compensation and purchase accounting. Actual results could differ from those estimates. In making its estimates, the Company considers the current economic and legislative environment in the estimates and has considered those factors when reviewing the assumptions and estimates.

G-7

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(i) Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents, which consist of cash on deposit with banks and money market funds, are stated at cost. To the extent the Company’s contracts do not provide for any restrictions on the Company’s use of cash that it receives from clients the cash is recorded as a Company asset.

In all cases, the Company recognizes a related liability to its customers, classified as customer obligations in the accompanying consolidated balance sheets.

The current portion of restricted cash represents cash used to collateralize standby letters of credit all of which mature in 2011 and is therefore classified as a current asset at December 31, 2010 and June 30, 2011.

(j) Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company deposits its cash with several financial institutions, and its deposits, at times, exceed insured amounts.

For the years ended December 31, 2008, 2009 and 2010, and for the quarters and six months ended June 30, 2010 and June 30, 2011 no clients accounted for greater than 10% of total revenue or 10% of accounts receivable.

(k) Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable, and convertible debt and revolver, approximate their fair values due to their short-term nature and/or market interest rates.

FASB ASC 820, Fair Value Measurements and Disclosures, or ASC 820, provides a consistent framework to define, measure, and disclose the fair value of assets and liabilities in financial statements. ASC 820 establishes a three-level hierarchy priority for disclosure of assets and liabilities recorded at fair value. The ordering of priority reflects the degree to which objective prices in external active markets are available to measure fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Lender Warrant (see Note 9) was recorded at fair value on the grant date and are adjusted quarterly to fair value. The Company values the Lender Warrant using a Black-Scholes option-pricing model, which

G-8

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

incorporates assumptions about underlying asset value, volatility, expected remaining life, and risk-free interest rate. These valuation assumptions are estimated based upon management’s judgment about the general industry environment and are outlined in Note 9(b). Since the valuation of the Lender Warrant involves significant unobservable inputs, it is categorized as Level 3 under the three-level hierarchy discussed above.

The Investor Warrants (see Note 9) were recorded at fair value on the grant date and were adjusted quarterly to fair value until July 30, 2010. The estimated fair value of the Investor Warrants at December 31, 2009 and during 2010 has been determined based upon the Noreen-Wolfson option pricing model, which incorporates assumptions about underlying asset value, volatility, expected remaining life, and risk-free interest rate. These valuation assumptions are estimated based upon management’s judgment about the general industry environment and are outlined in Note 9(c).

At July 30, 2010, the Investor Warrant terms were changed from being exercisable for a redeemable preferred share to being exercisable for a preferred share that was not redeemable. Accordingly, the Investor Warrants are classified as equity, under FASB ASC 480, Distinguishing Liabilities from Equity, or ASC 480, and FASB ASC 815-40, or ASC 815, Derivatives and Hedging, at the date of change and no longer need to be marked-to-market. Since the valuation of the Investor Warrants involves significant unobservable inputs they were categorized as Level 3 under the three-level hierarchy discussed above.

There were no Level 1 or Level 2 financial assets or liabilities as of December 31, 2009 and 2010 and June 30, 2011. There were no sales, purchases, settlements or transfers in or out of Level 3 liabilities.

Changes in fair value of the Investor Warrants, until the time they were reclassified as equity, and in fair value of the Lender Warrant are recorded as a separate line item under other income (expense) entitled “Gain (loss) on revaluation of warrants” in the consolidated statements of operations.

(l) Accounts Receivable

Accounts receivable represent both amounts receivable in relation to fees for the Company’s services and unpaid amounts by customers for benefit services of participants provided by third-party vendors, such as transit agencies and healthcare providers (see Note 5). The Company provides for an allowance for doubtful accounts by reference to reserves for specific accounts. The Company reviews its allowance for doubtful accounts monthly. Accounts more than 30 days past due are reviewed weekly for collectibility. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs for 2008, 2009, and 2010 and for the quarters and six months ended June 30, 2010 and June 30, 2011 were not significant.

(m) Deferred Offering Costs

Deferred offering costs of $3.0 million are included in the accompanying unaudited consolidated balance sheet within prepaid expenses and other current assets at June 30, 2011. Upon the consummation of the Company’s initial public offering, these amounts will be offset against the proceeds of the offering. There were no deferred offering costs at December 31, 2008, 2009 or 2010.

(n) Property and Equipment

Property and equipment are stated at cost. Depreciation on computer and equipment and furniture and fixtures is calculated on a straight-line basis over the estimated useful lives of those assets, ranging from three to five years. Leasehold improvements are amortized over the shorter of their estimated useful life or the lease term. Total depreciation expense, including amortization of internal use software, for the years ended December 31, 2008, 2009, and 2010 was $9.2 million, $9.6 million, and $9.7 million respectively and for the quarters ended

G-9

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

June 30, 2010 and 2011 was $2.5 million and $2.3 million, respectively. Total depreciation expense, including amortization of internal use software, for the six months ended June 30, 2010 and 2011 was $4.9 million and $4.6 million, respectively.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in operating expenses.

Maintenance and repairs are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized.

(o) Software and Web Site Development Costs

The Company recognizes internal use software and Web site development costs in accordance with FASB ASC Subtopic 350-40, Internal-Use Software, and FASB ASC Subtopic 350-50, Intangibles—Website Development Costs, respectively. As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development. Costs incurred in the development phase are capitalized and recognized over the technology’s estimated useful life, generally four years, as amortization in the accompanying consolidated statements of operations. Amortization expense related to capitalized development costs was $4.7 million, $5.0 million, and $5.6 million for 2008, 2009, and 2010 respectively. In the quarters ended June 30, 2010 and 2011, the Company recorded $1.4 million and $1.5 million of amortization expense related to capitalized development costs, respectively. For the six months ended June 30, 2010 and 2011, the Company recorded $2.8 million and $2.9 million of amortization expense related to these costs. Costs associated with the platform content or the repair or maintenance of the existing platforms are expensed as incurred.

The Company accounts for interest costs related to internal use software and Web site development costs in accordance with the provisions of FASB ASC Subtopic 835-20, Interest—Capitalization of Interest, which require capitalization of interest on major construction or acquisition projects where the financial statement effect of capitalization versus current expense recognition is likely to be material. Capitalized interest related to software and development costs was immaterial for all years.

(p) Accounting for Impairment of Long-Lived Assets

In accordance with FASB ASC Subtopic 360-10, Property, Plant and Equipment, the Company evaluates the remaining useful life and recoverability of property and equipment and other assets, including identifiable intangible assets with definite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. The Company recorded impairment adjustments of $415,000, $345,000, and $119,000 in 2008, 2009, and 2010, respectively, and no impairment adjustment in the quarters ended June 30, 2010 and June 30, 2011, respectively, related to software development costs which are included in property and equipment, net in the accompanying consolidated financial statements. The Company recorded impairment adjustments of $119,000 and no impairment adjustment for the six months June 30, 2010 and 2011, respectively, related to software development costs. There were no impairment charges for acquired intangible assets for any of the periods presented.

G-10

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(q) Acquisitions and Goodwill

The Company has accounted for all of its acquisitions using the purchase method as required under the provisions of FASB ASC 805, Business Combinations, or ASC 805. The cost of acquisition is allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition. Goodwill represents the excess cost over the fair value of net assets acquired in the acquisition.

The Company performs a goodwill impairment test annually on December 31st and more frequently if events and circumstances indicate that the asset might be impaired. The following are examples of triggering events (none of which occurred in 2010 or in the six months ended June 30, 2011) that could indicate that the fair value of a reporting unit has fallen below the unit’s carrying amount:

•	A significant adverse change in legal factors or in the business climate

•	An adverse action or assessment by a regulator

•	Unanticipated competition

•	A loss of key personnel

•	A more-likely than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

The impairment tests are performed in accordance with FASB ASC 350, Intangibles—Goodwill and Other, or ASC 350, and an impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit’s fair value. When reviewing goodwill for impairment, the Company assesses whether goodwill should be allocated to operating levels lower than the Company’s single operating segment for which discrete financial information is available and reviewed for decision-making purposes. These lower levels are referred to as reporting units. The Company’s chief operating decision maker, the Chief Executive Officer, does not allocate resources or assess performance at the individual healthcare, commuter or other revenue stream level, but rather at the operating segment level. Discrete financial information is therefore not maintained at the revenue stream level. The Company’s operating segment is the aggregation of these three revenue streams and is the Company’s one reporting unit.

The goodwill impairment analysis is a two-step process: first, the reporting unit’s estimated fair value is compared to its carrying value, including goodwill. If the Company determines that the estimated fair value of the reporting unit is less than its carrying value, the Company moves to the second step to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the reporting unit in a manner similar to a purchase price allocation.

The fair value of the Company’s reporting unit was determined using the market approach. In the application of the market approach, the Company is required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results related to assumed variables could differ from these estimates. Discount rates are based on a weighted average cost of capital, which represents the average rate a business must pay its providers of debt and equity capital. The Company used discount rates that are the representative weighted average cost of capital for its reporting unit in comparison with peer companies, with consideration given to the current condition of the global economy. The Company used the same discount rate for 2010 as it did for 2009 reflecting no change in the Company’s stage of development. The Company determines projected income based on the Company’s best estimate of near term revenue and Earnings before Interest, Income Taxes, Depreciation and Amortization, or EBITDA, expectations and long-term projections; estimated Adjusted EBITDA for 2010 compared to 2009 indicated an increase. As a sensitivity analysis, a 100 basis point reduction in the assumed net sales growth beginning in fiscal 2011 would decrease minimally the

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

overall valuation but it would not cause a change in the results of the Company’s impairment testing that indicated no impairment of goodwill.

As of the end of the Company’s fourth quarter of fiscal year 2010, the period of its last annual impairment test, the fair value of its reporting unit determined under the market approach exceeded the Company’s aggregate carrying value by a significant amount. To date, the Company has not made any impairment adjustments to goodwill as the fair value of its reporting unit has always exceeded its carrying value.

(r) Warrants

The Company accounts for freestanding warrants exercisable into shares that are redeemable in accordance with ASC 480. Under ASC 480, warrants to acquire Preferred Stock where that stock is potentially redeemable must be reported as liabilities and marked to market at each reporting period from the warrant issuance date until the exercise date or expiration. If the warrants were issued in connection with a debt financing, the Company follows the guidance of FASB ASC 470, Debt, which requires that the proceeds from an issuance of debt with warrants, where the warrant is classified as a liability, be allocated first to the warrant based upon the warrant fair value and the residual amount of the proceeds are allocated to the debt. The warrant terms for the Investor Warrants were changed on July 30, 2010 and became exercisable for Preferred Stock that is not redeemable and for that reason the warrants are now classified as equity under ASC 480.

(s) Revenue Recognition

The Company reports revenue based on the following product lines: Healthcare, Commuter, and Other services. Healthcare and Commuter include revenues generated from benefit service fees based on client employee (known as participant) participation levels and interchange and other commission revenues. Interchange and other commission revenues are based on a percentage of total healthcare and commuter dollars transacted pursuant to written purchase agreements with certain vendors and banks. Other revenue includes services related to Consolidated Omnibus Budget Reconciliation Act, or COBRA, enrollment and eligibility, nonhealthcare, and employee account administration (i.e., tuition and health club reimbursements) and project-related professional services.

The Company recognizes all revenue streams in accordance with FASB ASC 605, Revenue Recognition. As such, the Company recognizes revenue when collectibility is reasonably assured, service has been performed, persuasive evidence of an arrangement exists, and there is a fixed or determinable fee.

Benefit service fees are recognized on a monthly basis as services are rendered and earned under service arrangements where fees and commissions are fixed or determinable and collectibility is reasonably assured. Benefit service fees are based on a fee for service model (e.g., monthly fee per participant) in which revenue is recognized on a monthly basis as services are rendered under price quotations or service agreements having stipulated terms and conditions, which do not require management to make any significant judgments or assumptions regarding any potential uncertainties. Fees received for initial setup of new clients and annual renewal fees are deferred and recognized on a monthly basis as services are rendered over the agreed benefit period. The initial setup fees are not considered separable from the ongoing services provided for which benefit service fees are earned.

Vendor and bank interchange revenues are attributed to revenue sharing arrangements the Company enters into with certain banks and card associations, whereby the Company shares a portion of the transaction fees earned by these financial institutions on debit cards the Company issues to its employee participants based on a percentage of total dollars transacted as reported on third-party reports. Commission revenue entails the Company purchasing passes on behalf of its employee participants from various transit agencies and due to the significant volume of purchases, the Company receives commissions on these passes which the Company records on a net basis. Commission revenue is recognized on a monthly basis as transactions are placed under written

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

purchase agreements having stipulated terms and conditions, which do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

Professional service fees are related to projects provided to the Company’s existing employer clients that last up to two months to accommodate their changing reporting and file transfer requirements and recognized upon completion of services and projects. These projects are discrete contracts and are not entered into contemporaneously with any other services the Company provides. The professional services are rendered with written price quotations or service agreements having stipulated terms and conditions, which do not require management to make any significant judgments or assumptions regarding any potential uncertainties and where fees are fixed or determinable and collectibility is reasonably assured.

(t) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718, Compensation – Stock Compensation, or ASC 718. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee’s requisite service period (generally over the vesting period of the award) on a straight-line basis.

ASC 718 requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows. There were no material excess tax benefits in the years ended December 31, 2008, 2009, and 2010 and the quarters and six months ended June 30, 2010 and June 30, 2011.

(u) Advertising Costs

Advertising costs are charged to expense in the period incurred. Advertising costs consist of expenses incurred to run advertisements. The Company incurred $102,000, $126,000, and $280,000, of advertising costs in 2008, 2009, and 2010, respectively, and $88,000 and $11,000 for the quarters ended June 30, 2010 and 2011, respectively. The Company incurred $106,000 and $38,000 of advertising costs for the six months ended June 30, 2010 and 2011, respectively.

(v) Customer Obligations

Customer obligations represent liabilities incurred as a result of cash amounts received from customers and as a result of amounts billed to customers in which the Company has the legal right to bill and has yet to fulfill or initiate the related services.

(w) Leases

The Company leases various office space and equipment. The Company classifies its leases as either operating or capital lease arrangements in accordance with the criteria of FASB ASC 840, Leases. Certain of the Company’s operating leases for office space contain provisions under which monthly rent escalates over time and certain leases also contain provisions for reimbursement of a specified amount of leasehold improvements. When lease agreements contain escalating rent clauses, the Company recognizes rent expense on a straight-line basis over the term of the lease. When lease agreements provide allowances for leasehold improvements, the Company capitalizes the leasehold improvement assets and amortizes them on a straight-line basis over the lesser of the lease term or the estimated useful life of the asset, and reduces rent expense on a straight-line basis over the term of the lease by the amount of the allowances provided.

(x) Income Taxes

The Company reports income taxes in accordance with FASB ASC 740, Income Taxes, which requires an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities arise from the

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under current enacted tax law. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly, it may have a material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax benefits. If it is more likely than not that the Company would not realize the deferred tax benefits, then the Company would establish a valuation allowance for all or a portion of the deferred tax benefits.

Under ASC Subtopic 740-10, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to uncertain tax positions in income tax expense.

(y) Legal Matters and Contingencies

The Company accrues for estimated losses in accordance with FASB ASC 450, Contingencies, which requires an accrual for matters where the Company believes that the likelihood that a loss will occur is probable and the amount of loss is reasonably estimable. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(z) Reduction in Force

In accordance with FASB ASC 420, Exit or Disposal Obligations, restructuring costs are recorded as incurred. The Company accrues severances once the total severance pool has been calculated, approved, and communicated and recognizes the expense ratably over the required service period, from the communication date to the exit date. The Company took actions with reductions in force during 2009 and recorded approximately $1.0 million in severance charges in 2009, which were fully paid out in 2009.

(aa) Indemnification Agreements

In accordance with FASB ASC 460, Guarantees, the Company has disclosed and accounted for all guarantees. No amounts were recorded under these guarantees in 2008, 2009, and 2010 and as of June 30, 2011.

The Company has signed indemnification agreements with all board members. The agreements indemnify the members from claims and expenses on actions brought against the individuals separately or jointly with the Company for Indemnifiable Events. Indemnifiable Events generally mean any event or occurrence related to the fact that the board member was or is acting in their capacity as a board member for the Company or was or is acting or representing the interests of the Company.

(bb) Recently Issued Accounting Pronouncements

In October 2009, the FASB issued Accounting Standards Update, or ASU, 2009-13, Revenue Recognition (605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Deliverables). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price, or VSOE, or third-party evidence of selling price, or TPE, before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of ASU 2009-13 in the first quarter of 2011 did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures, or ASC 820, which provides amendments that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The adoption of ASU 2010-06 related to the Level 3 activity disclosure did not have a material impact to the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other, or ASC 350: When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC 350 for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amount of a reporting unit. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 in 2011 did not have a material impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Business Combinations, or ASC 805: Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). The objective of this update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. Paragraph 805-10-50-2(h) requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

the beginning of the comparable prior annual reporting period. In practice, some preparers have presented the pro forma information in their comparative financial statements as if the business combination that occurred in the current reporting period had occurred as of the beginning of each of the current and prior annual reporting periods. Other preparers have disclosed the pro forma information as if the business combination occurred at the beginning of the prior annual reporting period only, and carried forward the related adjustments, if applicable, through the current reporting period. The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The Company will comply with this disclosure requirement for all future acquisitions.

(2)	Net Income (Loss) per share

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Common Stockholders:

	Year ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2010	2010	2011	2010	2011
	(In thousands, except per share data)
				(unaudited)		(unaudited)
Numerator (basic and diluted):
Net income (loss)	$(4,325)	$(634)	$(17,250)	$(12,583)	$3,871	$(23,110)	$6,900
Less accretion of redemption premium	(3,130)	1,037	(6,740)	(70)	(2,924)	(140)	(5,692)

Net income (loss) attributable to common shareholders for basic EPS	$(7,455)	$403	$(23,990)	(12,653)	947	(23,250)	1,208

Add back: accretion of redemption premium	—	(1,037)	—	—	—	—	—

Net income (loss) attributable to common shareholders for diluted EPS	$(7,455)	$(634)	$(23,990)	$(12,653)	$947	$(23,250)	$1,208

Denominator (basic):
Weighted average common shares outstanding	1,674	1,606	1,528	1,526	1,535	1,526	1,534
Denominator (diluted):
Weighted average common shares outstanding	1,674	1,606	1,528	1,526	1,535	1,526	1,534
Dilutive stock options and awards outstanding	—	218	—	—	1,195	—	1,122
Weighted average common shares from stock warrants	—	—	—	—	2,854	—	2,854
Weighted average common shares from preferred stock	—	15,040	—	—	10,866	—	10,866

Net weighted average common shares outstanding	1,674	16,864	1,528	1,526	16,450	1,526	16,376

Net income (loss) per share attributable to holders of common stock:
Basic	$(4.45)	$0.25	$(15.70)	$(8.29)	$0.62	$(15.24)	$0.79
Diluted	$(4.45)	$(0.04)	$(15.70)	$(8.29)	$0.06	$(15.24)	$0.07

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Diluted net income (loss) per share does not include the effect of the following anti-dilutive common equivalent shares:

	Year ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2010	2010	2011	2010	2011
	(In thousands)
				(unaudited)		(unaudited)
Stock options outstanding	3,365	2,810	4,507	5,011	135	5,011	135
Common equivalent shares from stock warrants	287	4,451	4,653	4,451	—	4,451	—
Common shares from convertible debt	—	4,164	—	4,164	—	4,164	—
Common shares from convertible preferred stock	15,041	—	17,688	15,040	5,586	15,040	5,586

	18,693	11,425	26,848	28,666	5,721	28,666	5,721

The following table sets forth the computation of unaudited pro forma basic and diluted net income per share which are computed to give effect to the conversion of all currently outstanding convertible preferred stock into shares of the Company’s common stock, as if conversion had occurred at January 1, 2010. The table below further assumes the conversion of the Company’s Series C and E-1 preferred stock warrants into common stock warrants as of such time:

	Year ended December 31, 2010	Six Months Ended June 30, 2011
	(In thousands, except per share data, unaudited)	(in thousands, except per share data) (unaudited)
Numerator (basic and diluted):
Net income (loss) as reported	$(17,250)	$6,900
Interest expense: amortization of convertible debt discount	21,107	—
Mark to market adjustment for in the money warrants	5,413	59

Pro forma income	$9,270	$6,959

Denominator (basic):
Weighted average common shares outstanding	1,528	1,534
Add common shares from convertible debt	2,647	—
Add common shares from preferred stock	15,041	17,688

Pro forma weighted average common shares outstanding	19,216	19,222

Denominator (diluted):
Pro forma weighted average common shares outstanding	19,216	19,222
Dilutive stock options outstanding	187	1,122
Dilutive warrants outstanding	536	2,854

Pro forma weighted average common shares outstanding	19,939	23,198

Pro forma net income per share:
Basic	$0.48	$0.36
Diluted	$0.46	$0.30

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(3)	Acquisitions

On August 31, 2010, the Company acquired 100% of the outstanding common shares of Planned Benefits Systems (PBS). The results of operations of PBS have been included in the Company’s consolidated results of operations since this date. PBS is engaged in the business of providing flexible benefits administration and COBRA continuance services and is based in Denver, Colorado. This acquisition added a new regional base of customers and participant relationships. The financial results of this acquisition are considered insignificant for purposes of pro forma financial statement disclosures. The goodwill of $6.3 million arising from the acquisition was attributed to the premium paid for the opportunity to expand and better serve small and medium-sized businesses and achieve greater long-term growth opportunities than either company had operating alone. The aggregate noncontingent portion of the purchase price was $2.9 million and was paid in cash on August 31, 2010.

The purchase price also includes a contingent element that requires the Company to pay the former owners of PBS additional amounts in 2011 and 2012 based upon annualized revenues of PBS for 2011 and 2012. The additional amount for 2011 of $2.0 million was paid in April 2011. The fair value of the contingent elements at June 30, 2011 totaled $4.5 million. There is also an amount totaling $600,000, which was held back from the initial consideration paid to account for possible future contingencies. The fair value of the contingent elements at December 31, 2010 totaled $6.3 million based on annualized revenues of $8.4 million for 2011 and $9.9 million for 2012. The fair value was determined from forecasts developed by management based upon existing business and relationships and based on historical growth rates. The Company discounted these forecasts using the weighted average cost of capital. A weighted average cost of capital of 18.5% was used. As the fair value measure is based on significant inputs that are not observable in the market, the Company categorizes the inputs as Level 3 inputs under ASC 820.

The following table summarizes the consideration for PBS and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

Goodwill	$6,284,000
Acquired intangible assets, primarily customer relationships, contracts, and trademarks	4,350,000
Acquired net tangible assets	373,000
Deferred income taxes	(1,784,000)

Total allocation of acquisition cost	$9,223,000

The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately 6.9 years. The intangible assets include customer relationships of $3.7 million (6.7-year weighted average useful life), and other intangible assets of $630,000 (7.8-year weighted average useful life).

Since the acquisition was a stock purchase, goodwill and intangibles cannot be amortized for tax purposes; accordingly, a deferred tax liability of $1.8 million was recorded at the date of acquisition for the book tax cost basis difference related to the intangibles.

On November 30, 2010, the Company acquired a division, or FBM, in a carve-out from Fringe Benefits Management Company, a Florida corporation, or FBMC. The acquired division related to the tax-advantaged business of providing flexible benefits administration, commuter, and COBRA continuance services for public service entities. This acquisition added a new regional base of clients and participant relationships. The results of FBM’s operations have been included in the consolidated financial statements since that date. The financial results of this acquisition are considered insignificant for purposes of pro forma financial disclosures. The goodwill of $4.4 million arising from the acquisition was attributed to the premium paid for the opportunity to

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

expand and better serve the public sector and achieve greater long-term growth opportunities than either company had operating alone. The aggregate noncontingent portion of the purchase price was $7.2 million and was paid in cash in two installments: at November 30, 2010 ($2.5 million) and January 14, 2011 ($4.7 million). The Company has determined that FBM represented a business which the Company obtained control on November 30, 2010. On that date, the Company also entered into a Shared Services Agreement, or SSA, with FBMC to provide operational continuity to both parties as acquired customer contracts assumed by the Company were being assigned to the Company and to provide ongoing support to FBMC for the processing of certain tax favored business bundled as part of FBMC’s offerings as part of their ongoing business.

The purchase price includes a contingent consideration element that requires the Company to pay FBMC additional amounts in 2011 and 2012 based upon annualized revenues of $10.5 million for 2011 and $11.0 million for 2012 at December 31, 2010. We measure acquired contingent consideration payable each reporting period at fair value, and recognize changes in fair value in earnings each period in the amortization and change in contingent consideration line item on the statement of operations, until the contingency is resolved. Increases or decreases in the fair value of the contingent consideration payable can result from changes in revenue targets and changes in assumed discount periods and rates. Significant judgment is employed in determining the appropriateness of these assumptions each period. The fair value of the contingent consideration element at December 31, 2010 and June 30, 2011 was $4.9 million and $5.7 million, respectively, and was based on achieving the aforementioned annualized revenues. Since FBM is a carve-out, some historical revenue details were not available and the forecasts relied upon existing management’s best estimates based upon current business and their understanding of retention rates and the marketplace. A weighted average cost of capital of 18% was used. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs.

The following table summarizes the consideration for FBM and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

Goodwill	$4,424,000
Acquired intangible assets, primarily customer relationships and tradenames	7,630,000

Total allocation of acquisition cost	$12,054,000

The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately 9.8 years. The intangible assets that make up that amount include a customer list of $7.3 million (10-year weighted average useful life) and other intangible assets of $300,000 (4-year weighted average useful life).

The goodwill and intangibles will be amortized for tax over a life of 15 years.

On September 15, 2008, the Company entered into an Asset Purchase Agreement with Creative Benefits, Inc., or CB, a California Corporation, pursuant to which CB transferred its operating assets and certain liabilities to WageWorks. CB is engaged in the business of providing flexible benefits administration, COBRA continuance, and eligibility services. This acquisition added a significant base of clients and participant relationships as well as some technology. The results of operations of CB have been included in the Company’s consolidated results of operations since its acquisition date. The financial results of this acquisition are considered insignificant for purposes of pro forma financial disclosures. The purchase price was approximately $6.9 million (including a contingent payment made on March 31, 2010 in the amount of $2.2 million) and was paid for in cash.

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(4)	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 and the quarter ended June 30, 2011 are as follows (dollars in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Balance at beginning of year	$33,608	$33,767	$46,806
Additions	159	13,039	17

Balance at end of year	$33,767	$46,806	$46,823

In connection with the acquisition of MHM Resources in 2007, the Company is required to pay the former parent company of MHM Resources a portion of revenue earned by the Company related to a specific client. The Company recorded $159,000 and $77,000 in 2009 and 2010, respectively, and $17,000 in the six months ended June 30, 2011, to goodwill related to this contingent payment.

Acquired intangible assets at December 31, 2009 and 2010 and June 30, 2011 were comprised of the following (dollars in thousands):

	December 31,						June 30, 2011
	2009			2010			Gross carrying amount	Accumulated amortization	Net
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
							(unaudited)
Amortized intangible assets:
Client contracts and broker relationships	$15,484	$11,842	$3,642	$26,534	$13,224	$13,310	$26,534	$14,215	$12,319
Trade names	490	268	222	1,020	388	632	1,020	465	555
Technology	2,580	1,092	1,488	2,580	1,678	902	2,580	1,971	609
Noncompete agreements	1,612	1,550	62	2,011	1,625	386	2,011	1,645	366

Total	$20,166	$14,752	$5,414	$32,145	$16,915	$15,230	$32,145	$18,296	$13,849

Amortization expense for acquired intangible assets totaled $3.3 million, $3.4 million, and $2.2 million in 2008, 2009, and 2010, respectively and $0.5 million and $0.7 million for the quarters ended June 30, 2010 and 2011, respectively. Amortization expense totaled $1.1 million and $1.4 million for the six months ended June 30, 2010 and 2011, respectively. The weighted average estimated lives of acquired intangible assets are approximately seven years for client contracts and relationships, four and a half years for trade names, four and a half years for technology, and four years for noncompete agreements. The weighted average remaining estimated life of acquired intangible assets in total is approximately seven and a half years.

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The estimated amortization expense for each of the five succeeding years and thereafter at December 31, 2010 is as follows (dollars in thousands):

2011	$2,675
2012	2,413
2013	2,226
2014	1,680
2015	1,530
Thereafter	4,706

Total	$15,230

(5)	Accounts Receivable

Accounts receivable at December 31, 2009 and 2010 and June 30, 2011 were comprised of the following (dollars in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Trade receivables	$8,114	$9,438	$11,989
Unpaid amounts for benefit services	3,421	5,568	9,319

	11,535	15,006	21,308
Less allowance for doubtful accounts	(349)	(415)	(541)

Accounts receivable, net	$11,186	$14,591	$20,767

Included in unpaid amounts for benefit services at June 30, 2011 is an amount of approximately $4.1 million related to the Company’s FBM COBRA activities. As part of the business combination, FBMC agreed to continue to take receipt of monies into a FBMC bank account, the balance of which is recorded as an unpaid amount for benefit services in accounts receivable. There is an equal amount recorded in customer obligations to reflect the Company’s obligation to pay these monies to the employers and/or insurance companies in the following month.

(6)	Property and Equipment

Property and equipment at December 31, 2009 and 2010 and June 30, 2011 were comprised of the following (dollars in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Computers and equipment	$7,879	$8,487	$8,547
Software and development costs	34,319	36,373	39,644
Furniture and fixtures	3,121	3,143	3,095
Leasehold improvements	6,163	6,320	6,183

	51,482	54,323	$57,469
Less accumulated depreciation and amortization	(30,187)	(35,630)	(39,290)

Property and equipment, net	$21,295	$18,693	$18,179

G-21

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

During 2008, 2009, 2010 the Company capitalized software development costs of $6.5 million, $5.6 million, $5.5 million, respectively. In the quarters ended June 30, 2010 and 2011, the Company capitalized software development costs of $1.4 million and $1.8 million, respectively, and $2.6 million and $3.5 million for the six months ended June 30, 2010 and 2011, respectively. In 2008, 2009, and 2010, the Company has amortized $4.7 million, $5.0 million, and $5.6 million, respectively, of these costs. In the quarters ended June 30, 2010 and 2011, the Company amortized $1.4 million and $1.5 million, respectively, and $2.8 million and $2.9 million for the six months ended June 30, 2010 and 2011, respectively, of these costs. These costs are included in amortization and change in contingent consideration in the accompanying consolidated statements of operations. At December 31, 2009 and 2010, the unamortized software development costs included in property and equipment in the accompanying consolidated balance sheets were $13.3 million and $13.2 million, respectively.

(7)	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2009 and 2010 and June 30, 2011 were comprised of the following (dollars in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Accounts payable	$1,320	$1,214	$1,484
Payable to benefit providers and transit agencies	7,942	7,908	7,069
Accrued payables	2,912	4,224	3,899
Accrued compensation and related benefits	6,264	6,378	5,789
Other accrued expenses	1,334	987	823
Deferred revenue	200	189	309

Accounts payable and accrued expenses	$19,972	$20,900	$19,373

(8)	Debt

(a) Revolver

On August 30, 2010, the Company entered into a Commercial Credit Agreement, or Revolver, with Union Bank N.A. to borrow an aggregate principal amount of up to $15.0 million. The proceeds from this facility are used to fund permitted acquisitions. The Company borrowed $2.9 million during 2010 and $9.2 million during the six months ended June 30, 2011. As of December 31, 2010 and June 30, 2011, the Company had $12.1 million and $2.9 million available under the Revolver, respectively. As collateral for the Revolver, the Company granted Union Bank a security interest in all of the Company’s assets.

The interest rate for each draw for the Revolver is based on the London Interbank Offered Rate, or LIBOR, plus three percent. The interest rate at December 31, 2010 was 3.3% and at June 30, 2011 ranged from 3.25% to 3.75%. The Revolver may only be prepaid upon five business days’ notice to the lender and payment of a prepayment fee to the lender. Such prepayment fee is calculated as the present value of the difference between the return that the lender could obtain if it used the amount of such prepayment of principal to purchase regularly quoted securities issued by the United States at bid price, minus the return the lender would have received had the prepayment not been made. The Revolver has financial covenants including monthly quick ratio, monthly minimum 3-month EBITDA coverage, and a monthly cash flow coverage ratio. The Revolver also contains a nonfinancial covenant to provide audited financial statements within 90 days after each year end. The Company was not in compliance with the covenant requirement to provide audited financial statements within the stated period of time. The Company obtained a waiver from the lender extending the period of time the Company had

G-22

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

to provide financial statements through May 15, 2011. To maintain availability of funds under the Revolver, the Company pays a commitment fee on the unused portion of the Revolver. The commitment fee is equal to one quarter of one percent (0.25%) per annum and is recorded as interest expense.

Any borrowing outstanding under the Revolver is due and payable on August 31, 2012.

(b) Capital Lease

On September 29, 2006, the Company entered into a 30-month capital lease to finance the acquisition of certain service delivery equipment amounting to $3.2 million and paid the amount in full during 2009. The Company is depreciating the capitalized leased assets on a straight-line method over their useful life of five years.

(c) ORIX Venture Finance, LLC Senior Loan and Security Agreement

On September 27, 2007, the Company entered into a Senior Loan and Security Agreement with ORIX Venture Finance, LLC, or ORIX, to borrow an aggregate principal amount of up to $20 million. On December 28, 2009, the Company repaid the loan to ORIX. Upon ORIX receiving payment in full, all obligations, covenant restrictions, and liabilities were satisfied in full and all security interests in the Company’s assets held as collateral were relieved. The Company recorded a charge in 2009 upon the extinguishment of this debt of $356,000, primarily related to the write-off of debt discount and cash payments for legal fees and a prepayment penalty.

(d) Convertible Debt

On December 28, 2009, the Company entered into certain convertible note agreements, or Investor Notes, with several existing Preferred Stockholders for which it received proceeds of $20 million. The Investor Notes were automatically convertible into Series E Preferred Stock at the earlier of (a) the next qualified financing or (b) April 2010. The April 2010 conversion date could be extended by agreement of the Company and the noteholders. The Investor Notes bore interest at 10% per annum and were repayable on January 2, 2011.

In connection with the issuance of the Investor Notes, the same Preferred Stockholders received warrants to purchase shares of Series E Preferred Stock (see Note 9). The Investor Warrants were valued at $9.2 million, which was recorded as a discount to the Investor Notes. In addition, the Investor Notes contained a beneficial conversion feature in the amount of $10.8 million, which was also recorded as a discount to the Investor Notes resulting in the carrying value of the Investor Notes initially being zero. Both discounts were then charged to interest expense through the contractual maturity date of January 2011.

No qualified financing occurred in 2010 and the automatic conversion date was extended through July 31, 2010. On July 31, 2010, the Investor Notes (including accrued interest of approximately $1.2 million) were converted into 5,294,514 shares of Series E Preferred Stock and the Investor Warrants became exercisable to purchase shares of Series E-1 Preferred Stock (see Note 9). At the time of conversion, there remained an amount of approximately $8.4 million of unamortized debt discount. This amount was recorded as incremental interest expense upon conversion. As a result, there are no incremental charges to interest expense related to these Investor Notes after July 31, 2010.

G-23

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

These amounts are included within interest expense the accompanying consolidated statement of operations as follows (in thousands):

	Year Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2010	2010	2011	2010	2011
Noncash interest expense	$—	$16	$1,162	$493	$—	$992	$—
Beneficial conversion feature	—	30	10,770	2,238	—	4,500	—
Warrant-related discount	—	25	9,175	2,627	—	5,283	—

	$—	$71	$21,107	$5,358	$—	$10,775	$—

(9)	Warrants

(a) Warrant to Purchase Common Stock

On September 27, 2007, the Company granted ORIX a warrant for 75,000 shares of Common Stock at a purchase price of $8.20 per share in connection with the debt facility discussed in Note 8(c).

The warrant is exercisable, in whole or in part, for a period of seven years through September 26, 2014. The warrant does not entitle the holder to any voting rights or other rights as a stockholder of the Company prior to exercise. The fair value of the warrant was determined as approximately $216,000 and was recorded as a debt discount. The Company was amortizing the fair value of the warrant over the life of the loan as interest expense. The Company recorded $54,000 in interest expense in 2009. The unamortized balance at December 28, 2009 of $95,000 was included as part of the debt extinguishment. The fair value of the warrant was determined using the Black-Scholes valuation model. Assumptions used were as follows: fair value of the underlying stock of $8.20; risk-free interest rate of 4.27%; term of 7.0 years; dividend of 0%; and volatility of 22%. This warrant is classified as equity.

(b) Lender Warrant

On May 23, 2005, the Company entered into a Senior Loan and Security Agreement, or Hercules Debt, with Hercules to borrow an aggregate principal amount of up to $20 million. On September 27, 2007, the Company repaid the loan to Hercules. In connection with the Hercules Debt financing, the Company granted Hercules a warrant to purchase 423,529 shares of Series C Preferred Stock at a purchase price of $4.25 per share. The warrant is exercisable, in whole or in part, for a period ending upon the earliest to occur of (a) May 23, 2015 or (b) 18 months after an initial public offering. The purchase price may be settled either by cash or by surrender of all or a portion of the warrant in exchange for shares of Series C Preferred Stock. The maximum number of preferred shares that the Company could be required to issue for settlement is 423,529. The warrant does not entitle the holder to any voting rights or other rights as a stockholder of the Company prior to exercise. The fair value of the warrants at December 31, 2010 was approximately $1.5 million and is recorded as Warrants on the accompanying consolidated balance sheet.

The Company accounts for freestanding warrants, on shares that are redeemable, in accordance with ASC 480 pursuant to which any change in the fair value of the warrants is recorded in the consolidated statement of operations. The Company recorded a mark-to-market loss of $72,000 for the year ended December 31, 2008, a mark-to-market gain of $70,000 for the year ended December 31, 2009, a mark-to-market loss of $400,000 for the year ended December 31, 2010 related to the change in fair value of these warrants. The Company recorded a mark-to-market gain of $42,000 and $51,000 for the quarters ended June 30, 2010 and June 30, 2011, respectively, related to the change in fair value of these warrants. The Company recorded a mark-to-market gain of $84,000 and a loss of $59,000 for the six months ended June 30, 2010 and 2011, respectively. This revaluation is included in other income (expense) as a separate line item entitled “Gain (loss) on revaluation of warrants.”

G-24

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The Company values the warrants using a Black-Scholes option pricing model, at each reporting date, which incorporates assumptions about underlying asset value, volatility, expected remaining life, and risk-free interest rate. These valuation adjustments are estimated based upon management’s judgment about the general industry environment. The assumptions used at December 31, 2008, 2009, and 2010, respectively, were as follows:

	December 31,
	2008	2009	2010

Fair value of underlying stock per share	$5.39	$5.14	$7.34
Risk-free interest rate	1.14%	1.56%	0.61%
Expected term	3.5 years	3.5 years	2 years
Dividend yield	—%	—%	—%
Volatility	50.40%	56.40%	43.70%

(c) Investor Warrants

Effective December 28, 2009, in connection with the Investor Notes described in Note 8(d) the Company granted to the instrument holders warrants, or Investor Warrants, to purchase $20 million worth of Series E Preferred Stock (later amended to Series E-1 Preferred Stock – see below.) The Investor Warrants are exercisable, in whole or in part, after the Automatic Conversion Date (originally April 30, 2010 and amended and extended to July 31, 2010) and expire on December 28, 2017 (later amended to June 30, 2014). All unexercised warrants upon expiration will automatically be exercised unless the Investor Notes holders provide written notice to the Company of their intent to have the warrants expire unexercised. The Investor Warrants do not entitle the holder to any voting rights or other rights as a stockholder of the Company prior to exercise.

At December 31, 2009, the Company accounted for the Investor Warrants as liabilities in accordance with ASC 480. This was due to the fact that these warrants were exercisable into a series of Preferred Stock that was redeemable. Any change in the fair value of the warrants at each reporting period was recorded in the consolidated statement of operations as a gain (loss) on revaluation of warrants. The initial fair value of the Investor Warrants was determined to be approximately $9.2 million using an expected value approach based on the Noreen-Wolfson option pricing valuation model. Assumptions used were as follows: weighted fair value of the implied value of the underlying shares of $3.98; weighted risk-free interest rate of 2.68%; weighted term of 6.1 years; dividend of 0%; and volatility of 48.40% determined by reference to the average asset volatility of comparable public companies. The initial fair value was recorded as a discount on the Investor Notes. The Company was amortizing the discount over the life of the Investor Notes as interest expense. The amount of the mark-to-market adjustment related to the Investor Warrants for the year ended December 31, 2009 was immaterial.

At July 30, 2010, the terms of the Investor Warrants were amended to allow for conversion to 8,733,617 Series E-1 Preferred Stock with an adjusted strike price of $2.29 (the original strike price was $2.40). The Series E-1 Preferred Stock is not redeemable and accordingly under ASC 480 and ASC 815 the Investor Warrants were determined to be equity classified and no longer classified as a liability. The fair value of the warrants at July 30, 2010 was determined to be $14.2 million and was determined using an expected value approach based on the Noreen-Wolfson option pricing valuation model. Assumptions used were as follows: weighted fair value of the implied value of the underlying shares of $3.42; weighted risk-free interest rate of 0.84%; weighted term of 2.89 years; dividend of 0%; and volatility of 66.10% determined by reference to the average asset volatility of comparable public companies. As a result of the valuation, the Company recorded a mark-to-market loss of $5.0 million for the year ended December 31, 2010 related to the change in fair value of these warrants. The Company recorded a mark-to-market loss of $6.0 million for the quarter ended March 31, 2010. This revaluation was recorded in the consolidated statement of operations as a gain (loss) on revaluation of warrants.

G-25

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(10)	Redeemable and Convertible Preferred Stock

On July 30, 2010, the certificate of incorporation was amended to authorize the issuance of 40.5 million shares of Preferred Stock. The Preferred Stock is divided into series with 50,000 shares designated as Series A Preferred Stock, 1.7 million shares designated as Series A-1 Preferred Stock, 1.0 million shares designated as Series A-2 Preferred Stock, 14.9 million shares designated as Series B Preferred Stock, 6.3 million shares designated as Series C Preferred Stock, 2.5 million shares designated as Series D Preferred Stock, 5.3 million shares designated as Series E Preferred Stock, and 8.7 million shares designated as Series E-1 Preferred Stock.

As of December 31, 2010 and June 30, 2011, the rights, preferences, and privileges of the holders of Preferred Stock are as follows:

(a) Dividends

The holders of Series A, A-1, A-2, B, C, D, E, and E-1 Preferred Stock shall be entitled to receive noncumulative dividends (as adjusted for any stock dividends, combinations, or splits with respect to such shares) annually payable out of funds legally available, when and if declared by the board of directors as follows:

Preferred stock	Dividend rates
Series A	$0.3200
Series A-1	0.3200
Series A-2	0.3200
Series B	0.1120
Series C	0.3400
Series D	0.5192
Series E	0.3200
Series E-1	0.1800

Payment of Series A, A-1, A-2, B, C, D, E, and E-1 dividends shall be paid prior to payment of any dividends on the Common Stock.

As of December 31, 2010 and June 30, 2011, no dividends have been declared or paid.

(b) Liquidation

In the event of any liquidation, the holders of Series E and Series E-1 Preferred Shares shall be entitled to a preference on liquidation equal to $4.00 and $2.29 per share, respectively (as adjusted for any stock dividends, combinations, or splits with respect to such shares), plus declared but unpaid dividends prior to any payments to the Series A, A-1, A-2, B, C, and D Preferred Stock, or the Common Stock holders.

In the event of any liquidation, the holders of Series D shall be entitled to a preference on liquidation equal to $6.49 per share (as adjusted for any stock dividends, combinations, or splits with respect to such shares) plus declared but unpaid dividends prior to any payments to the Series A, A-1, A-2, B, and C Preferred Stock, or the Common Stock holders.

In the event of any liquidation, the holders of Series C shall be entitled to a preference on liquidation equal to $4.25 per share (as adjusted for any stock dividends, combinations, or splits with respect to such shares) plus declared but unpaid dividends prior to any payments to the Series A, A-1, A-2, and B Preferred Stock, or the Common Stock holders.

G-26

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

In the event of any liquidation, the holders of Series B shall be entitled to a preference on liquidation equal to $1.40 per share (as adjusted for any stock dividends, combinations, or splits with respect to such shares) plus declared but unpaid dividends prior to any payments to the Series A, A-1, and A-2 Preferred Stock, or the Common Stock holders.

In the event of any liquidation, the holders of Series A, A-1, and A-2 Preferred Stock shall be entitled to a preference on liquidation equal to $4.00 per share (as adjusted for any stock dividends, combinations, or splits with respect to such shares) plus declared but unpaid dividends prior to any payments to the Common Stock holders.

All further remaining proceeds would be distributed ratably to the Common Stock holders and the Series A, A-1, A-2, B, C, D, E, and E-1 stockholders on an as-converted basis, provided that the distributions described above on the shares of Series A, A-1, A-2, B, C, D, E, and E-1 Preferred Stock are capped at $14.14, $21.50, $14.14, $7.35, $10.20, $12.98, $8.00, and $4.58, respectively. Should the distributions be capped, each series of Preferred Stock is convertible to Common Stock at the election of the holder thereof.

(c) Conversion

Each share of Series A, A-1, A-2, B, C, D, E, and E-1 may be converted to shares of Common Stock at a conversion ratio as outlined in the table below.

Preferred stock class	Conversion ratio
Series A	0.85
Series A-1	1.47
Series A-2	0.85
Series B	0.50
Series C	0.50
Series D	0.50
Series E	0.50
Series E-1	0.50

Each share of Series A, A-1, A-2, B, C, D, E, and E-1 shall be automatically converted to shares of Common Stock immediately prior to the earlier to occur of (i) the closing of a firm commitment, underwritten public offering registered under the Securities Act of 1933, in which the net proceeds to the Company from the sale of the Company’s Common Stock is $40 million or greater, and the offering price per share is at least $20.78 (as adjusted for any stock dividends, combinations, or splits with respect to such shares), or Qualified IPO, or (ii) the effective date upon which a defined voting percentage, as outlined below, of the outstanding shares of such indicated class voting as a class, approve such conversion.

Preferred stock class	Defined voting percentage
Series A	Majority of Series B
Series A-1	Majority of Series B
Series A-2	Majority of Series B
Series B	Majority of Series B
Series C	Majority of Series C
Series D	Majority of Series D
Series E	80.8% of Series E
Series E-1	80.8% of Series E

G-27

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Each series of Preferred Stock is convertible to Common Stock at the election of the holder thereof.

All Preferred Stock shall be entitled to proportional adjustments for stock splits, stock dividends, and the like.

(d) Redemption

Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, and Series E-1 Preferred Stock are not redeemable. Series C, D, and E Preferred Stock are redeemable, at any time after December 31, 2012 if, prior to such date, the Company has not consummated a Qualified IPO, (i) the holders of not less than a majority of the issued and outstanding Series C Preferred Stock request, by written notice, that the Company redeem all shares of Series C Preferred Stock then held by such holders and/or (ii) the holders of not less than a majority of the issued and outstanding Series D Preferred Stock request, by written notice, that the Company redeem all shares of Series D Preferred Stock then held by such holders and/or (iii) the holders of not less than a majority of the issued and outstanding Series E Preferred Stock request, by written notice, that the Company redeem all shares of Series E Preferred Stock then held by such holders.

The redemption price per share shall be payable in cash and shall be equal to the greater of (i) the fair market value of such shares as determined in good faith by an appraiser of national standing chosen by the redeeming preferred stockholders that is satisfactory to the Company or (ii) $4.25 per share, with respect to Series C Preferred Stock, $6.49 per share, with respect to Series D Preferred Stock and $4.00 per share, with respect to Series E Preferred Stock (each as adjusted for any stock dividends, combinations, or splits with respect to such shares).

The Company records accretion related to this redemption premium, using the interest method, as an increase or decrease to the liquidation value of the redeemable Preferred Stock and a decrease or increase to additional paid-in capital based on the excess of the estimated fair value of each redeemable Preferred Stock, as determined by the Company, over the stated minimum redemption price per share for each redeemable Preferred Stock over the period of time up to the redemption date. The Company recorded the following dividend amounts for each redeemable Preferred Stock in 2008, 2009, 2010 (in thousands):

	Series C	Series D	Series E
Redemption value at December 31, 2007	$29,164	$16,786	$—
Accretion of preferred stock	2,430	700	—

Redemption value at December 31, 2008	31,594	17,486	—
Accretion of preferred stock	(610)	(427)	—

Redemption value at December 31, 2009	30,984	17,059	—
Conversion of investor notes and accrued interest	—	—	21,178
Accretion of preferred stock	3,823	888	2,028

Redemption value at December 31, 2010	34,807	17,947	23,206
Accretion of preferred stock	2,209	502	2,981

Redemption value at June 30, 2011 (unaudited)	$37,016	$18,449	$26,187

The Company estimates the remaining aggregate accretion to be recorded over the remaining redemption period is approximately $23.1 million at December 31, 2010 and $20.7 million at June 30, 2011.

G-28

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(e) Voting Rights

All holders of Preferred Stock are entitled to vote on an as-converted basis.

(f) Anti-Dilution Protection

Subject to the following paragraphs below, each series of Preferred Stock is entitled to “weighted average” anti-dilution protection for issuances of Company securities at a price per share that is less than the conversion price then in effect for such series.

(g) Protective Provisions

Approval of the holders of a majority of Series A, A-1, A-2, B, and C Preferred Stock voting together as a single class is required on the following matters: (i) create a non wholly owned subsidiary; (ii) voluntary liquidation, winding-up, or dissolution; (iii) amendment of any stock option or stock purchase plan to modify the number of shares covered thereby; (iv) increase number of directors above nine; (v) any change to counsel or auditors; (vi) any material change in the nature of the Company’s business; (vii) declare, pay, or make any dividend or distribution on any shares of Common Stock; (viii) redeem, purchase, or acquire any shares of Common Stock; and (ix) sell any material assets or grant any exclusive license to intellectual property outside the ordinary course if the value of such assets or rights, when aggregated with all other such transfers in the preceding 12 months would meet certain materiality thresholds.

Approval of the holders of a majority of Series A, A-1, A-2, and B Preferred Stock voting together as a single class is required on the following matters: (i) create, designate, authorize, or issue any security that is senior to, or on par with, any such securities with respect to voting, dividends, and liquidation; or (ii) amend or repeal the Certificate of Incorporation or Bylaws in a manner that disproportionately affects such securities relative to other series of Preferred Stock.

Approval of the holders of a majority of Series C Preferred Stock voting together as a single class is required on the following matters: (i) create, designate, authorize, or issue any security that is senior to, or on par with, such securities with respect to voting, dividends, and liquidation; (ii) agree to any liquidation event that would result in a liquidation preference to the Series C of less than $5.6525 per share; (iii) increase number of directors above nine; (iv) amend or repeal the certificate of incorporation or bylaws in a manner that materially adversely changes the rights of such securities; (v) declare, pay, or make any dividend or distribution on any shares of Common Stock or Preferred Stock; (vi) redeem, purchase, or acquire any shares of Common Stock or Preferred Stock; (vii) incur debt that results in aggregate outstanding indebtedness in excess of $25 million; or (viii) engage in certain related-party transactions.

Approval of the holders of a majority of Series D Preferred Stock voting together as a single class is required to amend or repeal the Certificate of Incorporation or Bylaws in a manner that materially adversely changes the rights of the Series D Preferred Stock in a manner that disproportionately affects such securities relative to other series of Preferred Stock.

Approval of the holders of a majority of Series E Preferred Stock voting together as a single class is required to amend or repeal the Certificate of Incorporation or Bylaws in a manner that materially adversely changes the rights of the Series E Preferred Stock or the Series E-1 Preferred Stock in a manner that disproportionately affects any such securities relative to other series of Preferred Stock.

G-29

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(h) Investor Notes

On December 28, 2009, the Company entered into Investor Notes with preferred shareholders holding more than 90% of the preferred shares to borrow an aggregate principal amount of $20 million. Under the Agreement, each investor received a note. Each investor also received a warrant to purchase Series E Preferred Stock (see Note 8). The interest on the notes was accrued but was unpaid and converted with the Investor Notes on the conversion date. On July 31, 2010, the Investor Notes converted into Series E Preferred Stock under the automatic conversion date provision.

(11)	Common Stock

(a) Authorized Shares

On July 30, 2010, the certificate of incorporation was amended to authorize the issuance of 101 million shares of capital stock. The total number of shares of Common Stock was authorized at 60.5 million shares.

(b) Dividends

Subject to the prior rights of the holders of all classes of stock having prior rights as to dividends, the holders of the Common Stock are entitled to receive out of any assets of the Company legally available, such dividends as may be declared from time to time by the board of directors.

(c) Liquidation

Upon the liquidation, dissolution, or winding up of the Company, the assets of the Company shall be distributed as provided in the amended and restated certificate of incorporation.

(d) Redemption

The Common Stock shall not be redeemable other than by the repurchase of shares of Common Stock by the Company from employees, officers, directors, consultants or other persons performing services for the Company pursuant to agreements under which the Company has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment. As of December 31, 2010 and June 30, 2011, there are currently no shares outstanding where the Company has such an option.

(e) Voting Rights

The holders of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

(12)	Employee Benefit Plans

(a) Employee Stock Option Plan

The Company’s stock option program is a long-term retention program that is intended to attract, retain, and provide incentives for talented employees, officers, and directors, and to align stockholder and employee interests. The Company considers its option program critical to its operation and productivity.

Stock-based compensation is classified in the consolidated statement of operations in the same expense line items as cash compensation. In accordance with ASC 718, the Company recorded $1.8 million, $2.5 million and

G-30

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

$2.4 million of stock-based compensation expense in its consolidated statements of operations for the years ended December 31, 2008, 2009, and 2010, respectively, relating to options. None of the stock-compensation cost was capitalized as amounts were immaterial. Amounts recorded as expense in the consolidated statement of operations are as follows (in thousands):

	December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2008	2009	2010	2010	2011	2010	2011
				(unaudited)		(unaudited)
Cost of revenues	$214	$373	$312	$88	$59	$167	$123
Technology and development	186	323	282	72	67	134	134
Sales and marketing	302	461	422	105	104	205	213
General and administration	1,068	1,353	1,388	332	345	643	729

Total	$1,770	$2,510	$2,404	$597	$575	$1,149	$1,199

As of December 31, 2010, there was $4.7 million of total unrecognized compensation cost related to nonvested stock-based employee compensation arrangements that is expected to vest. The cost is expected to be recognized over a weighted average period of 3.34 years, as of December 31, 2010.

The Company’s 2000 Stock Option/Stock Issuance Plan adopted in June 2000, as amended and restated, or the 2000 Plan, provides for the issuance of options and other stock-based awards. On May 6, 2010, the shares of Common Stock reserved for issuance under the 2000 Plan were increased by 298,602 shares to 5.1 million shares and the plan was terminated in June 2010. The Company issues new shares upon the exercise of stock options. Any forfeitures or shares remaining under the plan are canceled and not available for reissue.

The Company’s 2010 Equity Incentive Plan was adopted on May 26, 2010, or the 2010 Plan, and the Company initially reserved for issuance under the 2010 Plan 0.8 million shares with an automatic annual increase on the first day of each of our fiscal years beginning in 2011 by an amount equal to the lesser of 250,000 shares, 1% of the outstanding shares of the Company’s common stock as of the last day of the Company’s immediately preceding fiscal year, or such other amount as the Company’s board of directors may determine. Options become vested and exercisable at such times and under such conditions as determined by the board of directors. In January 2011, the shares of Common Stock reserved for issuance under the 2010 Plan were increased by 192,195 shares. As of June 30, 2011, 0.5 million shares were available for issuance under the 2010 Plan.

Options under the 2000 and the 2010 Plan, or the Plans, are generally for periods not to exceed 10 years and must be issued at prices not less than 85% of the estimated fair value of the shares of Common Stock on the date of grant as determined by the plan administrator. Options become vested and exercisable at such times and under such conditions as determined by the board of directors. Options generally vest over four years with 25% vesting after one year and the balance vesting monthly over the remaining period. In May and November 2010, the Company granted a total of 418,500 performance option awards to certain executives of the Company. The performance option awards are subject to potential early vesting based upon the achievement of certain milestones as follows: 25% to vest upon an initial public offering, 25% to vest upon achieving a revenue growth rate of at least 8% per year for two consecutive years, and an additional 50% will vest upon the achievement on an initial public offering and achieving consecutive growth rates.

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Stock option activity for 2010 and the six months ended June 30, 2011 is as follows (shares in thousands):

	Shares	Weighted average exercise price	Remaining contractual term (years)	Aggregate intrinsic value (dollars in thousands)
December 31, 2009	3,478	$7.66	7.83	$1,213
Granted	1,137	5.58
Exercised	(7)	0.80
Forfeited	(101)	7.02

Outstanding as of December 31, 2010	4,507	$7.16	7.51	$17,213
Vested and expected to vest at December 31, 2010	4,119	$7.26	7.36	$15,310
Exercisable at December 31, 2010	4,507	$7.16	7.51	$17,213
Granted	138	11.24
Exercised	(6)	2.49
Forfeited	(53)	7.80

Outstanding as of June 30, 2011 (unaudited)	4,586	$7.28	7.10	$25,488

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009, and 2010 was $94,000, $273,000, and $33,375, respectively. The Company received $3,500, $20,200, and $5,000 of cash upon the exercise of these options for the years ended December 31, 2008, 2009, and 2010, respectively. The Company also recorded $36,000, $80,000, and $1,300 in tax benefits as a result of the exercise of these options for the years ended December 31, 2008, 2009, and 2010, respectively.

The Plans provides for grants of immediately exercisable options; however, the Company has the right to repurchase any unvested Common Stock upon the termination of employment at the original exercise price. There were no early exercises and the Company did not repurchase any unvested Common Stock during 2008, 2009, or 2010. As of December 31, 2008, 2009 and 2010, there were 13,500, 500 and zero exercised shares subject to repurchase.

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The following table summarizes information with respect to options outstanding and exercisable at December 31, 2010 (shares in thousands):

	Options outstanding and exercisable
Exercise price	Number of options	Weighted average remaining life (years)
$0.50	93	3.08
0.80	25	1.02
2.00	114	4.37
5.32	795	9.34
6.14	709	8.40
6.18	335	9.82
6.66	84	5.03
7.20	226	5.71
7.42	171	8.91
8.20	60	6.72
8.24	133	7.35
8.28	501	7.10
8.48	53	6.11
9.42	901	6.38
10.42	307	6.86

	4,507	7.51

(b) Valuation Assumptions

The Company calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (annualized percentages):

	December 31,
	2008	2009	2010

Fair value of underlying stock per share	$ 8.24-8.28	$6.14-7.42	$5.32-6.18
Expected volatility	33.8-47.0%	47.0%	46.0-50.9%
Risk-free interest rate	2.32-2.79%	2.13-2.72%	1.19-2.51%
Expected term	4.68-4.95 years	4.95-6.06 years	6.07 years
Dividend yield	0.00%	0.00%	0.00%
Grant date fair values of stock options	$ 2.38-2.76	$2.64-3.60	$2.34-3.56

Expected volatility is determined using average volatility of peer publicly traded companies. The risk-free interest rate is determined by using published zero coupon rates on treasury notes for each grant date given the expected life. The dividend yield of zero is based on the fact that the Company expects to invest cash in operations and has never paid cash dividends on Common Stock. The Company changed its method of estimating expected term in 2010 from using historical and exercises to the “simplified” method as determined under SAB 107 due to the low frequency of option exercises.

As stock-based compensation expense recognized in the consolidated statements of operations in 2008, 2009, and 2010 is based on awards ultimately expected to vest, it is reduced for estimated prevest forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods

G-33

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

if actual forfeitures differ from those estimates. In addition, ASC 718 requires that compensation cost recognized at any date must be at least equal to the amount attributable to options that are vested at that date. The Company calculates a true-up of its compensation costs to the vested amounts on a quarterly basis. Prevesting forfeitures were estimated to be approximately nine percent in 2008 and 2009 and approximately eight percent in 2010 based on weighted average historical forfeiture rates. Under the provisions of ASC 718, the Company will record additional expense if the actual forfeiture rate is lower than estimated, and will record a recovery of prior expense if the actual forfeiture rate is higher than estimated.

(c) Restricted Stock Agreements

The Company issues stock under purchase agreements, which includes stock pursuant to the Company’s option plans, which include restrictions on the transfer of the Company’s Common Stock. Before selling Common Stock, the stockholder must first offer the Company the right of first refusal. In the event of a voluntary or involuntary termination (including death and disability), the Company has the right to repurchase the exercised unvested shares at the original price paid. The Company did not exercise these rights in 2008 and had no exercised and unvested shares in 2009, 2010 and the six months ended June 30, 2011.

The Company has a co-sale agreement, which includes restrictions on the transfer of the Company’s Common Stock issued pursuant to the Company’s stock purchase agreement. Before selling Common Stock, the stockholder must first offer the Company the right of first refusal. The Company did not exercise these rights for the years ended December 31, 2008, 2009, and 2010 and the six months ended June 30, 2011.

(d) 401(k) Plan

The Company participates in the WageWorks 401(k) Plan, or 401(k) Plan, a tax-deferred savings plan covering all of its employees working more than 1,000 hours per year. Employees become participants in the 401(k) Plan on the first day of any month following the first day of employment. Eligible employees may contribute up to 25% of their compensation to the 401(k) Plan, limited to the maximum allowed under the Internal Revenue Code, or the Code. The Company, at its discretion, may match up to 25% of the first 4% of employees’ contributions and may make additional contributions to the 401(k) Plan. The Company contributed approximately $293,000, $255,000, and $292,000 in 2008, 2009, and 2010, respectively and $74,000 and $176,000 in the quarter ended and six months ended June 30, 2011 respectively.

(13) Income Taxes

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable.

The Company follows FASB ASC 740-270, Income Taxes—Interim Reporting, for the computation and presentation of its interim period tax provision. Accordingly, management estimated the effective annual tax rate and applied this rate to the year-to-date pre-tax book income to determine the interim provision for income taxes. For the six months ended June 30, 2011, the income tax provision of $0.4 million represents a provision for income taxes of $0.2 million related to federal and state income taxes and deferred taxes of $0.2 million on goodwill tax amortization.

Loss before income taxes for the years ended December 31, 2008, 2009, and 2010 was all incurred in the United States of America.

G-34

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The components of the provision for income taxes for the years ended December 31, 2008, 2009, and 2010 are as follows (dollars in thousands):

	2008	2009	2010
Current:
Federal	$—	$(48)	$—
State	77	97	130

	77	49	130

Deferred:
Federal	387	423	(1,404)
State	23	23	70

	410	446	(1,334)

Total provision (benefit) for income taxes	$487	$495	$(1,204)

Deferred tax assets (liabilities) as of December 31, 2008, 2009, and 2010 consist of the following (dollars in thousands):

	2009	2010
Deferred tax assets:
Current:
Prepaids	$—	$373
Accruals and reserves	2,923	2,571

Deferred tax assets—current	2,923	2,944

Noncurrent:
Net operating loss carryforwards	26,416	22,002
Stock-based compensation	1,902	2,750
R&D and other credits	1,245	1,137
Property and equipment	304	1,009
Other	39	57

Deferred tax assets—noncurrent	29,906	26,955

Gross deferred tax assets	32,829	29,899
Valuation allowance	(25,801)	(25,931)

Net deferred tax assets	7,028	3,968

Deferred tax liabilities:
Noncurrent
Intangibles	(2,970)	(3,968)
Beneficial conversion feature	(4,058)	—
Goodwill	(1,480)	(1,929)

Gross deferred tax liabilities	(8,508)	(5,897)

Net deferred tax liabilities	$(1,480)	$(1,929)

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WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2008, 2009, and 2010:

	2008	2009	2010
Tax provision (benefit) at U.S. statutory rate	(34)%	(34)%	(34)%
State income taxes, net of federal benefit	2	8	1
Warrants	1	(17)	30
Permanent items	2	34	0
R&D credits	0	(59)	0
Change in valuation allowance	41	424	(4)

Provision for tax	12%	356%	(7)%

The Company has provided a valuation allowance for all of its net deferred tax assets excluding indefinite lived intangible asset related timing differences as of December 31, 2010 due to the uncertainty regarding their future realization. The total valuation allowance increased by approximately $130,000 from December 31, 2009 to December 31, 2010.

At December 31, 2010, unrecognized tax benefits approximated $2 million, none of which would affect the effective tax rate if recognized. Included in the balance at December 31, 2010 is $247,000 of current year tax positions, which would not affect the Company’s income tax expense if recognized. As of December 31, 2010, the Company has no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations. The Company does not anticipate any adjustments would result in a material change to its financial position. For the years ended December 31, 2008, 2009, and 2010, the Company did not recognize interest or penalties related to unrecognized tax benefits. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	Year ended December 31,
	2008	2009	2010
	(In thousands)
Balance, beginning of year	$1,173	$1,434	$1,630
Increase in tax positions for prior years	—	—	117
Decrease in tax positions for prior years	—	—	—
Settlements	—	—	—
Lapse in statute of limitations	—	—	—
Increase in tax positions for current year	261	196	247

Balance, end of year	$1,434	$1,630	$1,994

The Company files income tax returns in the U.S. federal jurisdiction and various states jurisdictions. As a result of the Company’s net operating loss carryforwards, the 2000 through 2010 tax years are open and may be subject to potential examination in one or more jurisdictions.

At December 31, 2010, the Company had federal and state operating loss carryforwards of approximately $61.7 million and $38.9 million, respectively, available to offset future regular and alternative minimum taxable income. The federal amount includes tax deductions benefits related to stock options in the amount of $2.7 million that will be booked to additional paid-in capital and that will benefit the tax provision when utilized.

The Company also has tax deductible goodwill related to asset acquisitions. When the Company utilizes these loss carryforwards, a portion of these amortization deductions will be booked to goodwill and will not

G-36

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

benefit the tax provision. The cumulative amount of amortization deductions through 2010 is $5.4 million, of which $200,000 relates to amounts that will be booked to goodwill and will not benefit the tax provision.

In addition, the Company had federal and California research and development credit carryforwards of approximately $2.2 million and $1.1 million respectively, available to offset future tax liabilities. The Company’s federal net operating loss and tax credit carryforwards expire in the years 2020 through 2029 and 2023 through 2030, respectively, if not utilized. The state net operating loss carryforwards expire in the years 2011 through 2031. The California tax credit carryforward can be carried forward indefinitely.

The Company’s ability to utilize the net operating losses and tax credit carryforwards in the future may be subject to a reduction in the event of future ownership changes as defined in Section 382 of the Code and similar state tax law.

(14) Commitments and Contingencies

(a) Operating Leases

The Company leases office space and equipment under noncancelable operating leases with various expiration dates through 2011 and 2015.

Future minimum lease payments under noncancelable operating leases are as follows (dollars in thousands):

Operating leases
As of December 31, 2010
2011	$3,716
2012	3,093
2013	2,067
2014	1,312
2015	912
Thereafter	—

Total minimum lease payments	$11,100

Rent expense in 2008, 2009, and 2010 was $2.4 million, $2.5 million and $2.3 million, respectively, and $0.6 million and $0.8 million for the quarters ended June 30, 2010 and June 30, 2011, respectively, and $1.1 million and $1.6 million for the six months ended June 30, 2010 and 2011, respectively.

(b) Legal Matters

The Company is involved from time to time in claims that arise in the normal course of its business. The Company is not presently subject to any material litigation nor, to management’s knowledge, is any litigation threatened against the Company that collectively is expected to have a material adverse effect on the Company’s cash flows, financial condition or results of operations

(15) Related Party

In December 2009, we entered into a Note and Warrant Purchase Agreement with certain of our stockholders pursuant to which we issued convertible promissory notes in an aggregate principal amount of $20,000,000 and warrants to purchase shares of preferred stock. In July 2010, we entered into an amendment to the Note and Warrant Purchase Agreement. The convertible promissory notes accrued interest at the rate of

G-37

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

10% per annum. In July 2010, the convertible promissory notes were converted into an aggregate of 5,294,514 shares of our Series E preferred stock at a conversion price of $4.00 per share and the warrants to purchase shares of preferred stock became exercisable to purchase an aggregate of 8,733,617 shares of our Series E-1 preferred stock at exercise prices of $2.29 per share (see Notes 8(d) and 9(c)).

The National Flex Trust, or the Trust, established by a subsidiary of the Company, is to provide reimbursement of qualified expenses to plan participants under certain employer plans that have contracted with the Company to provide the plan services using a custodial account, or the Trust Account, maintained by the Company. The client is responsible for maintaining the employer plan for their participants, including the establishment of eligibility and paying all eligible claim amounts owed to their participants. The Company is an independent contractor engaged to perform administration services. As an administrator, the Company does not have the power to direct the activities of the Trust that would most significantly impact the Trust’s economic performance.

Under a Management Agreement for Services to the Trust, the Company is to provide services to the Trust, including accounting, treasury, tax, administration, and management. The Trust pays the Company monthly for the services provided based on plan participants and/or debit cards administered.

Amounts due to the Company from the Trust for management services were $360,000 as of December 31, 2010 and $450,000 as of June 30, 2011 and were not recognized. For the past several years, the Trust’s earnings have been insufficient to cover these costs and, consequently, the Company has not recognized these fees during this period. Trust expenses subsidized by the Company amounted to $84,000 during the 2010 year, and $26,000 and $34,000 for the quarters ended June 30, 2010 and June 30, 2011, respectively and $46,000 and $58,000 for the six months ended June 30, 2010 and 2011, respectively.

The Company has a long-term receivable due from the Trust totaling $1.0 million which the Trust holds with its banks, as a security deposit for the settlement of participant claims. The Company has recorded this receivable within Other Assets.

(16)	Subsequent Event

On July 15, 2011, the Board of Directors approved a 1-for-2 reverse stock split of our outstanding common stock that was effected on that date, and a proportional adjustment to the existing conversion ratios for each series of convertible preferred stock was made at the time of the effectiveness of the reverse stock split. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively to reflect this reverse stock split, adjustment of the convertible preferred stock conversion and adjustment of the exercise prices of stock options and warrants.

G-38